Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Matthew R. DiClemente

(215) 564-8173

mdiclemente@stradley.com

November 18, 2013

VIA EDGAR

Dominic J. Minore, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gottex Trust (the “Trust”)

Registration Numbers 333-191185; 811-22889

Dear Mr. Minore:

On behalf of the Trust, please find the attached copies of the following agreements, plans and draft legal opinion for the Trust, each of which will be filed as an exhibit to the Trust’s registration statement in a pre-effective amendment to the registration statement:

-	Investment Advisory Agreement with Gottex Fund Management Ltd.;
-	Expense Limitation Agreement with Gottex Fund Management Ltd.;
-	Distribution Agreement with Foreside Fund Services, LLC;
-	Custody Agreement with UMB Bank, n.a.;
-	Transfer Agency Agreement with UMB Fund Services, Inc. (“UMBFS”);
-	Administration and Fund Accounting Agreement with UMBFS;
-	Draft opinion regarding legality of Trust shares from Stradley Ronon Stevens & Young, LLP;
-	Rule 12b-1 Distribution Plan;
-	Rule 18f-3 Multiple Class Plan.

If you have any questions concerning the materials included with this correspondence, please do not hesitate to contact me.

Very truly yours,

Stradley Ronon Stevens & Young, LLP

/s/ Matthew R. DiClemente

Matthew R. DiClemente

Exhibit (d)

INVESTMENT ADVISORY AGREEMENT

THIS INVESTMENT ADVISORY AGREEMENT (the “Agreement”) is made as of the 13th day of November, 2013, by and between Gottex Trust, a Delaware statutory trust (the “Trust”), on behalf of the Gottex Endowment Strategy Fund (the “Fund”), and Gottex Fund Management Ltd., a Delaware limited liability company (the “Investment Adviser”).

WHEREAS, the Trust engages in business as an open-end, diversified management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Trust desires to retain the Investment Adviser to furnish investment advisory services to the Fund and to provide certain management and administrative services to the Fund, and the Investment Adviser desires to be retained to provide such services;

NOW, THEREFORE, in consideration of the terms and conditions hereinafter contained, the Trust, on behalf of the Fund, and the Investment Adviser agree as follows:

1.           The Trust hereby retains the Investment Adviser:

(a)          to act as investment adviser to the Fund and, subject to the oversight of the Board of Trustees of the Trust (the “Board”), to develop and implement the Fund’s investment program, to manage the Fund’s investment portfolio and make all decisions regarding the purchase and sale of investments for the Fund, and to provide various management and oversight services to the Fund as hereinafter set forth. Without limiting the generality of the foregoing, the Investment Adviser shall: obtain and evaluate such information and advice relating to the economy, securities or commodities markets, and securities or other assets as it deems necessary or useful to discharge its duties hereunder; continuously manage the assets of the Fund in a manner consistent with the investment objective, policies and restrictions of the Fund, as set forth in the Fund’s then-current Prospectus and Statement of Additional Information and as may be adopted from time to time by the Board, and applicable laws and regulations; determine the securities or other assets to be purchased, sold or otherwise disposed of by the Fund and the timing of such purchases, sales and dispositions; and take such further action, including the placing of purchase and sale orders and the voting of securities on behalf of the Fund, as the Investment Adviser shall deem necessary or appropriate. The Investment Adviser shall furnish to or place at the disposal of the Fund such information, evaluations, analyses and opinions formulated or obtained by the Investment Adviser in the discharge of its duties as the Fund may, from time to time, reasonably request; and

(b)          to provide, and the Investment Adviser hereby agrees to provide, certain management, oversight and other services to the Fund. Notwithstanding the appointment of the Investment Adviser to provide such services hereunder, the Board shall remain responsible for overseeing the management, business and affairs of the Fund. The management, oversight and other services to be provided by the Investment Adviser shall include:

(i)           providing administrative and secretarial, clerical and other personnel as necessary to provide the services required to be provided under this Agreement;

(ii)          overseeing any Sub-Advisers (as defined in Paragraph 3 below) and any entities retained by the Fund to provide administration, custody and other services to the Fund;

(iii)         monitoring relations and communications between investors and the Fund;

(iv)         assisting in the drafting and updating of disclosure documents relating to the Fund, including the preparation of offering materials;

(v)          assisting in the preparation of regulatory filings with the Securities and Exchange Commission and state securities regulators and other Federal and state regulatory authorities;

(vi)         monitoring compliance with regulatory requirements and with the Fund’s investment objective, policies and restrictions as established by the Board or overseeing such compliance monitoring by other service providers to the Fund;

(vii)        reviewing accounting records and financial reports of the Fund, assisting with the preparation of the financial reports of the Fund and acting as liaison with the Fund’s administrator and independent auditors;

(viii)       assisting in the preparation and filing of tax returns;

(ix)         coordinating and organizing meetings of the Board and meetings of the shareholders of the Fund, in each case when called by such persons in accordance with the Trust’s Declaration of Trust and Bylaws;

(x)          maintaining and preserving books and records of the Fund as required by the 1940 Act and which are not maintained by any Sub-Adviser or the Fund’s administrator, transfer agent or custodian (which books and records shall be the property of the Fund and maintained and preserved as required by the 1940 Act and the rules thereunder and shall be surrendered to the Fund promptly upon request);

(xi)         reviewing and arranging for payment of the expenses of the Fund or overseeing such payment by other service providers to the Fund;

(xii)        providing the services of persons employed by the Investment Adviser or its affiliates who may be appointed as officers of the Fund by the Board, except for the Fund’s CCO, Anti-Money Laundering Officer or any other officer required by federal or state law;

(xiii)       assisting the Fund in regulatory examinations, and working closely with any counsel retained to represent any members of the Board who are not “interested persons,” as defined by the 1940 Act and the rules thereunder (the “Independent Trustees”) of the Fund in response to any litigation, investigations or regulatory matters; and

(xiv)       providing such office space, facilities, equipment, clerical help, and other personnel and services as the Fund shall reasonably require in the conduct of its business.

2.          The Investment Adviser shall, in all matters, give to the Fund and the Board the benefit of its best judgment, effort, advice and recommendations and shall at all times conduct the Fund’s investment program in a manner consistent with: (i) the provisions of the 1940 Act and the rules or regulations thereunder; (ii) other applicable provisions of Federal and state law; (iii) the provisions of this Agreement and the Declaration of Trust of the Fund, as amended from time to time; (iv) the policies and determinations of the Board; (v) the investment policies and restrictions of the Fund as reflected in the registration statement of the Fund under the 1940 Act, as such policies may, from time to time, be amended; and (vi) the Prospectus and Statement of Additional Information of the Fund, as the same may be amended from time to time. The appropriate officers and employees of the Investment Adviser shall be available upon reasonable notice for consultation with the Board with respect to any matters dealing with the business and affairs of the Fund, including the valuation of the portfolio securities of the Fund.

3.          Provided that the Fund shall not be required to pay any compensation to the Investment Adviser for the services to be provided hereunder other than as provided by the terms of this Agreement, the Investment Adviser is authorized to: (i) obtain investment information, research or assistance from any other person, firm or corporation to supplement, update or otherwise assist the Investment Adviser in providing investment management services; and (ii) utilize personnel of affiliates of the Investment Adviser in providing services hereunder. The Investment Adviser is also authorized to enter into investment sub-advisory agreements with any registered investment adviser (a “Sub-Adviser”), subject to obtaining such approvals of the Board and shareholders of the Fund (“Shareholders”) as may be required to comply with applicable provisions of the 1940 Act, delegating any or all of the investment advisory services required to be provided by the Investment Adviser under Section 1(a) hereof, subject to the supervision of the Investment Adviser. The parties understand and acknowledge that an agreement with a Sub-Adviser may require the Fund to pay compensation to the Sub-Adviser in addition to the compensation paid to the Adviser under this Agreement.

4.          The Fund will, from time to time, furnish or otherwise make available to the Investment Adviser such financial reports, proxy statements, policies and procedures and other information relating to the business and affairs of the Fund as the Investment Adviser may reasonably require in order to discharge its duties and obligations hereunder.

5.          Without limiting the generality of Section 1 hereof, the Investment Adviser and, if applicable, a Sub-Adviser, shall be authorized to open, maintain and close accounts in the name and on behalf of the Fund with brokers and dealers as it determines are appropriate; to select and place orders with brokers, dealers or other financial intermediaries for the execution, clearance or settlement of any transactions on behalf of the Fund on such terms as the Investment Adviser (or such Sub-Adviser) considers appropriate and that are consistent with the policies of the Fund; and, subject to any policies adopted by the Board and to the provisions of applicable law, to agree to the payment of such commissions, fees and other charges by the Fund as it shall deem reasonable in the circumstances taking into account all such factors as it deems relevant (including the quality of research and other services made available to it even if such services are not for the exclusive benefit of the Fund and the cost of such services does not represent the lowest cost available) and shall be under no obligation to combine or arrange orders so as to obtain reduced charges unless otherwise required under the federal securities laws. The Investment Adviser (or such Sub-Adviser), acting on behalf of the Fund, is hereby authorized to engage in “block trades” (as defined in Rule 43.2 of the regulations promulgated under the Commodity Exchange Act) when entering into cleared swap transactions on behalf of the Fund listed on a registered swap execution facility or derivatives contract market, a particular transaction meets the applicable minimum block size established by the CFTC for the transaction in question (including through the aggregation of orders of multiple clients) and the Investment Adviser determines to elect block trade status for the transaction. In addition, the Investment Adviser (or such Sub-Adviser) may aggregate or “batch” purchase or sale orders for various clients, including the Fund, when it believes such action to be in the best interests of such clients, in which case the allocation of such securities so purchased or sold will be made by the Investment Adviser (or such Sub-Adviser) in accordance with the Investment Adviser’s (or such Sub-Adviser’s) investment allocation and trade allocation policies. The Investment Adviser (and such Sub-Adviser) is authorized but not obligated to cause, and shall not be deemed to have acted unlawfully or to have breached any duty created by this Agreement or otherwise solely by reason of its having caused, the Fund to pay a broker that provides brokerage and research services (within the meaning of Section 28(e) of the Securities Exchange Act of 1934) to the Investment Adviser (or such Sub-Adviser) an amount of commission for effecting an investment transaction for the Fund that is in excess of the amount of commission that another broker would have charged for effecting that transaction if the Investment Adviser (or such Sub-Adviser) determines in good faith that such commission was reasonable in relation to the value of the brokerage and research services provided by such broker viewed in terms of either that particular transaction or the overall responsibility of the Investment Adviser (or such Sub-Adviser) with respect to the accounts as to which it exercises investment discretion. To the extent permitted by law and regulation, the Investment Adviser may, subject to adherence with such procedures as may be adopted by the Board, use affiliates of the Investment Adviser or the Fund's distributor(s) as brokers to effect the Fund’s transactions and the Fund may pay such commissions to such brokers in such amounts as are permissible under applicable law.

6.           Fees; Expenses

(a)          In consideration for the provision by the Investment Adviser of its services hereunder, the Fund shall pay the Investment Adviser a monthly “Management Fee,” determined as set forth in this Section 6.

(b)          The Management Fee shall be computed, and paid monthly in arrears within thirty business days after the end of the month, at the annual rate of 1.60% of the Fund’s average daily net assets. In the event that this Agreement becomes effective after the first day of a month or terminates prior to the last day of a month, the Management Fee payable for such month shall be pro rated based on the number of days during such month this Agreement was in effect.

To the extent that the Investment Adviser defers advisory fees or absorbs operating expenses of the Fund pursuant to an arrangement with the Fund, the Investment Adviser may seek payment of such deferred fees or reimbursement of such absorbed expenses in accordance with the terms of such arrangement. The waiver or assumption and reimbursement by the Investment Adviser of any expense of the Fund that the Investment Adviser is not required by this Agreement to waive, or assume or reimburse, shall not obligate the Investment Adviser to waive, assume, or reimburse the same or any similar expense of the Fund on any subsequent occasion, unless so required pursuant to a separate agreement between the Fund and the Investment Adviser.

7.           The Investment Adviser is responsible for all costs and expenses associated with the provision of its services hereunder including, but not limited to: fees of any consultants retained by the Investment Adviser (if applicable); the cost of office space, telephone service, heat, light, power and other utilities provided to the Fund; and the salaries of officers of the Fund who are also directors, officers or employees of the Investment Adviser or its affiliates, and the fees and expenses of the members of the Board of the Trust (the “Trustees”) who are also directors, officers or employees of the Investment Adviser, or who are directors, officers or employees of any company affiliated with the Investment Adviser. The Investment Adviser shall, at its own expense, maintain such staff and employ or retain such personnel and consult with such other persons as may be necessary to render the services required to be provided by the Investment Adviser or furnished to the Fund under this Agreement.

8.           Except as provided herein or in another agreement between the Fund and the Investment Adviser, the Fund shall bear all expenses incurred in its business and operations, other than those borne by the Investment Adviser, the Fund’s distributor, or the Fund’s administrator pursuant to their agreements with the Fund, including, but not limited to (as applicable): investment related expenses (e.g., costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with investments, transfer taxes and premiums, taxes withheld on foreign income, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold short but not yet purchased and margin fees); the Management Fee; sub-advisory fees (only pursuant to those sub-advisory agreements that obligate the Fund to pay the applicable Sub-Advisers); fees paid to the Fund’s distributor; any non-investment related interest expense; organizational expenses; offering expenses; operating expenses (including, but not limited to, printing expenses, legal expenses, internal and external accounting, audit and tax preparation expenses registration, licensing (including certain research databases and software and certain administrative software), government filing fees, costs of background checks of portfolio managers of underlying portfolio funds, mailing costs for investor reports, interest, taxes, costs and other expenses associated with the operation of the Fund), administrative expenses and fees; custody and escrow fees and expenses; insurance costs; fees and travel-related expenses of members of the Board who are not employees of the Investment Adviser or any affiliate of the Investment Adviser; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Investment Adviser and any custodian or other agent engaged by the Fund; and any extraordinary expenses.

9.           The Investment Adviser represents that it: (a) is duly organized in the State of Delaware as a limited liability company under the Delaware Limited Liability Company Act; and (b) is registered as an investment adviser with the U.S. Securities and Exchange Commission.

10.         The Investment Adviser will use its best efforts in the supervision and management of the investment activities of the Fund and in providing services hereunder, but in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations hereunder, the Investment Adviser, its directors, officers or employees and their respective affiliates, executors, heirs, assigns, successors and other legal representatives (collectively, “Affiliates”) shall not be liable to the Trust or the Fund for any error of judgment, for any mistake of law or for any act or omission by the Investment Adviser or any of its Affiliates.

11.         (a)          The Fund shall indemnify the Investment Adviser and its Affiliates (each an “Indemnified Person”) against any and all costs, losses, claims, damages or liabilities, joint or several, including, without limitation, reasonable attorneys’ fees and disbursements, resulting in any way from the performance or non-performance of any Indemnified Person’s duties with respect to the Fund, except those resulting from the willful malfeasance, bad faith or gross negligence of an Indemnified Person or the Indemnified Person’s reckless disregard of such duties, and in the case of criminal proceedings, unless such Indemnified Person had reasonable cause to believe its actions were unlawful (collectively, “disabling conduct”). Indemnification shall be made following: (i) a final decision on the merits by a court or other body before which the proceeding was brought that the Indemnified Person was not liable by reason of disabling conduct or (ii) a reasonable determination, based upon a review of the facts and reached by (A) the vote of a majority of the Board who are not parties to the proceeding or (B) legal counsel selected by a vote of a majority of the Board in a written advice, that the Indemnified Person is entitled to indemnification hereunder. The Fund shall advance to an Indemnified Person (to the extent that it has available assets and need not borrow to do so) reasonable attorneys’ fees and other costs and expenses incurred in connection with defense of any action or proceeding arising out of such performance or non-performance. The Investment Adviser agrees, and each other Indemnified Person will agree as a condition to any such advance, that in the event the Indemnified Person receives any such advance, the Indemnified Person shall reimburse the Fund for such fees, costs and expenses to the extent that it shall be determined that the Indemnified Person was not entitled to indemnification under this Section 11.

(b)          Notwithstanding any of the foregoing to the contrary, the provisions of this Section 11 shall not be construed so as to relieve the Indemnified Person of, or provide indemnification with respect to, any liability (including liability under Federal securities laws, which, under certain circumstances, impose liability even on persons who act in good faith) to the extent (but only to the extent) that such liability may not be waived, limited or modified under applicable law or that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the provisions of this Section 11 to the fullest extent permitted by law.

12.         Nothing contained in this Agreement shall prevent the Investment Adviser or any of its Affiliates from acting as investment adviser or manager for any other person, firm, fund, account, corporation or other entity and, except as required by applicable law, shall not in any way bind or restrict the Investment Adviser or any of its Affiliates from buying, selling or trading any securities or other investments for their own accounts or for the account of others for whom they may be acting. Nothing in this Agreement shall limit or restrict the right of the Investment Adviser or any of its Affiliates to engage in any other business or to devote its, his or her time and attention in part to the management or other aspects of any other business whether of a similar or dissimilar nature.

13.         This Agreement shall take effect on the date first set forth above (the “Effective Date”) and shall remain in effect for a period of two years from the date of its execution and shall continue in effect from year to year thereafter, provided that such continuance is approved at least annually by the vote of a “majority of the outstanding voting securities” of the Fund, as defined by the 1940 Act and the rules thereunder, or by the Board; and provided that in either event such continuance is also approved by a majority of the Independent Trustees, by vote cast in person at a meeting called for the purpose of voting on such approval to the extent required by the 1940 Act. The Fund may at any time, without payment of any penalty, terminate this Agreement upon sixty days’ prior written notice to the Investment Adviser, either by majority vote of the Board or by the vote of a “majority of the outstanding voting securities” of the Fund (as defined by the 1940 Act and the rules thereunder). The Investment Adviser may at any time, without payment of penalty, terminate this Agreement upon sixty days’ prior written notice to the Fund. This Agreement shall automatically and immediately terminate in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder, by the Investment Adviser.

14.         Any notice under this Agreement shall be given in writing and shall be deemed to have been duly given when delivered by hand or facsimile or five days after mailed by certified mail, post-paid, by return receipt requested to the other party at the principal office of such party.

15.         This Agreement may be amended only by the written agreement of the parties. Any amendment shall be required to be approved by the Board and by a majority of the Independent Trustees. If required by the 1940 Act, any amendment shall also be required to be approved by the vote of a “majority of the outstanding voting securities” of the Fund (as defined by the 1940 Act and the rules thereunder).

16.         This Agreement shall be construed in accordance with the laws of the State of Delaware and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

17.         The parties to this Agreement agree that the obligations of the Trust under this Agreement are binding only upon the assets and property of the Fund, and shall not be binding upon any other series of the Trust, or any of the Trustees, shareholders of the Fund, or any officers, employees or agents, whether past, present or future, of the Fund, individually.

18.         This Agreement embodies the entire understanding of the parties.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

GOTTEX TRUST, on behalf of
GOTTEX ENDOWMENT STRATEGY FUND

By:	/s/ Dr. William J. Landes
Name:	Dr. William J. Landes
Title:	Principal Executive Officer

GOTTEX FUND MANAGEMENT LTD.

By:	/s/ William H. Woolverton
Name:	William H. Woolverton
Title:	Managing Director

Exhibit (d)(1)

GOTTEX TRUST

FEE WAIVER AND EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS FEE WAIVER AND EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT is made as of the 13th day of November, 2013, by and between Gottex Trust, a Delaware statutory trust, on behalf of the Gottex Endowment Strategy Fund (the “Fund”), and Gottex Fund Management Ltd., a Delaware corporation (“Gottex”):

WITNESSETH:

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, open-end, management investment company; and

WHEREAS, Gottex serves as the investment adviser of the Fund pursuant to an Investment Advisory Agreement between Gottex and the Trust, on behalf of the Fund, dated as of November 13, 2013 (the “Investment Advisory Agreement”);

NOW, THEREFORE, the parties hereto agree as follows:

1.          Gottex (or an affiliate of Gottex) agrees for the Initial Period and any Renewal Period (each defined below) to waive the advisory fees to which it is entitled to be paid and/or to pay or absorb the ordinary operating expenses of the Fund (including organization and offering expenses, but excluding any taxes, interest, brokerage commissions, dividends on short sales, and non-recurring or extraordinary expenses of the Fund), to the extent necessary to limit the ordinary operating expenses of each class of the Fund to the percent per annum of the Fund's average daily net assets set forth on Exhibit A hereto (the “Expense Limitation”). In addition, Acquired Fund Fees and Expenses are not included in the Expense Limitation as they do not represent direct expenses of the Fund, but represent indirect expenses incurred by the Fund and its shareholders.

2.          In consideration of Gottex's agreement to limit the Fund's expenses, the Fund will carry forward the amount of advisory fees waived and expenses paid or absorbed by Gottex (or its affiliate) in excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which the expenses were incurred and will reimburse Gottex (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund's ordinary operating expenses to exceed the Expense Limitation in effect at the time of reimbursement.

3.          This Agreement shall take effect on the date first set forth above (the “Effective Date”) and shall remain in effect for a period of two years from the date of its execution (the “Initial Period”), and will continue in effect from year to year thereafter (each a “Renewal Period”) upon mutual agreement of the Trust, on behalf of the Fund, and Gottex, unless and until terminated by providing written notice of such termination at least 60 days prior to the end of the Initial Period or any Renewal Period. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement.

4.          This Agreement may not be assigned without the prior written consent of the other party.

5.          This Agreement shall be construed in accordance with the laws of the State of Delaware and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

6.          This Agreement constitutes the entire agreement between the parties hereto with respect to the matters described herein.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

GOTTEX TRUST, on behalf of
GOTTEX ENDOWMENT STRATEGY FUND

By:	/s/ William Landes
Name: William Landes
Title: President and Chief Executive Officer

GOTTEX FUND MANAGEMENT LTD.

By:	/s/ William H. Woolverton
Name: William H. Woolverton
Title: Senior Managing Director

EXHIBIT A

Fund	Class	Expense Limitation

Gottex Endowment Strategy Fund	Class A	1.99%

Gottex Endowment Strategy Fund	Class I	1.74%

Exhibit (e)

DISTRIBUTION AGREEMENT

THIS AGREEMENT is made and entered into as of this 13th day of November 2013, by and between Gottex Trust, a Delaware statutory trust (the “Client”) and Foreside Fund Services, LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, the Client is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and is authorized to issue shares of beneficial interest (“Shares”) in separate series, with each such series representing interests in a separate portfolio of securities and other assets;

WHEREAS, the Client desires to retain the Distributor as principal underwriter in connection with the offering of the Shares of each series listed on Exhibit A hereto (as amended from time to time) (each a “Fund” and collectively the “Funds”);

WHEREAS, the Distributor is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and is a member of the Financial Industry Regulatory Authority (“FINRA”);

WHEREAS, this Agreement has been approved by a vote of the Client’s Board of Trustees (the “Board”) and its disinterested directors in conformity with Section 15(c) of the 1940 Act; and

WHEREAS, the Distributor is willing to act as principal underwriter for the Client on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.           Appointment of Distributor. The Client hereby appoints the Distributor as its exclusive agent for the sale and distribution of Shares of the Funds, on the terms and conditions set forth in this Agreement, and the Distributor hereby accepts such exclusive appointment and agrees to perform the services and duties set forth in this Agreement.

2.           Services and Duties of the Distributor.

A.           The Distributor agrees to act as agent of the Client for distribution of the Shares of the Funds, upon the terms and at the current offering price (plus sales charge, if any) described in the Prospectus. As used in this Agreement, the term “Prospectus” shall mean each current prospectus, including the statement of additional information, as amended or supplemented, relating to any of the Funds and included in the currently effective registration statement(s) or post-effective amendment(s) thereto (the “Registration Statement”) of the Client under the Securities Act of 1933 (the “1933 Act”) and the 1940 Act.

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B.           During the continuous public offering of Shares of the Funds, the Distributor shall use commercially reasonable efforts to distribute the Shares. All orders for Shares shall be made through financial intermediaries or directly to the applicable Fund or its designated agent. Such purchase orders shall be deemed effective at the time and in the manner set forth in the Prospectus. The Client or its designated agent will confirm orders and subscriptions upon receipt, will make appropriate book entries and, upon receipt of payment therefor, will issue the appropriate number of Shares in uncertificated form.

C.           The Distributor shall maintain membership with the NSCC and any other similar successor organization to sponsor a participant number for the Funds so as to enable the Shares to be traded through FundSERV. The Distributor shall not be responsible for any operational matters associated with FundSERV or Networking transactions.

D.           The Distributor acknowledges and agrees that it is not authorized to provide any information or make any representations regarding the Funds other than as contained in the Prospectus and any sales literature and advertising materials specifically approved by the Client.

E.           The Distributor agrees to review all proposed advertising materials and sales literature for compliance with applicable laws and regulations, and shall file with appropriate regulators those advertising materials and sales literature it believes are in compliance with such laws and regulations. The Distributor agrees to furnish to the Client any comments provided by regulators with respect to such materials.

F.           The Client agrees to redeem or repurchase Shares tendered by shareholders of the Funds in accordance with the Client’s obligations in the Prospectus and the Registration Statement. The Client reserves the right to suspend such repurchase right upon written notice to the Distributor.

G.           The Distributor may, in its discretion, and shall, at the request of the Client, enter into agreements with such qualified broker-dealers and other financial intermediaries as it may select, in order that such broker-dealers and other intermediaries also may sell Shares of the Funds. The form of any dealer agreement shall be approved by the Client. The Distributor shall not be obligated to make any payments to any broker-dealers, other financial intermediaries or other third parties, unless (i) The Distributor has received a corresponding payment from the applicable Fund’s plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act (“Plan”) and (ii) such corresponding payment has been approved by the Client’s Board. The Distributor shall include in the forms of agreement with selling broker-dealers a provision for the forfeiture by them of any sales charge or discount with respect to Shares sold by them and redeemed, repurchased or tendered for redemption within seven business days after the date of confirmation of such purchases.

H.           The Distributor shall devote its best efforts to effect sales of Shares of the Funds but shall not be obligated to sell any certain number of Shares.

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I.           The Distributor shall prepare reports for the Board regarding its activities under this Agreement as from time to time shall be reasonably requested by the Board, including reports regarding the use of 12b-1 payments received by the Distributor, if any.

J.           The Distributor may enter into agreements (“Subcontracts”) with qualified third parties to carry out some or all of the Distributor’s obligations under this Agreement, with the prior written consent of the Client, such consent not to be unreasonably withheld; provided that execution of a Subcontract shall not relieve the Distributor of any of its responsibilities hereunder.

K.          The services furnished by the Distributor hereunder are not to be deemed exclusive and the Distributor shall be free to furnish similar services to others so long as its services under this Agreement are not impaired thereby.

L.           Notwithstanding anything herein to the contrary, the Distributor shall not be required to register as a broker or dealer in any specific jurisdiction or to maintain its registration in any jurisdiction in which it is now registered.

M.         The Distributor shall maintain and preserve for the periods prescribed by Rule 31a-2 under the 1940 Act, such records as are required to be maintained by Rule 31a-1 under the 1940 Act relating to its services hereunder. Such records shall be records of the Client and available to it upon its reasonable request.

N.           The Distributor will upon request provide certifications to the Client in order to assist the Client in complying with certain rules under the 1940 Act, including but not limited to Rule 38a-1.

O.           The Distributor represents and warrants that it has procedures in place reasonably designed to protect the privacy of non-public personal consumer information to the extent required by applicable law, rule and regulation.

3.           Representations, Warranties and Covenants of the Client.

A.           The Client hereby represents and warrants to the Distributor, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(i)           it is duly organized and in good standing under the laws of its jurisdiction of incorporation/organization and is registered as an open-end management investment company under the 1940 Act;

(ii)          this Agreement has been duly authorized, executed and delivered by the Client and, when executed and delivered, will constitute a valid and legally binding obligation of the Client, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

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(iii)         it is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws/operating agreement or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement;

(iv)         the Shares are validly authorized and, when issued in accordance with the description in the Prospectus, will be fully paid and nonassessable;

(v)          the Registration Statement and Prospectus included therein have been prepared in conformity with the requirements of the 1933 Act and the 1940 Act and the rules and regulations thereunder;

(vi)         the Registration Statement and Prospectus and any advertising materials and sales literature prepared by the Client or its agent do not and shall not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that all statements or information furnished to the Distributor pursuant to this Agreement shall be true and correct in all material respects; and

(vii)        the Client owns, possesses, licenses or has other rights to use all patents, patent applications, trademarks and service marks, trademark and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, “Intellectual Property”) necessary for or used in the conduct of the Client’s business and for the offer, issuance, distribution and sale of the Fund Shares in accordance with the terms of the Prospectus and this Agreement, and such Intellectual Property does not and will not, to the best of Client’s knowledge, breach or infringe the terms of any Intellectual Property owned, held or licensed by any third party.

B.           The Client shall take, or cause to be taken, all necessary action to register the Shares under the federal and all applicable state securities laws and to maintain an effective Registration Statement for such Shares in order to permit the sale of Shares as herein contemplated. The Client authorizes the Distributor to use the Prospectus, in the form furnished to the Distributor from time to time, in connection with the sale of Shares.

C.           The Client agrees to advise the Distributor promptly in writing:

(i)           of any material correspondence or other communication by the Securities and Exchange Commission (“SEC”) or its staff relating to the Funds, including requests by the SEC for amendments to the Registration Statement or Prospectus that are not made by the Funds;

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(ii)          in the event of the issuance by the SEC of any stop-order suspending the effectiveness of the Registration Statement then in effect or the initiation of any proceeding for that purpose;

(iii)        of the happening of any event which, to Client's knowledge, makes untrue any statement of a material fact made in the Prospectus or which, to Client's knowledge, requires the making of a change in such Prospectus in order to make the statements therein not misleading;

(iv)         of all actions taken by the SEC with respect to any amendments to any Registration Statement or Prospectus which may from time to time be filed with the SEC;

(v)          in the event that it determines to suspend the sale of Shares at any time in response to conditions in the securities markets or otherwise or to suspend the redemption of Shares of any Fund at any time as permitted by the 1940 Act or the rules of the SEC; and

(vi)         of the commencement of any litigation or proceedings against the Client or any of its officers or directors in connection with the issue and sale of any of the Shares.

D.           The Client shall file such reports and other documents as may be required under applicable federal and state laws and regulations, including state blue sky laws, and shall notify the Distributor in writing of the states in which the Shares may be sold and of any changes to such information.

E.           The Client agrees to file from time to time such amendments to its Registration Statement and Prospectus as may be necessary in order that its Registration Statement and Prospectus will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

F.           The Client shall fully cooperate in the efforts of the Distributor to sell and arrange for the sale of Shares. In addition, the Client shall keep the Distributor fully informed of its affairs and shall provide to the Distributor from time to time copies of all information, financial statements, and other papers that the Distributor may reasonably request for use in connection with the distribution of Shares, including, without limitation, certified copies of any financial statements prepared for the Client by its independent public accountants and such reasonable number of copies of the most current Prospectus, statement of additional information and annual and interim reports to shareholders as the Distributor may request. The Client shall notify the Distributor of any SEC filings that update the Registration Statement or that contain or update the Fund’s annual or interim report to shareholders promptly following such filings. The Client represents that it will not use or authorize the use of any advertising or sales material unless and until such materials have been approved and authorized for use by the Distributor.

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G.           The Client shall provide, and cause each other agent or service provider to the Client, including the Client’s transfer agent and investment adviser, to provide, to Distributor in a timely and accurate manner all such information (and in such reasonable medium) that the Distributor may reasonably request that may be necessary for the Distributor to perform its duties under this Agreement.

H.           The Client shall not file any amendment to the Registration Statement or Prospectus that amends any provision therein which pertains to Distributor, the distribution of the Shares or the applicable sales loads or public offering price without giving Distributor reasonable advance notice thereof; provided, however, that nothing contained in this Agreement shall in any way limit the Client’s right to file at any time such amendments to the Registration Statement or Prospectus, of whatever character, as the Client may deem advisable, such right being in all respects absolute and unconditional.

I.           The Client has adopted policies and procedures pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time. In this regard, the Client (and relevant agents) shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent the unauthorized access to or use of, records and information relating to the Client and the owners of the Shares.

4.           Representations, Warranties and Covenants of the Distributor.

A.           The Distributor hereby represents and warrants to the Client, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(i)           it is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(ii)          this Agreement has been duly authorized, executed and delivered by the Distributor and, when executed and delivered, will constitute a valid and legally binding obligation of the Distributor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(iii)         it is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted and as contemplated for it hereunder; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, operating agreement or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement;

(iv)         it is registered as a broker-dealer under the 1934 Act and is a member in good standing of FINRA;

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(v)          it has in place compliance policies and procedures reasonably designed to prevent violations of the Federal Securities Laws, as that term is defined in Rule 38a-1 under the 1940 Act and it has delivered such policies (or summaries thereof) to the Client; and

(vi)         it has in place a disaster recovery and business continuity plan as required by the SEC and FINRA, and upon request, will provide a summary of the disaster recovery and business continuity plan to the Client.

B.           In connection with all matters relating to this Agreement, the Distributor will comply with the applicable requirements of the 1933 Act, the 1934 Act, the 1940 Act, the regulations of FINRA and all other applicable federal or state laws and regulations.

C.           The Distributor shall promptly notify the Client of the commencement of any litigation or proceedings against the Distributor or any of its managers, officers or directors in connection with the issue and sale of any of the Shares.

5.           Compensation.

A.           In consideration of The Distributor’s services in connection with the distribution of Shares of each Fund and Class thereof, The Distributor shall receive the compensation set forth in Exhibit B.

B.           Except as specified in Section 5(A), the Distributor shall be entitled to no compensation or reimbursement of expenses for services provided by the Distributor pursuant to this Agreement. The Distributor may receive compensation from Gottex Fund Management, Ltd. (“Adviser”) related to its services hereunder or for additional services all as may be agreed to between the Adviser and the Distributor.

6.           Expenses.

A.           The Client shall bear all costs and expenses in connection with registration of the Shares with the SEC and the applicable states, as well as all costs and expenses in connection with the offering of the Shares and communications with shareholders of its Funds, including but not limited to (i) fees and disbursements of its counsel and independent public accountants; (ii) costs and expenses of the preparation, filing, printing and mailing of Registration Statements and Prospectuses and amendments thereto, as well as related advertising and sales literature, (iii) costs and expenses of the preparation, printing and mailing of annual and interim reports, proxy materials and other communications to shareholders of the Funds; and (iv) fees required in connection with the offer and sale of Shares in such jurisdictions as shall be selected by the Client pursuant to Section 3(D) hereof.

B.           The Distributor shall bear the expenses of registration or qualification of the Distributor as a dealer or broker under federal or state laws and the expenses of continuing such registration or qualification. The Distributor does not assume responsibility for any expenses not expressly assumed hereunder.

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7.           Indemnification.

A.           The Client shall indemnify, defend and hold the Distributor, its affiliates and each of their respective members, managers, directors, officers, employees, representatives and any person who controls or previously controlled the Distributor within the meaning of Section 15 of the 1933 Act (collectively, the “Distributor Indemnitees”), free and harmless from and against any and all losses, claims, demands, liabilities, damages and expenses (including the costs of investigating or defending any alleged losses, claims, demands, liabilities, damages or expenses and any reasonable counsel fees incurred in connection therewith) (collectively, “Losses”) that are incurred by any Distributor Indemnitee under the 1933 Act, the 1934 Act, the 1940 Act any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise, arising out of or relating to (i) the Distributor serving as distributor of the Funds pursuant to this Agreement; (ii) the Client’s breach of any of its obligations, representations, warranties or covenants contained in this Agreement; (iii) the Client’s failure to comply in any material respect with any applicable securities laws or regulations; or (iv) any claim that the Registration Statement, Prospectus, shareholder reports, sales literature and advertising materials or other information filed or made public by the Client (as from time to time amended) include or included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading under the 1933 Act, or any other statute or the common law any violation of any rule of FINRA or of the SEC or any other jurisdiction wherein Shares of the Funds are sold, provided, however, that the Client’s obligation to indemnify any of the Distributor Indemnitees shall not be deemed to cover any Losses arising out of any untrue statement or omission made in the Registration Statement, Prospectus, annual or interim report, or any such advertising materials or sales literature in reliance upon and in conformity with information relating to the Distributor and furnished to the Client or its counsel by the Distributor in writing and acknowledging the purpose of its use. In no event shall anything contained herein be so construed as to protect the Distributor against any liability to the Client or its shareholders to which the Distributor would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties under this Agreement or by reason of its reckless disregard of its obligations under this Agreement.

The Client’s agreement to indemnify the Distributor Indemnitees with respect to any action is expressly conditioned upon the Client being notified of such action or claim of loss brought against any Distributor Indemnitee, within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Distributor Indemnitee, unless the failure to give notice does not prejudice the Client. Such notification shall be given by letter addressed to the Client’s President, but the failure so to notify the Client of any such action shall not relieve the Client from any liability which the Client may have to the person against whom such action is brought by reason of any such untrue statement or omission, otherwise than on account of the Client’s indemnity agreement contained in this Section 7(A).

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B.           The Client shall be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce any such Losses, but if the Client elects to assume the defense, such defense shall be conducted by counsel chosen by the Client and approved by the Distributor, which approval shall not be unreasonably withheld. In the event the Client elects to assume the defense of any such suit and retain such counsel, the Distributor Indemnitee(s) in such suit shall bear the fees and expenses of any additional counsel retained by them. If the Client does not elect to assume the defense of any such suit, or in case the Distributor does not, in the exercise of reasonable judgment, approve of counsel chosen by the Client or, if under prevailing law or legal codes of ethics, the same counsel cannot effectively represent the interests of both the Client and the Distributor Indemnitee(s), the Client will reimburse the Distributor Indemnitee(s) in such suit, for the fees and expenses of any counsel retained by Distributor and them. The Client’s indemnification agreement contained in Sections 7(A) and 7(B) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Distributor Indemnitee(s), and shall survive the delivery of any Shares and the termination of this Agreement. This agreement of indemnity will inure exclusively to the Distributor’s benefit, to the benefit of each Distributor Indemnitee.

C.           The Client shall advance attorney’s fees and other expenses incurred by a Distributor Indemnitee in defending any claim, demand, action or suit which is the subject of a claim for indemnification pursuant to this Section 7 to the maximum extent permissible under applicable law.

D.           The Distributor shall indemnify, defend and hold the Client, its affiliates, and each of their respective directors, officers, employees, representatives, and any person who controls or previously controlled the Client within the meaning of Section 15 of the 1933 Act (collectively, the “Client Indemnitees”), free and harmless from and against any and all Losses that are incurred by any Client Indemnitee under the 1933 Act, the 1934 Act, the 1940 Act, any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise, arising out of or based upon (i) the Distributor’s breach of any of its obligations, representations, warranties or covenants contained in this Agreement; (ii) the Distributor’s failure to comply in any material respect with any applicable securities laws or regulations; or (iii) any claim that the Registration Statement, Prospectus, sales literature and advertising materials or other information filed or made public by the Client (as from time to time amended) include or included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements not misleading, insofar as such statement or omission was made in reliance upon, and in conformity with, information furnished to the Client by the Distributor in writing. In no event shall anything contained herein be so construed as to protect the Client against any liability to the Distributor to which the Client would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties under this Agreement or by reason of its reckless disregard of its obligations under this Agreement.

The Distributor’s agreement to indemnify the Client Indemnitees is expressly conditioned upon the Distributor’s being notified of any action or claim of loss brought against a Client Indemnitee, such notification to be given by letter or telegram addressed to the Distributor’s President, within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon the Client Indemnitee, unless the failure to give notice does not prejudice the Distributor. The failure so to notify the Distributor of any such action shall not relieve the Distributor from any liability which the Distributor may have to the person against whom such action is brought by reason of any such untrue statement or omission, otherwise than on account of the Distributor’s indemnity agreement contained in this Section 7(D).

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E.           The Distributor shall be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce any such Losses, but if the Distributor elects to assume the defense, such defense shall be conducted by counsel chosen by the Distributor and approved by the Client Indemnitee, which approval shall not be unreasonably withheld. In the event the Distributor elects to assume the defense of any such suit and retain such counsel, the Client Indemnitee(s) in such suit shall bear the fees and expenses of any additional counsel retained by them. If the Distributor does not elect to assume the defense of any such suit, or in case the Client does not, in the exercise of reasonable judgment, approve of counsel chosen by the Distributor or, if under prevailing law or legal codes of ethics, the same counsel cannot effectively represent the interests of both the Distributor and the Client Indemnitee(s), the Distributor will reimburse the Client Indemnitee(s) in such suit, for the fees and expenses of any counsel retained by the Client and them. The Distributor’s indemnification agreement contained in Sections 7(D) and (E) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Client Indemnitee(s), and shall survive the delivery of any Shares and the termination of this Agreement. This Agreement of indemnity will inure exclusively to the Client’s benefit, to the benefit of each Client Indemnitee.

F.           No indemnified party shall settle any claim against it for which it intends to seek indemnification from the indemnifying party, under the terms of this Section 7, without the prior written approval from the indemnifying party, which approval shall not be unreasonably withheld. No indemnified or indemnifying party shall settle any claim unless the settlement contains a full release of liability with respect to the other party in respect of such action.

G.           No person shall be obligated to provide indemnification under this Section 7 if such indemnification would be impermissible under the 1940 Act, the 1933 Act, the 1934 Act or the rules of the FINRA; provided, however, in such event indemnification shall be provided under this Section 7 to the maximum extent so permissible.

8.           Dealer Agreement Indemnification.

A.           Distributor acknowledges and agrees that certain large and significant broker-dealers, such as (without limitation) Merrill Lynch, UBS and Morgan Stanley (all such brokers referred to herein as the “Brokers”), require that Distributor enter into dealer agreements (the “Non-Standard Dealer Agreements”) that contain certain representations, undertakings and indemnification that are not included in the Standard Dealer Agreement.

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B.           To the extent that Distributor is requested or required by the Client to enter into any Non-Standard Dealer Agreement, the Client shall indemnify, defend and hold the Distributor Indemnitees free and harmless from and against any and all Losses that any Distributor Indemnitee may incur arising out of or relating to (a) The Distributor’s actions or failures to act pursuant to any Non-Standard Dealer Agreement; (b) any representations made by The Distributor in any Non-Standard Dealer Agreement to the extent that The Distributor is not required to make such representations in the Standard Dealer Agreement; or (c) any indemnification provided by The Distributor under a Non-Standard Dealer Agreement to the extent that such indemnification is beyond the indemnification The Distributor provides to intermediaries in the Standard Dealer Agreement. In no event shall anything contained herein be so construed as to protect the Distributor Indemnitees against any liability to the Client or its shareholders to which the Distributor Indemnitees would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of Distributor’s obligations or duties under the Non-Standard Dealer Agreement or by reason of Distributor’s reckless disregard of its obligations or duties under the Non-Standard Dealer Agreement.

9.           Limitations on Damages. Neither Party shall be liable for any consequential, special or indirect losses or damages suffered by the other Party, whether or not the likelihood of such losses or damages was known by the Party.

10.         Force Majeure. Neither Party shall be liable for losses, delays, failure, errors, interruption or loss of data occurring directly or indirectly by reason of circumstances beyond its reasonable control, including, without limitation, Acts of Nature (including fire, flood, earthquake, storm, hurricane or other natural disaster); action or inaction of civil or military authority; acts of foreign enemies; war; terrorism; riot; insurrection; sabotage; epidemics; labor disputes; civil commotion; or interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; provided, however, that in each specific case such circumstance shall be beyond the reasonable control of the party seeking to apply this force majeure clause.

11.         Duration and Termination.

A.           This Agreement shall become effective with respect to each Fund listed on Exhibit A hereof as of the date hereof and, with respect to each Fund not in existence on that date, on the date an amendment to Exhibit A to this Agreement relating to that Fund is executed. Unless sooner terminated as provided herein, this Agreement shall continue in effect for two years from the date hereof. Thereafter, if not terminated, this Agreement shall continue automatically in effect as to each Fund for successive one-year periods, provided such continuance is specifically approved at least annually by (i) the Client’s Board or (ii) the vote of a majority of the outstanding voting securities of a Fund, in accordance with Section 15 of the 1940 Act.

B.           Notwithstanding the foregoing, this Agreement may be terminated, without the payment of any penalty, with respect to a particular Fund: (i) through a failure to renew this Agreement at the end of a term; (ii) upon mutual consent of the parties; (iii) upon a material breach of this Agreement that has not been remedied for 30 days following written notice by the non-breaching party or parties that identifies in reasonable detail the alleged failure of the other party or parties to perform; (iv) upon a final, unappealable judicial, regulatory or administrative ruling or order in which the party or parties to be terminated have been found guilty of criminal or unethical behavior in the conduct of their business that relates to the subject matter of the services and duties set forth in this Agreement; or (v) upon the initiation of any proceeding against a party to adjudicate it as bankrupt or insolvent, or to seek to liquidate, wind up or reorganize such party. Further, this Agreement may be terminated upon no less than 60 days’ written notice, by either the Client through a vote of a majority of the members of the Board who are not interested persons, as that term is defined in the 1940 Act, and have no direct or indirect financial interest in the operation of this Agreement or by vote of a majority of the outstanding voting securities of a Fund, or by the Distributor.

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C.           This Agreement will automatically terminate in the event of its assignment.

12.         Anti-Money Laundering Compliance.

A.           Each of Distributor and Client acknowledges that it is a financial institution subject to the USA PATRIOT Act of 2001 and the Bank Secrecy Act (collectively, the “AML Acts”), which require, among other things, that financial institutions adopt compliance programs to guard against money laundering. Each represents and warrants to the other that it is in compliance with and will continue to comply with the AML Acts and applicable regulations in all relevant respects.

B.           The Distributor shall include specific contractual provisions regarding anti-money laundering compliance obligations in agreements entered into by the Distributor with any broker-dealer or other financial intermediary that is authorized to effect transactions in Shares of the Funds.

C.           Each of Distributor and Client agrees that it will take such further steps, and cooperate with the other as may be reasonably necessary, to facilitate compliance with the AML Acts, including but not limited to the provision of copies of its written procedures, policies and controls related thereto (“AML Operations”). Distributor undertakes that it will grant to the Client, the Client’s anti-money laundering compliance officer and appropriate regulatory agencies, reasonable access to copies of Distributor’s AML Operations, and related books and records to the extent they pertain to the Distributor’s services hereunder. It is expressly understood and agreed that the Client and the Client’s compliance officer shall have no access to any of Distributor’s AML Operations, books or records pertaining to other clients or services of Distributor.

13.         Privacy. In accordance with Regulation S-P, the Distributor will not disclose any non-public personal information, as defined in Regulation S-P, received from the Client or any Fund regarding any Fund shareholder; provided, however, that the Distributor may disclose such information to any party as necessary in the ordinary course of business to carry out the purposes for which such information was disclosed to the Distributor. The Distributor shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information relating to consumers and customers of the Funds.

The Client represents to the Distributor that it has adopted a Statement of its privacy policies and practices as required by Securities and Exchange Commission Regulation S-P and agrees to provide to the Distributor a copy of that statement annually. The Distributor agrees to use reasonable precautions to protect, and prevent the unintentional disclosure of, such non-public personal information.

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14.         Confidentiality. During the term of this Agreement, the Distributor and the Client may have access to confidential information relating to such matters as either party’s business, trade secrets, systems, procedures, manuals, products, contracts, personnel, and clients. As used in this Agreement, “Confidential Information” means information belonging to the Distributor or the Client which is of value to such party and the disclosure of which could result in a competitive or other disadvantage to either party, including, without limitation, financial information, business practices and policies, know-how, trade secrets, market or sales information or plans, customer lists, business plans, and all provisions of this Agreement. Confidential Information does not include: (i) information that was known to the receiving Party before receipt thereof from or on behalf of the Disclosing Party; (ii) information that is disclosed to the Receiving Party by a third person who has a right to make such disclosure without any obligation of confidentiality to the Party seeking to enforce its rights under this Section; (iii) information that is or becomes generally known in the trade without violation of this Agreement by the Receiving Party; or (iv) information that is independently developed by the Receiving Party or its employees or affiliates without reference to the Disclosing Party’s information.

Each party will protect the other’s Confidential Information with at least the same degree of care it uses with respect to its own Confidential Information, and will not use the other party’s Confidential Information other than in connection with its obligations hereunder. Notwithstanding the foregoing, a party may disclose the other’s Confidential Information if (i) required by law, regulation or legal process or if requested by any Agency; (ii) it is advised by counsel that it may incur liability for failure to make such disclosure; (iii) requested to by the other party; provided that in the event of (i) or (ii) the disclosing party shall give the other party reasonable prior notice of such disclosure to the extent reasonably practicable and cooperate with the other party (at such other party’s expense) in any efforts to prevent such disclosure.

15.         Notices. Any notice required or permitted to be given by any party to the others shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service or 3 days after sent by registered or certified mail, postage prepaid, return receipt requested or on the date sent and confirmed received by facsimile transmission to the other party’s address as set forth below:

Notices to the Distributor shall be sent to:

Foreside Fund Services, LLC

Attn: Legal/Compliance

Three Canal Plaza, Suite 100

Portland, ME 04101

(207) 553-7110

Fax: (207) 553-7151

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notices to the Client shall be sent to:

Gottex Trust

Attn: William H. Woolverton

28 State Street, 40th Floor

Boston, Massachusetts 02109

_______________________

Fax: ___________________

16.         Modifications. The terms of this Agreement shall not be waived, altered, modified, amended or supplemented in any manner whatsoever except by a written instrument signed by the Distributor and the Client. If required under the 1940 Act, any such amendment must be approved by the Client’s Board, including a majority of the Client’s Board who are not interested persons, as such term is defined in the 1940 Act, of any party to this Agreement, by vote cast in person at a meeting for the purpose of voting on such amendment.

17.         Governing Law. This Agreement shall be construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law principles thereof.

18.         Entire Agreement. This Agreement constitutes the entire agreement between the Parties hereto and supersedes all prior communications, understandings and agreements relating to the subject matter hereof, whether oral or written.

19.         Survival. The provisions of Sections 5, 6, 7, 8, 12 and 13 of this Agreement shall survive any termination of this Agreement.

20.         Miscellaneous. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors.

21.         Counterparts. This Agreement may be executed by the Parties hereto in any number of counterparts, and all of the counterparts taken together shall be deemed to constitute one and the same document.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

FORESIDE FUND SERVICES, LLC

By:	/s/ Mark Fairbank

GOTTEX TRUST

By:	/s/ William J. Landes

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EXHIBIT A

Fund Names

Gottex Endowment Strategy Fund

16

Exhibit B

Compensation

SALES LOADS*:

1.          With respect to Class A Shares (i) that part of the sales charge which is retained by the Distributor after reallowance of discounts to dealers as set forth, if required, in the Registration Statement, including the Prospectus, filed with the SEC and in effect at the time of the offering, as amended.

2.          With respect to Class I Shares, if any, the Distributor shall not be entitled to any compensation.

3.          With respect to any future Class of Shares, the Distributor shall be entitled to such consideration as the Fund and the Distributor shall agree at the time such Class of Shares is established.

*All Sales Loads received by the Distributor shall be held to be used solely for distribution-related expenses and shall not be retained as profit.

12b-1 PAYMENTS:

Attached to this Exhibit B are all plans of distribution under Rule 12b-1 under the 1940 Act approved by the Funds and in effect (collectively, the “Distribution Plan”). If the Funds have a Board approved Distribution Plan that authorizes them to compensate and reimburse the Distributor for distribution services, then the Funds shall be responsible for all compensation and reimbursements pursuant to this Agreement, or such portions thereof as are authorized under the Distribution Plan.

Notes:

➢	Fees will be calculated and payable monthly.

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Exhibit (g)

CUSTODY AGREEMENT

Dated November 13, 2013

Between

UMB BANK, N.A.

and

GOTTEX TRUST

1

Exhibit (g)

CUSTODY AGREEMENT

This agreement made as of the date first set forth above between UMB Bank, n.a., a national banking association with its principal place of business located in Kansas City, Missouri (hereinafter "Custodian"), and Gottex Trust, a Delaware statutory trust (the “Trust”), on behalf of itself and each series of the Trust listed on Appendix B hereof, together with such additional series of the Trust which shall be made parties to this Agreement by the execution of Appendix B hereto (individually, a "Fund" and collectively, the "Funds").

WITNESSETH:

WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (“the 1940 Act”); and

WHEREAS, the Trust, on behalf of each Fund, desires to appoint Custodian as each Fund’s custodian for the custody of Assets (as hereinafter defined) owned by such Fund, which Assets are to be held in such accounts as such Fund may establish from time to time; and

WHEREAS, Custodian is willing to accept such appointment on the terms and conditions hereof.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto, intending to be legally bound, mutually covenant and agree as follows:

1.	APPOINTMENT OF CUSTODIAN.

The Trust, on behalf of each Fund, hereby constitutes and appoints the Custodian as custodian of Assets belonging to each such Fund which have been or may be from time to time delivered to and accepted by the Custodian. Custodian accepts such appointment as a custodian and agrees to perform the duties and responsibilities of Custodian as set forth herein on the conditions set forth herein. For purposes of this Agreement, the term “Assets” shall include Securities, monies, and other property held by the Custodian for the benefit of a Fund. “Security” or “Securities” shall mean stocks, bonds, rights, warrants, certificates, instruments, obligations and all other negotiable or non-negotiable paper commonly known as Securities which have been or may from time to time be delivered to and accepted by the Custodian, including, without limitation, those included within the definition of “security” in Section 2(a)(36) of the 1940 Act.

2.	INSTRUCTIONS.

(a)   An “Instruction,” as used herein, shall mean a request, direction, instruction or certification initiated by a Fund and conforming to the terms of this paragraph. An Instruction may be transmitted to the Custodian by any of the following means:

(i) a writing manually signed on behalf of a Fund by an Authorized Person;

(ii) a telephonic or other oral communication from a person the Custodian reasonably believes to be an Authorized Person (as hereinafter defined);

2

Exhibit (g)

(iii) a facsimile transmission that the Custodian reasonably believes has been signed or otherwise originated by an Authorized Person;

(iv) a communication effected through the internet or web-based functionality (including without limitation, emails, data files and other communications) on behalf of a Fund (“Electronic Communication”) that the Custodian reasonably believes has been signed or otherwise originated by an Authorized Person; or

(v) other means reasonably acceptable to both parties.

Instructions in the form of oral communications shall be confirmed by the appropriate Fund by either a writing (as set forth in (i) above), a facsimile (as set forth in (iii) above), or an Electronic Communication (as set forth in (iv) above), but the lack of such confirmation shall in no way affect any action taken by the Custodian in reliance upon such oral Instructions prior to the Custodian’s receipt of such confirmation. Each Fund authorizes the Custodian to record any and all telephonic or other oral Instructions communicated to the Custodian. The parties acknowledge and agree that, with respect to Instructions transmitted by facsimile, the Custodian cannot verify that the signature of an Authorized Person has been properly affixed and, with respect to Instructions transmitted by an Electronic Communication, the Custodian cannot verify that the Electronic Communication has been initiated by an Authorized Person; accordingly, the Custodian shall have no liability as a result of actions reasonably taken in reliance on unauthorized facsimile or Electronic Communication Instructions. The Custodian recommends that any Instructions transmitted by a Fund via email be done so through a secure system or process.

(b) “Special Instructions,” as used herein, shall mean Instructions countersigned or confirmed in writing by the Treasurer or any other officer of the Trust , which countersignature or confirmation shall be on the same instrument containing the Instructions or on a separate instrument relating thereto.

(c) Instructions and Special Instructions shall be delivered to the Custodian at the address and/or telephone number, facsimile transmission number or email address agreed upon from time to time by the Custodian and the Trust or a Fund, as applicable.

(d) Where appropriate, Instructions and Special Instructions shall be continuing Instructions.

(e) An Authorized Person shall be responsible for assuring the accuracy and completeness of Instructions. If the Custodian reasonably determines that an Instruction is unclear or incomplete, the Custodian may notify the relevant Fund of such determination, in which case the Fund shall be responsible for delivering to the Custodian an amended Instruction. The Custodian shall have no obligation to take any action until the Fund re-delivers to the Custodian an Instruction that is clear and complete.

(f) The Fund shall be responsible for delivering to the Custodian Instructions or Special Instructions in a timely manner, after considering such factors as the involvement of subcustodians, brokers or agents in a transaction, time zone differences, reasonable industry standards, etc. The Custodian shall have no liability if a Fund delivers Instructions or Special Instructions to the Custodian after any deadline established by the Custodian, provided that the Custodian’s acts or omissions did not cause such deadline to be missed.

3

Exhibit (g)

(g) By providing Instructions to acquire or hold Foreign Assets (as defined in Rule 17f-5(a)(2) under the 1940 Act), each Fund shall be deemed to have confirmed to the Custodian that the Fund has (i) considered and accepted responsibility for all Sovereign Risks and Country Risks (as hereinafter defined) associated with investing in a particular country or jurisdiction, and (ii) made all determinations and provided to shareholders and other investors all disclosures required of registered investment companies by the 1940 Act.

3.	DELIVERY OF CORPORATE DOCUMENTS.

Each of the parties to this Agreement represents that its execution does not violate any of the provisions of its respective charter, articles of incorporation, partnership agreement, declaration of trust, articles of association or bylaws, that all required corporate or organizational action to authorize the execution and delivery of this Agreement has been taken, and that the person signing this Agreement is authorized to bind such party (and, in the case of the Funds, that the person signing this Agreement on behalf of the party is authorized to bind each of the Funds listed on Appendix B, as such Appendix may be amended from time to time).

The Trust or a Fund, as applicable, agrees to provide the Custodian, upon request, documentation regarding the Trust, including, by way of example: certificates of trust, by-laws, resolutions, registration statements, W-9s and other tax-related documentation, compliance policies and procedures and other compliance documents, etc.

In addition, each Fund has delivered or will promptly deliver to the Custodian, copies of the resolution(s) of its Board of Trustees and all amendments or supplements thereto, properly certified or authenticated, designating certain officers or employees of each such Fund who will have continuing authority to certify to the Custodian: (a) the names, titles, signatures and scope of authority of all persons authorized to give Instructions or any other notice, request, direction, instruction, certificate or instrument on behalf of each Fund, and (b) the names, titles and signatures of those persons authorized to countersign or confirm Special Instructions on behalf of each Fund (in both cases collectively, the "Authorized Persons" and individually, an "Authorized Person"). Such resolutions and certificates may be accepted and relied upon by the Custodian as conclusive evidence of the facts set forth therein and shall be considered to be in full force and effect until delivery to the Custodian of a similar resolution or certificate to the contrary; provided, however, that the Custodian may rely upon any written designation furnished by the Treasurer or other officer of the Fund designating persons authorized to countersign or confirm Special Instructions (as provided in Section 2(b)). Upon delivery of a certificate which deletes or does not include the name(s) of a person previously authorized to give Instructions or to countersign or confirm Special Instructions, such person shall no longer be considered an Authorized Person authorized to give Instructions or to countersign or confirm Special Instructions. Unless the certificate specifically requires that the approval of anyone else will first have been obtained, the Custodian will be under no obligation to inquire into the right of the person giving such Instructions or Special Instructions to do so. Notwithstanding any of the foregoing, no Instructions or Special Instructions received by the Custodian from a Fund will be deemed to authorize or permit any director, trustee, officer, employee, or agent of such Fund to withdraw any of the Assets of such Fund upon the mere receipt of such authorization, Special Instructions or Instructions from such director, trustee, officer, employee or agent.

4.	POWERS AND DUTIES OF CUSTODIAN AND DOMESTIC SUBCUSTODIAN.

Except for Assets held by any Foreign Subcustodian, Special Subcustodian , Interim Subcustodian or Eligible Securities Depository (each as hereinafter defined) appointed pursuant to Sections 5(b), (c), or (f) of this Agreement, the Custodian shall have and perform the powers and duties hereinafter set forth in this Section 4. For purposes of this Section 4 all references to powers and duties of the "Custodian" shall also refer to any Domestic Subcustodian (as hereinafter defined) appointed pursuant to Section 5(a).

4

Exhibit (g)

(a)	Safekeeping.

The Custodian will keep safely the Assets of each Fund which are delivered to and accepted by it from time to time. The Custodian shall as soon as reasonably practicable notify a Fund if it is unwilling or unable to accept custody of any asset of such Fund. The Custodian shall not be responsible for any property of a Fund held by a Fund and not delivered to the Custodian or for any pre-existing faults or defects in Assets that are delivered to the Custodian.

(b)	Manner of Holding Securities.

(1)  The Custodian shall at all times hold Securities of each Fund either: (i) by physical possession of the share certificates or other instruments representing such Securities, in registered or bearer form; in the vault of the Custodian, Domestic Subcustodian, a Special Custodian, depository or agent of the Custodian; or in an account maintained by the Custodian or agent at a Securities System (as hereinafter defined); or (ii) in book-entry form by a Securities System in accordance with the provisions of sub-paragraph (3) below.

(2)  The Custodian may hold registrable portfolio Securities which have been delivered to it in physical form, by registering the same in the name of the appropriate Fund or its nominee, or in the name of the Custodian or its nominee, for whose actions such Fund and Custodian, respectively, shall be fully responsible. Upon the receipt of Instructions, the Custodian shall hold such Securities in street certificate form, so called, with or without any indication of representative capacity. However, unless it receives Instructions to the contrary, the Custodian will register all such portfolio Securities in the name of the Custodian's authorized nominee. All such Securities shall be held in an account of the Custodian containing only assets of the appropriate Fund or only assets held by the Custodian for the benefit of customers, provided that the records of the Custodian shall indicate at all times the Fund or other customer for which such Securities are held in such accounts and the respective interests therein.

(3)  The Custodian may deposit and/or maintain domestic Securities owned by a Fund in, and each Fund hereby approves use of: (a) The Depository Trust & Clearing Corporation; (b) any other clearing agency registered with the Securities and Exchange Commission (“SEC”) under section 17A of the Securities Exchange Act of 1934, which acts as a securities depository; and (c) a Federal Reserve Bank or other entity authorized to operate the federal book-entry system described in the regulations of the Department of the Treasury or book-entry systems operated pursuant to comparable regulations of other federal agencies. Upon the receipt of Special Instructions, the Custodian may deposit and/or maintain domestic Securities owned by a Fund in any other domestic clearing agency that may otherwise be authorized by the SEC to serve in the capacity of depository or clearing agent for the Securities or other assets of investment companies and that acts as a Securities depository. Each of the foregoing shall be referred to in this Agreement as a "Securities System", and all such Securities Systems shall be listed on the attached Appendix A. Use of a Securities System shall be in accordance with applicable Federal Reserve Board and SEC rules and regulations, if any, and subject to the following provisions:

(i)  The Custodian may deposit the Securities directly or through one or more agents or Subcustodians which are also qualified to act as custodians for investment companies.

(ii)  Securities held in a Securities System shall be subject to any agreements or rules effective between the Securities System and the Custodian or a Subcustodian, as the case may be.

5

Exhibit (g)

(iii) Any Securities deposited or maintained in a Securities System shall be held in an account ("Account") of the Custodian or a Subcustodian in the Securities System that includes only assets held by the Custodian or a Subcustodian as a custodian or otherwise for customers.

(iv) The books and records of the Custodian shall at all times identify those Securities belonging to any one or more Funds which are maintained in a Securities System.

(v) The Custodian shall pay for Securities purchased for the account of a Fund only upon (a) receipt of advice from the Securities System that such Securities have been transferred to the Account of the Custodian in accordance with the rules of the Securities System, and (b) the making of an entry on the records of the Custodian to reflect such payment and transfer for the account of such Fund. The Custodian shall transfer Securities sold for the account of a Fund only upon (a) receipt of advice from the Securities System that payment for such Securities has been transferred to the Account of the Custodian in accordance with the rules of the Securities System, and (b) the making of an entry on the records of the Custodian to reflect such transfer and payment for the account of such Fund. Copies of all advices from the Securities System relating to transfers of Securities for the account of a Fund shall be maintained for such Fund by the Custodian. Such copies may be maintained by the Custodian in electronic form. The Custodian shall make available to the Fund or its agent on the next business day, by Electronic Communication, facsimile, or other means reasonably acceptable to both parties, daily transaction activity reports that shall include each day’s transactions for the account of such Fund.

(vi) The Custodian shall, if requested by a Fund pursuant to Instructions, provide such Fund with reports obtained by the Custodian or any Subcustodian with respect to a Securities System's accounting system, internal accounting control and procedures for safeguarding Securities deposited in the Securities System.

(viii) In connection with any Securities belonging to a Fund which are maintained in a Securities System, the Custodian will comply with the requirements of Rule 17f-4 under the 1940 Act.

(c)	Free Delivery of Assets.

Notwithstanding any other provision of this Agreement and except as provided in Section 3 hereof, the Custodian, upon receipt of Special Instructions, will undertake to make free delivery of Assets, provided such Assets are on hand and available, in connection with a Fund's transactions and to transfer such Assets to such broker, dealer, Subcustodian, bank, agent, Securities System or otherwise as specified in such Special Instructions.

(d)	Exchange of Securities.

Upon receipt of Instructions, the Custodian will exchange Securities held by it for a Fund for other Securities or cash paid in connection with any reorganization, recapitalization, merger, consolidation, conversion, or similar event, and will deposit any such Securities in accordance with the terms of any reorganization or protective plan.

Unless otherwise directed by Instructions, the Custodian is authorized to exchange Securities held by it in temporary form for Securities in definitive form, to surrender Securities for transfer into a name or nominee name as permitted in Section 4(b)(2), to effect an exchange of shares in a stock split or when the par value of the stock is changed, to sell any fractional shares, and, upon receiving payment therefor, to surrender bonds or other Securities held by it at maturity or call.

6

Exhibit (g)

(e)	Purchases of Assets.

(1)  Securities Purchases. In accordance with Instructions, the Custodian shall, with respect to a purchase of Securities, pay for such Securities out of monies held for a Fund's account for which the purchase was made, but only insofar as monies are available therein for such purpose, and receive the Securities so purchased. Unless the Custodian has received Special Instructions to the contrary, such payment will be made only upon delivery of such Securities to the Custodian, a clearing corporation of a national securities exchange of which the Custodian is a member, or a Securities System in accordance with the provisions of Section 4(b)(3) hereof. Notwithstanding the foregoing, (i) in connection with a repurchase agreement, the Custodian may release funds to a Securities System prior to the receipt of advice from the Securities System that the Securities underlying such repurchase agreement have been transferred by book-entry into the Account maintained with such Securities System by the Custodian, provided that the Custodian's instructions to the Securities System require that the Securities System may make payment of such funds to the other party to the repurchase agreement only upon transfer by book-entry of the Securities underlying the repurchase agreement into such Account; (ii) in the case of options, Interest Bearing Deposits (as hereinafter defined), currency deposits and other deposits, and foreign exchange transactions, pursuant to Sections 4(g), 4(k), and 4(l) hereof, the Custodian may make payment therefor before receipt of an advice of transaction; and (iii) the Custodian may make payment for Securities or other Assets prior to delivery thereof in accordance with Instructions, applicable laws, generally accepted trade practices, or the terms of the instrument representing such Security or other Asset, including, but not limited to, Securities and other Assets as to which payment for the Security and receipt of the instrument evidencing the Security are under generally accepted trade practices or the terms of the instrument representing the Security expected to take place in different locations or through separate parties.

(2)  Other Assets Purchased. Upon receipt of Instructions and except as otherwise provided herein, the Custodian shall pay for and receive other Assets for the account of a Fund as provided in Instructions.

(f)	Sales of Assets.

(1)  Securities Sold. In accordance with Instructions, the Custodian shall, with respect to a sale, deliver or cause to be delivered the Securities thus designated as sold to the broker or other person specified in the Instructions relating to such sale. Unless the Custodian has received Special Instructions to the contrary, such delivery shall be made only upon receipt of payment therefor in the form of: (a) cash, certified check, bank cashier's check, bank credit, or bank wire transfer; (b) credit to the account of the Custodian with a clearing corporation of a national securities exchange of which the Custodian is a member; or (c) credit to the Account of the Custodian with a Securities System, in accordance with the provisions of Section 4(b)(3) hereof. Notwithstanding the foregoing, the Custodian may deliver Securities and other Assets prior to receipt of payment for such Securities in accordance with Instructions, applicable laws, generally accepted trade practices, or the terms of the instrument representing such Security or other Asset. For example, Securities held in physical form may be delivered and paid for in accordance with "street delivery custom" to a broker or its clearing agent, against delivery to the Custodian of a receipt for such Securities, provided that the Custodian shall have taken reasonable steps to ensure prompt collection of the payment for, or return of, such Securities by the broker or its clearing agent, and provided further that the Custodian shall not be responsible for the selection of or the failure or inability to perform of such broker or its clearing agent or for any related loss arising from delivery or custody of such Securities prior to receiving payment therefor.

7

Exhibit (g)

(2)  Other Assets Sold. Upon receipt of Instructions and except as otherwise provided herein, the Custodian shall receive payment for and deliver other Assets for the account of a Fund as provided in Instructions.

(g)	Options.

(1)  Upon receipt of Instructions relating to the purchase of an option or sale of a covered call option, the Custodian shall: (a) receive and retain Instructions or other documents, to the extent they are provided to the Custodian, evidencing the purchase or writing of the option by a Fund; (b) if the transaction involves the sale of a covered call option, deposit and maintain in a segregated account the Securities (either physically or by book-entry in a Securities System) subject to the covered call option written on behalf of such Fund; and (c) pay, release and/or transfer such Securities, cash or other Assets in accordance with any notices or other communications evidencing the expiration, termination or exercise of such options which are furnished to the Custodian by the Options Clearing Corporation (the "OCC"), the securities or options exchanges on which such options were traded, or such other organization as may be responsible for handling such option transactions.

(2)  Upon receipt of Instructions relating to the sale of a naked option (including stock index and commodity options), the Custodian, the appropriate Fund and the broker-dealer shall enter into an agreement to comply with the rules of the OCC or of any registered national securities exchange or similar organizations(s). Pursuant to that agreement and such Fund's Instructions, the Custodian shall: (a) receive and retain Instructions or other documents, if any, evidencing the writing of the option; (b) deposit and maintain in a segregated account, Securities (either physically or by book-entry in a Securities System), cash and/or other Assets; and (c) pay, release and/or transfer such Securities, cash or other Assets in accordance with any such agreement and with any notices or other communications evidencing the expiration, termination or exercise of such option which are furnished to the Custodian by the OCC, the securities or options exchanges on which such options were traded, or such other organization as may be responsible for handling such option transactions. The appropriate Fund and the broker-dealer shall be responsible for determining the quality and quantity of assets held in any segregated account established in compliance with applicable margin maintenance requirements and the performance of other terms of any option contract.

(h)	Segregated Accounts.

Upon receipt of Instructions, the Custodian shall establish and maintain on its books a segregated account or accounts for and on behalf of a Fund, into which account or accounts may be transferred Assets of such Fund, including Securities maintained by the Custodian in a Securities System pursuant to Paragraph (b)(3) of this Section 4, said account or accounts to be maintained (i) for the purposes set forth in Sections 4(g) and 4(m) and (ii) for the purpose of compliance by such Fund with the procedures required by SEC Investment Company Act Release Number 10666 or any subsequent SEC release or releases or interpretations or guidance from the staff of the SEC relating to the maintenance of segregated accounts by registered investment companies, or (iii) for such other purposes as may be set forth, from time to time, in Special Instructions. The Custodian shall not be responsible for the determination of the type or amount of Assets to be held in any segregated account referred to in this paragraph, or for compliance by the Fund with required procedures noted in (ii) above.

8

Exhibit (g)

(i)	Depositary Receipts.

Upon receipt of Instructions, the Custodian shall surrender or cause to be surrendered Securities to the depository used for such Securities by an issuer of American Depositary Receipts or International Depositary Receipts (hereinafter referred to, collectively, as "ADRs"), against a written receipt therefor adequately describing such Securities and written evidence satisfactory to the organization surrendering the same that the depository has acknowledged receipt of instructions to issue ADRs with respect to such Securities in the name of the Custodian or a nominee of the Custodian, for delivery in accordance with such instructions.

Upon receipt of Instructions, the Custodian shall surrender or cause to be surrendered ADRs to the issuer thereof, against a written receipt therefor adequately describing the ADRs surrendered and written evidence satisfactory to the organization surrendering the same that the issuer of the ADRs has acknowledged receipt of instructions to cause its depository to deliver the Securities underlying such ADRs in accordance with such instructions.

(j)	Corporate Actions, Put Bonds, Called Bonds, Etc.

Upon receipt of Instructions, the Custodian shall: (a) deliver warrants, puts, calls, rights or similar Securities to the issuer or trustee thereof (or to the agent of such issuer or trustee) for the purpose of exercise or sale, provided that the new Securities, cash or other Assets, if any, acquired as a result of such actions are to be delivered to the Custodian; and (b) deposit Securities upon invitations for tenders thereof, provided that the consideration for such Securities is to be paid or delivered to the Custodian, or the tendered Securities are to be returned to the Custodian.

Unless otherwise directed to the contrary in Instructions, the Custodian shall comply with the terms of all mandatory or compulsory exchanges, calls, tenders, redemptions, or similar rights of security ownership of which the Custodian receives notice through data services or publications to which it normally subscribes, and shall promptly notify the appropriate Fund of such action.

Each Fund agrees that if it gives an Instruction for the performance of an act on the last permissible date of a period established by the Custodian or any optional offer or on the last permissible date for the performance of such act, the Fund shall hold the Custodian harmless from any adverse consequences in connection with acting upon or failing to act upon such Instructions.

If a Fund wishes to receive periodic corporate action notices of exchanges, calls, tenders, redemptions and other similar notices pertaining to Securities and to provide Instructions with respect to such Securities via the internet, the Custodian and such Fund may enter into a Supplement to this Agreement whereby such Fund will be able to participate in the Custodian’s Electronic Corporate Action Notification Service.

(k)	Interest Bearing Deposits.

Upon receipt of Instructions directing the Custodian to purchase interest bearing fixed-term certificates of deposit or call deposits (hereinafter referred to, collectively, as "Interest Bearing Deposits") for the account of a Fund, the Custodian shall purchase such Interest Bearing Deposits with such banks or trust companies, including the Custodian, any Subcustodian or any subsidiary or affiliate of the Custodian (hereinafter referred to as "Banking Institutions"), and in such amounts as such Fund may direct pursuant to Instructions. Such Interest Bearing Deposits shall be denominated in U.S. dollars. Interest Bearing Deposits issued by the Custodian shall be in the name of the Fund. Interest Bearing Deposits issued by another Banking Institution may be in the name of the Fund or the Custodian or in the name of the Custodian for its customers generally. The responsibilities of the Custodian to a Fund for Interest Bearing Deposits issued by the Custodian shall be that of a U.S. bank for a similar deposit. With respect to Interest Bearing Deposits issued by any other Banking Institution, (a) the Custodian shall be responsible for the collection of income and the transmission of cash to and from such accounts; and (b) the Custodian shall have no duty with respect to the selection of the Banking Institution or for the failure of such Banking Institution to pay upon demand.

9

Exhibit (g)

(l)	Foreign Exchange Transactions.

(l)  Each Fund may appoint the Custodian as its agent in the execution of all currency exchange transactions. If requested, the Custodian agrees to provide exchange rate and U.S. Dollar information, in writing, or by other means agreeable to both parties, to the Funds.

(2)  Upon receipt of Instructions, the Custodian shall settle foreign exchange contracts or options to purchase and sell foreign currencies for spot and future delivery on behalf of and for the account of a Fund with such currency brokers or Banking Institutions as such Fund may determine and direct pursuant to Instructions. If, in its Instructions, a Fund does not direct the Custodian to utilize a particular currency broker or Banking Institution, the Custodian is authorized to reasonably select such currency broker or Banking Institution as it deems appropriate to execute the Fund's foreign currency transaction. It is understood that all such transactions shall be undertaken by the Custodian as agent for the Funds.

(3)  Each Fund accepts full responsibility for its use of third party foreign exchange brokers and for execution of said foreign exchange contracts and understands that the Fund shall be responsible for any and all costs and interest charges which may be incurred as a result of the failure or delay of its third party broker to deliver foreign exchange. The Custodian shall have no responsibility or liability with respect to the selection of the currency brokers or Banking Institutions selected by the Fund or the performance or non-performance of such brokers or Banking Institutions.

(4)  Notwithstanding anything to the contrary contained herein, upon receipt of Instructions the Custodian may, in connection with a foreign exchange contract, make free outgoing payments of cash in the form of U.S. Dollars or foreign currency prior to receipt of confirmation of such foreign exchange contract or confirmation that the countervalue currency completing such contract has been delivered or received.

(m)	Pledges or Loans of Securities.

(1)  Upon receipt of Instructions from a Fund, the Custodian will release or cause to be released Securities held in custody to the pledgees designated in such Instructions by way of pledge or hypothecation to secure loans incurred by such Fund with various lenders including but not limited to UMB Bank, n.a.; provided, however, that the Securities shall be released only upon payment to the Custodian of the monies borrowed, except that in cases where additional collateral is required to secure existing borrowings, further Securities may be released or delivered, or caused to be released or delivered for that purpose upon receipt of Instructions. Upon receipt of Instructions, the Custodian will pay, but only from funds available for such purpose, any such loan upon re-delivery to it of the Securities pledged or hypothecated therefor and upon surrender of the note or notes evidencing such loan. In lieu of delivering collateral to a pledgee, the Custodian, on the receipt of Instructions, shall transfer the pledged Securities to a segregated account for the benefit of the pledgee.

10

Exhibit (g)

(2)  Upon receipt of Instructions, the Custodian will release securities to a securities lending agent appointed by the Trust or a Fund and designated in such Instructions. The Custodian shall act upon Instructions from the Fund and/or such agent in order to effect securities lending transactions on behalf of the Fund. For its services in facilitating a Fund’s securities lending activities through such agent, the Custodian may receive from the agent a portion of the agent’s securities lending revenue or a fee directly from the Fund. The Custodian shall have no responsibility or liability for any losses arising in connection with the agent’s actions or omissions, including but not limited to the delivery of Securities prior to the receipt of collateral, in the absence of negligence, bad faith or willful misconduct on the part of the Custodian, the Custodian’s reckless disregard of its duties under this Agreement, or the Custodian’s breach of the terms of this Agreement or any contract between a Fund and the Custodian.

(n)	Stock Dividends, Rights, Etc.

The Custodian shall receive and collect all stock dividends, rights, and other items of like nature and, upon receipt of Instructions, take action with respect to the same as directed in such Instructions.

(o)	Routine Dealings.

The Custodian will, in general, attend to all routine and operational matters in accordance with industry standards in connection with the sale, exchange, substitution, purchase, transfer, or other dealings with Securities or other property of each Fund, except as may be otherwise provided in this Agreement or directed from time to time by Instructions from any particular Fund. The Custodian may also make payments to itself or others from the Assets for disbursements and out-of-pocket expenses incidental to handling Securities or other similar items relating to its duties under this Agreement, provided that all such payments shall be accounted for to the appropriate Fund.

(p)	Collections.

The Custodian shall (a) collect amounts due and payable to each Fund with respect to Securities and other Assets; (b) promptly credit to the account of each Fund all income and other payments relating to Securities and other Assets held by the Custodian hereunder upon Custodian's receipt of such income or payments or as otherwise agreed in writing by the Custodian and any particular Fund; (c) promptly endorse and deliver any instruments required to effect such collection; and (d) promptly execute ownership and other certificates, affidavits and other documents for all federal, state, local and foreign tax purposes in connection with receipt of income or other payments with respect to Securities and other Assets, or in connection with the transfer of such Securities or other Assets; provided, however, that with respect to Securities registered in so-called street name, or physical Securities with variable interest rates, the Custodian shall use its best efforts to collect amounts due and payable to any such Fund. The Custodian shall not be responsible for the collection of amounts due and payable with respect to Securities or other Assets that are in default.

Any advance credit of cash or Securities expected to be received shall be subject to actual collection and may, when the Custodian determines collection unlikely, be reversed by the Custodian.

(q)	Dividends, Distributions and Redemptions.

To enable each Fund to pay dividends or other distributions to shareholders of each such Fund and to make payment to shareholders who have requested repurchase or redemption of their shares of each such Fund (collectively, the "Shares"), the Custodian shall release cash or Securities insofar as available. In the case of cash, the Custodian shall, upon the receipt of Instructions, transfer such funds by check or wire transfer to any account at any bank or trust company designated by each such Fund in such Instructions. In the case of Securities, the Custodian shall, upon the receipt of Special Instructions, make such transfer to any entity or account designated by each such Fund in such Special Instructions.

11

Exhibit (g)

(r)	Proceeds from Shares Sold.

The Custodian shall receive funds representing cash payments received for shares issued or sold from time to time by each Fund, and shall credit such funds to the account of the appropriate Fund. The Custodian shall notify the appropriate Fund of Custodian's receipt of cash in payment for shares issued by such Fund by facsimile transmission or in such other manner as such Fund and the Custodian shall agree. Upon receipt of Instructions, the Custodian shall: (a) deliver all federal funds received by the Custodian in payment for shares as may be set forth in such Instructions and at a time agreed upon between the Custodian and such Fund; and (b) make federal funds available to a Fund as of specified times agreed upon from time to time by such Fund and the Custodian, in the amount of checks received in payment for shares which are deposited to the accounts of such Fund.

(s)	Proxies and Notices; Compliance with the Shareholders Communication Act of 1985.

The Custodian shall deliver or cause to be delivered to the appropriate Fund, or its designated agent or proxy service provider, all forms of proxies, all notices of meetings, and any other notices or announcements affecting or relating to Securities owned by such Fund that are received by the Custodian and, upon receipt of Instructions, the Custodian shall execute and deliver, or cause a Subcustodian or nominee to execute and deliver such proxies or other authorizations as may be required. Except as directed pursuant to Instructions, the neither the Custodian nor any Subcustodian or nominee shall vote upon any such Securities, or execute any proxy to vote thereon, or give any consent or take any other action with respect thereto.

The Custodian will not release the identity of any Fund to an issuer which requests such information pursuant to the Shareholder Communications Act of 1985 for the specific purpose of direct communications between such issuer and any such Fund unless a particular Fund directs the Custodian otherwise pursuant to Instructions.

(t)	Books and Records.

The Custodian shall maintain such records relating to its activities under this Agreement as are required to be maintained by Rule 31a-1 under the 1940 Act and to preserve them for the periods prescribed in Rule 31a-2 under the 1940 Act. These records shall be open for inspection by duly authorized officers, employees or agents (including any independent registered public accounting firm) of the appropriate Fund during normal business hours of the Custodian. Upon the reasonable request of the Trust or a Fund, as applicable, copies of any such books and records shall be provided by the Custodian to the Trust or Fund or to duly authorized officers, employees or agents, at the applicable Fund's expense, including, without limitation, other Fund documents in the possession of the Custodian for regulatory audits and examinations. Any such books or records may be maintained in the form of electronic media and stored on any magnetic disk or tape or similar recording method. In addition, the Custodian shall cooperate with each Fund's independent registered public accounting firm and shall take all reasonable action to make any requested information available to such accounting firm as reasonably requested by the Fund

The Custodian shall provide accountings relating to its activities under this Agreement as shall be agreed upon by each Fund and the Custodian.

12

Exhibit (g)

(u)	Opinion of Fund's Independent Registered Public Accounting Firm.

The Custodian shall take all reasonable action as each Fund may request to obtain from year to year favorable opinions from each such Fund's independent registered public accounting firm with respect to the Custodian's activities hereunder and in connection with the preparation of each such Fund's periodic reports to the SEC and with respect to any other requirements of the SEC.

(v)	Reports by Independent Registered Public Accountants.

At the request of a Fund, the Custodian shall deliver to such Fund a written report, which may be in electronic form, prepared by the Custodian's independent registered public accounting firm with respect to the services provided by the Custodian under this Agreement, including, without limitation, the Custodian's accounting system, internal accounting control, financial strength and procedures for safeguarding cash, Securities and other Assets, including cash, Securities and other Assets deposited and/or maintained in a Securities System or with a Subcustodian. Such report shall be of sufficient scope and in sufficient detail as may reasonably be required by such Fund and as may reasonably be obtained by the Custodian.

(w)	Bills and Other Disbursements.

Upon receipt of Instructions, the Custodian shall pay, or cause to be paid, all bills, statements, or other obligations of a Fund.

(x)	Precious Metals

A Fund may, upon Special Instructions, direct the Custodian to appoint, or instruct the Domestic Subcustodian to appoint, a depository for the safekeeping and storage of gold, silver, platinum and other precious metals (“Precious Metals”) on behalf of such Fund.

(y)	Sweep or Automated Cash Management.

Upon receipt of Instructions, the Custodian shall invest any otherwise uninvested cash of any Fund held by the Custodian in a money market mutual fund, a cash deposit product, or other cash investment vehicle made available by the Custodian from time to time, in accordance with the directions contained in such Instructions. A fee may be charged or a spread may be received by the Custodian for investing the Fund’s otherwise uninvested cash in the available cash investment vehicles or products.

The Custodian shall have no responsibility to determine whether any purchases of money market mutual fund shares or any other cash investment vehicle or cash deposit product by or on behalf of the Funds under the terms of this section will cause any Fund to exceed the limitations contained in the 1940 Act on ownership of shares of another registered investment company or any other asset or portfolio restrictions or limitations contained in applicable laws or regulations or the Funds’ prospectus. Each Fund agrees to indemnify and hold harmless the Custodian from all losses, damages and expenses (including attorney’s fees) suffered or incurred by the Custodian as a result of a violation by such Fund of the limitations on ownership of shares of another registered investment company or any other cash investment vehicle or cash deposit product.

13

Exhibit (g)

5.	SUBCUSTODIANS.

From time to time, in accordance with the relevant provisions of this Agreement, (i) the Custodian may appoint one or more Domestic Subcustodians, Foreign Subcustodians, Special Subcustodians or Interim Subcustodians (each as hereinafter defined) to act on behalf of any one or more Funds; and (ii) the Custodian may be directed, pursuant to an agreement between a Fund and the Custodian (“Delegation Agreement”) , to appoint a Domestic Subcustodian to perform the duties of the Foreign Custody Manager (as such term is defined in Rule 17f-5 under the 1940 Act) (“Approved Foreign Custody Manager”) for such Fund so long as such Domestic Subcustodian is so eligible under the 1940 Act. Such Delegation Agreement shall provide that the appointment of any Domestic Subcustodian as the Approved Foreign Custody Manager must be governed by a written agreement between the Custodian and the Domestic Subcustodian, which provides for compliance with Rule 17f-5. The Approved Foreign Custody Manager may then appoint a Foreign Subcustodian or Interim Subcustodian in accordance with this Section 5. For purposes of this Agreement, all Domestic Subcustodians, Special Subcustodians, Foreign Subcustodians and Interim Subcustodians shall be referred to collectively as “Subcustodians.”

(a)	Domestic Subcustodians.

The Custodian may, at any time and from time to time, appoint any bank as defined in Section 2(a)(5) of the 1940 Act or any trust company or other entity, any of which meets the requirements of a custodian under Section 17(f) of the 1940 Act and the rules and regulations thereunder, to act for the Custodian on behalf of any one or more Funds as a subcustodian for purposes of holding Assets of such Fund(s) and performing other functions of the Custodian within the United States (a "Domestic Subcustodian"). Each Fund shall approve in writing the appointment of the proposed Domestic Subcustodian; and the Custodian's appointment of any such Domestic Subcustodian shall not be effective without such prior written approval of the Fund(s). Each such duly approved Domestic Subcustodian shall be reflected on Appendix A hereto.

(b)	Foreign Subcustodians.

(1)          Foreign Subcustodians. The Approved Foreign Custody Manager may appoint any entity meeting the requirements of an Eligible Foreign Custodian, as such term is defined in Rule 17f-5(a)(1) under the 1940 Act, and which term shall also include a bank that qualifies to serve as a custodian of assets of investment companies under Section 17(f) of the 1940 Act or by SEC order is exempt therefrom (each a “Foreign Subcustodian” in the context of either a subcustodian or a sub-subcustodian), for purposes of holding Assets of the Fund(s) and performing other functions of the Custodian in countries other than the United States, provided that the Approved Foreign Custody Manager’s appointments of such Foreign Subcustodians shall at all times be governed by an agreement that complies with Rule 17f-5.

14

Exhibit (g)

(2)          Notwithstanding the foregoing, in the event that the Approved Foreign Custody Manager determines that it will not provide delegation services (i) in a country in which a Fund has directed that the Fund invest in a security or other Asset or (ii) with respect to a specific Foreign Subcustodian which the Fund has directed be used, the Custodian shall, or shall cause the Approved Foreign Custody Manager to, promptly notify the Fund in writing by facsimile transmission, Electronic Communication, or otherwise of the unavailability of the Approved Foreign Custody Manager’s delegation services in such country. The Custodian and the Approved Foreign Custody Manager (or Domestic Subcustodian) as applicable, shall be entitled to rely on and shall have no liability or responsibility for following such direction from the Fund as a Special Instruction and shall have no duties or liabilities under this Agreement save those that it may undertake specifically in writing with respect to each particular instance. Upon the receipt of such Special Instructions, the Custodian may, in it absolute discretion, designate, or cause the Approved Foreign Custody Manager to designate, an entity (defined herein as “Interim Subcustodian”) designated by the Fund in such Special Instructions, to hold such security or other Asset. In such event, the Fund represents and warrants that it has made a determination that the arrangement with such Interim Subcustodian satisfies the requirements of the 1940 Act and the rules and regulations thereunder (including Rule 17f-5, if applicable). It is further understood that where the Approved Foreign Custody Manager and the Custodian do not agree to provide fully to the Fund the services under this Agreement and the Delegation Agreement with respect to a particular country or specific Foreign Subcustodian, the Fund may delegate such services to another delegate pursuant to Rule 17f-5.

(c)	Special Subcustodians.

Upon receipt of Special Instructions, the Custodian shall, on behalf of a Fund, appoint one or more banks, trust companies or other entities designated in such Special Instructions to act for the Custodian on behalf of such Fund as a subcustodian for purposes of: (i) effecting third-party repurchase transactions with banks, brokers, dealers or other entities through the use of a common custodian or subcustodian; (ii) providing depository and clearing agency services with respect to certain variable rate demand note Securities, (iii) providing depository and clearing agency services with respect to dollar denominated Securities; and (iv) effecting any other transactions designated by such Fund in such Special Instructions. Each such designated subcustodian (hereinafter referred to as a "Special Subcustodian") shall be listed on Appendix A attached hereto, as it may be amended from time to time. In connection with the appointment of any Special Subcustodian, the Custodian may enter into a subcustodian agreement with the Special Subcustodian.

(d)	Termination of a Subcustodian.

The Custodian may, at any time in its discretion upon notification to the appropriate Fund(s), terminate any Subcustodian of such Fund(s) in accordance with the termination provisions under the applicable subcustodian agreement, and upon the receipt of Special Instructions, the Custodian shall terminate any Subcustodian in accordance with the termination provisions under the applicable subcustodian agreement.

(e)	Information Regarding Foreign Subcustodians.

Upon request of a Fund, the Custodian shall deliver, or cause any Approved Foreign Custody Manager to deliver, to the Fund a letter or list stating: (i) the identity of each Foreign Subcustodian then acting on behalf of the Custodian; (ii) the Eligible Securities Depositories (as defined in Section 5(f)) in each foreign market through which each Foreign Subcustodian is then holding cash, securities and other Assets of the Fund; and (iii) such other information as may be requested by the Fund to ensure compliance with rules and regulations under the 1940 Act.

(f)	Eligible Securities Depositories.

(1) The Custodian or the Domestic Subcustodian may place and maintain a Fund’s Foreign Assets with an Eligible Securities Depository (as defined in Rule 17f-7, which term shall include any other securities depository for which the SEC by exemptive order has permitted registered investment companies to maintain their assets).

15

Exhibit (g)

(2) Upon the request of a Fund, the Custodian shall direct the Domestic Subcustodian to provide to the Fund (including the Fund’s board of trustees) and/or the Fund’s adviser or other agent an analysis of the custody risks associated with maintaining the Fund’s Foreign Assets with such Eligible Securities Depository utilized directly or indirectly by the Custodian or the Domestic Subcustodian as of the date hereof (or, in the case of an Eligible Securities Depository not so utilized as of the date hereof, prior to the placement of the Fund’s Foreign Assets at such depository) and at which any Foreign Assets of the Fund are held or are expected to be held. The Custodian shall direct the Domestic Subcustodian to monitor the custody risks associated with maintaining the Fund’s Foreign Assets at each such Eligible Securities Depository on a continuing basis and shall promptly notify the Fund or its adviser of any material changes in such risks through the Approved Foreign Custody Manager’s letter, market alerts or other periodic correspondence.

(3) The Custodian shall direct the Domestic Subcustodian to determine the eligibility under Rule 17f-7 of each foreign securities depository before maintaining the Fund’s Foreign Assets therewith and shall promptly advise the Fund if any Eligible Securities Depository ceases to be so eligible. Notwithstanding Subsection 17(c) hereof, Eligible Securities Depositories may, subject to Rule 17f-7, be added to or deleted from such list from time to time.

(4) Withdrawal of Assets. If an arrangement with an Eligible Securities Depository no longer meets the requirements of Rule 17f-7, the Custodian shall direct the Domestic Subcustodian to withdraw the Fund’s Foreign Assets from such depository as soon as reasonably practicable.

(5) Standard of Care. In fulfilling its responsibilities under this Section 5(f), the Custodian will exercise reasonable care, prudence and diligence.

6.	STANDARD OF CARE.

(a)	General Standard of Care.

The Custodian shall exercise due care in accordance with reasonable commercial standards in discharging its duties hereunder. The Custodian shall be liable to a Fund for all losses, damages and reasonable costs and expenses suffered or incurred by such Fund resulting from the negligence, bad faith or willful misconduct of the Custodian, the Custodian’s reckless disregard of its duties under this Agreement, or the Custodian’s breach of the terms of this Agreement or any contract between the Fund and the Custodian; provided, however, in no event shall the Custodian be liable for attorneys’ fees or for special, indirect, consequential or punitive damages arising under or in connection with this Agreement.

16

Exhibit (g)

(b)	Actions Prohibited by Applicable Law, Etc.

In no event shall the Custodian incur liability hereunder if the Custodian or any Subcustodian or Securities System, or any Subcustodian, Eligible Securities Depository utilized by any such Subcustodian, or any nominee of the Custodian or any Subcustodian (individually, a “Person”) is prevented, forbidden or delayed from performing, or omits to perform, any act or thing which this Agreement provides shall be performed or omitted to be performed, by reason of: (i) any provision of any present or future law or regulation or order of the United States of America, or any state thereof, or of any foreign country, or political subdivision thereof or of any court of competent jurisdiction (and neither the Custodian nor any other Person shall be obligated to take any action contrary thereto); or (ii) any “Force Majeure,” which for purposes of this Agreement, shall mean any circumstance or event which is beyond the reasonable control of the Custodian, a Subcustodian or any agent of the Custodian or a Subcustodian and which adversely affects the performance by the Custodian of its obligations hereunder, by the Subcustodian of its obligations under its subcustodian agreement or by any other agent of the Custodian or the Subcustodian, unless in each case, such delay or nonperformance is caused by the negligence, bad faith or willful misconduct of the Custodian, the Custodian’s reckless disregard of its duties under this Agreement, or the Custodian’s breach of the terms of this Agreement or any contract between a Fund and the Custodian. Such Force Majeure events may include any event caused by, arising out of or involving (a) an act of God, (b) accident, fire, water damage or explosion, (c) any computer, system outage or downtime or other equipment failure or malfunction caused by any computer virus or any other reason or the malfunction or failure of any communications medium, (d) any interruption of the power supply or other utility service, (e) any strike or other work stoppage, whether partial or total, (f) any delay or disruption resulting from or reflecting the occurrence of any Sovereign Risk (as defined below), (g) any disruption of, or suspension of trading in, the securities, commodities or foreign exchange markets, whether or not resulting from or reflecting the occurrence of any Sovereign Risk, (h) any encumbrance on the transferability of cash, currency or a currency position on the actual settlement date of a foreign exchange transaction, whether or not resulting from or reflecting the occurrence of any Sovereign Risk, or (i) any other cause similarly beyond the reasonable control of the Custodian.

Subject to the Custodian’s general standard of care set forth in Subsection 6(a) hereof and the requirements of Section 17(f) of the 1940 Act and Rules 17f-5 and 17f-7 thereunder, the Custodian shall not incur liability hereunder if any Person is prevented, forbidden or delayed from performing, or omits to perform, any act or thing which this Agreement provides shall be performed or omitted to be performed by reason of any (i) “Sovereign Risk,” which for the purpose of this Agreement shall mean, in respect of any jurisdiction, including but not limited to the United States of America, where investments are acquired or held under this Agreement, (a) any act of war, terrorism, riot, insurrection or civil commotion, (b) the imposition of any investment, repatriation or exchange control restrictions by any governmental authority, (c) the confiscation, expropriation or nationalization of any investments by any governmental authority, whether de facto or de jure, (d) any devaluation or revaluation of the currency, (e) the imposition of taxes, levies or other charges affecting investments, (f) any change in the applicable law, or (g) any other economic, systemic or political risk incurred or experienced that is not directly related to the economic or financial conditions of the Eligible Foreign Custodian, except as otherwise provided in this Agreement or the Delegation Agreement, or (ii) “Country Risk,” which for the purpose of this Agreement shall mean, with respect to the acquisition, ownership, settlement or custody of investments in a jurisdiction, all risks relating to, or arising in consequence of, systemic and markets factors affecting the acquisition, payment for or ownership of investments, including (a) the prevalence of crime and corruption in such jurisdiction, (b) the inaccuracy or unreliability of business and financial information (unrelated to the Approved Foreign Custody Manager’s duties imposed by Rule 17f-5(c) under the 1940 Act or to the duties imposed on the Custodian by Rule 17f-7 under the 1940 Act), (c) the instability or volatility of banking and financial systems, or the absence or inadequacy of an infrastructure to support such systems, (d) custody and settlement infrastructure of the market in which such investments are transacted and held, (e) the acts, omissions and operation of any Eligible Securities Depository, it being understood that this provision shall not excuse the Custodian’s performance under the express terms of this Agreement, (f) the risk of the bankruptcy or insolvency of banking agents, counterparties to cash and securities transactions, registrars or transfer agents, (g) the existence of market conditions which prevent the orderly execution or settlement of transactions or which affect the value of assets, and (h) the laws relating to the safekeeping and recovery of a Fund’s Foreign Assets held in custody pursuant to the terms of this Agreement; provided, however, that, in compliance with Rule 17f-5, neither Sovereign Risk nor Country Risk shall include the custody risk of a particular Eligible Foreign Custodian of a Fund’s Foreign Assets.

17

Exhibit (g)

(c)	Liability for Past Records.

Neither the Custodian nor any Domestic Subcustodian shall have any liability in respect of any loss, damage or expense suffered by a Fund, insofar as such loss, damage or expense arises from the performance of the Custodian or any Domestic Subcustodian in reliance upon records that were maintained for such Fund by entities other than the Custodian or any Domestic Subcustodian prior to the Custodian's employment hereunder.

(d)	Advice of Counsel.

The Custodian and all Domestic Subcustodians shall be entitled to receive and act upon advice of counsel of its own choosing on all matters. The Custodian and all Domestic Subcustodians shall be without liability for any actions reasonably taken or omitted in good faith pursuant to the advice of counsel.

(e)	Advice of the Fund and Others.

The Custodian and any Domestic Subcustodian may rely upon the advice of any Fund and upon statements of such Fund's accountants and other persons believed by the Custodian or any Domestic Subcustodianin good faith to be expert in matters upon which they are consulted, and neither the Custodian nor any Domestic Subcustodian shall be liable for any actions reasonably taken or omitted, in good faith, pursuant to such advice or statements.

(f)	Information Services.

The Custodian may rely upon information received from issuers of Securities or agents of such issuers, information received from Subcustodians or depositories, information from data reporting services that provide detail on corporate actions and other securities information, and other commercially reasonable industry sources; and, provided the Custodian has acted in accordance with the standard of care set forth in Section 6 (a), the Custodian shall have no liability as a result of relying upon such information sources, including but not limited to errors in any such information.

(g)	Instructions Appearing to be Genuine.

The Custodian and all Domestic Subcustodians shall be fully protected and indemnified in acting as a custodian hereunder upon any resolutions of the Board of Trustees, Instructions, Special Instructions, advice, notice, request, consent, certificate, instrument or paper reasonably appearing to the Custodian or any Domestic Subcustodian to be genuine and to have been properly executed and shall, unless otherwise specifically provided herein, be entitled to receive as conclusive proof of any fact or matter required to be ascertained from any Fund hereunder a certificate signed by any officer of such Fund authorized to countersign or confirm Special Instructions. The Custodian shall have no liability for any losses, damages or expenses incurred by a Fund arising from the use of a non-secure form of email or other non-secure electronic system or process.

18

Exhibit (g)

(h)	No Investment Advice.

The Custodian shall have no duty to assess the risks inherent in Securities or other Assets or to provide investment advice, accounting or other valuation services regarding any such Securities or other Assets.

(i)	Exceptions from Liability.

Without limiting the generality of any other provisions hereof, neither the Custodian nor any Domestic Subcustodian shall be under any duty or obligation to inquire into, nor be liable for:

(i) the validity of the issue of any Securities purchased by or for any Fund, the legality of the purchase thereof or evidence of ownership required to be received by any such Fund, or the propriety of the decision to purchase or amount paid therefor;

(ii) the legality of the sale, transfer or movement of any Securities by or for any Fund, or the propriety of the amount for which the same were sold; or

(iii) any other expenditures, encumbrances of Securities, borrowings or similar actions with respect to any Fund's Assets;

and may, until notified to the contrary, presume that all Instructions or Special Instructions received by it are not in conflict with or in any way contrary to any provisions of the Trust’s Declaration of Trust or By-Laws or votes or proceedings of the shareholders of any such Fund or trustees of the Trust, or any such Fund's currently effective Registration Statement on file with the SEC.

7.	LIABILITY OF THE CUSTODIAN FOR ACTIONS OF OTHERS.

(a)	Domestic Subcustodians

Except as provided in Section 7(d), the Custodian shall be liable for the acts or omissions of any Domestic Subcustodian to the same extent as if such actions or omissions were performed by the Custodian itself.

(b)	Liability for Acts and Omissions of Foreign Subcustodians.

The Custodian shall be liable to a Fund for any loss or damage to such Fund caused by or resulting from the acts or omissions of any Foreign Subcustodian to the extent that, under the terms set forth in the subcustodian agreement between the Custodian or a Domestic Subcustodian and such Foreign Subcustodian, the Foreign Subcustodian has failed to perform in accordance with the standard of conduct imposed under such subcustodian agreement and the Custodian or Domestic Subcustodian recovers from the Foreign Subcustodian under the applicable subcustodian agreement.

(c)	Securities Systems, Interim Subcustodians, Special Subcustodians, Eligible Securities Depositories.

The Custodian shall not be liable to any Fund for any loss, damage or expense suffered or incurred by such Fund resulting from or occasioned by the actions or omissions of a Securities System, Interim Subcustodian, Special Subcustodian, or Eligible Securities Depository unless such loss, damage or expense is caused by, or results from, the negligence, bad faith or willful misconduct of the Custodian, the Custodian’s reckless disregard of its duties under this Agreement, or the Custodian’s breach of the terms of this Agreement or any contract between a Fund and the Custodian.

19

Exhibit (g)

(d)	Failure of Third Parties.

The Custodian shall not be liable for any loss, damage or expense suffered or incurred by any Fund resulting from or occasioned by the actions, omissions, neglects, defaults, insolvency or other failure of any (i) issuer of any Securities or of any agent of such issuer; (ii) any counterparty with respect to any Security or other Asset, including any issuer of any option, futures, derivatives or commodities contract; (iii) investment adviser or other agent of a Fund; or (iv) any broker, bank, trust company or any other person with whom the Custodian may deal (other than any of such entities acting as a Subcustodian, Securities System or Eligible Securities Depository, for whose actions the liability of the Custodian is set out elsewhere in this Agreement); or (v) any agent or depository (including but not limited to a securities lending agent or precious metals depository) with whom the Custodian may deal at the direction of, and behalf of, a Fund; unless such loss, damage or expense is caused by, or results from, the negligence, bad faith or willful misconduct of the Custodian or the Custodian’s breach of the terms of this Agreement or any contract between the Funds and the Custodian.

8.	INDEMNIFICATION.

(a)	Indemnification by Fund.

Subject to the limitations set forth in this Agreement, each Fund agrees to indemnify and hold harmless the Custodian and its nominees from all losses, damages and expenses (including attorneys' fees) suffered or incurred by the Custodian or its nominee caused by or arising from actions taken by the Custodian, its employees or agents in the performance of its duties and obligations under this Agreement, including, but not limited to, any indemnification obligations undertaken by the Custodian under any relevant subcustodian agreement; provided, however, that such indemnity shall not apply to the extent the Custodian is liable under Sections 6 or 7 hereof.

If any Fund requires the Custodian to take any action with respect to Securities, which action involves the payment of money or which may, in the opinion of the Custodian, result in the Custodian or its nominee assigned to such Fund being liable for the payment of money or incurring liability of some other form, such Fund, as a prerequisite to requiring the Custodian to take such action, shall provide indemnity to the Custodian in an amount and form satisfactory to it.

(b)	Indemnification by Custodian.

Subject to the limitations set forth in this Agreement, the Custodian agrees to indemnify and hold harmless each Fund from all losses, damages and expenses (with the exception of those damages and expenses referenced in Section 6(a)) suffered or incurred by each such Fund caused by the negligence, bad faith or willful misconduct of the Custodian, the Custodian’s reckless disregard of its duties under this Agreement, or the Custodian’s breach of the terms of this Agreement or any contract between a Fund and the Custodian.

20

Exhibit (g)

9.	ADVANCES.

In the event that the Custodian or any Subcustodian, Securities System, or Eligible Securities Depository acting either directly or indirectly under agreement with the Custodian (each of which for purposes of this Section 9 shall be referred to as "Custodian"), makes any payment or transfer of funds on behalf of any Fund as to which there would be, at the close of business on the date of such payment or transfer, insufficient funds held by the Custodian on behalf of any such Fund, the Custodian may, in its discretion without further Instructions, provide an advance ("Advance") to any such Fund in an amount sufficient to allow the completion of the transaction by reason of which such payment or transfer of funds is to be made. In addition, in the event the Custodian is directed by Instructions to make any payment or transfer of funds on behalf of any Fund as to which it is subsequently determined that such Fund has overdrawn its cash account with the Custodian as of the close of business on the date of such payment or transfer, said overdraft shall constitute an Advance. Any Advance shall be payable by the Fund on behalf of which the Advance was made on demand by Custodian, unless otherwise agreed by such Fund and the Custodian, and shall accrue interest from the date of the Advance to the date of payment by such Fund to the Custodian at a rate determined from time to time by the Custodian. It is understood that any transaction in respect of which the Custodian shall have made an Advance, including but not limited to a foreign exchange contract or transaction in respect of which the Custodian is not acting as a principal, is for the account of and at the risk of the Fund on behalf of which the Advance was made, and not, by reason of such Advance, deemed to be a transaction undertaken by the Custodian for its own account and risk. The Custodian and each of the Funds which are parties to this Agreement acknowledge that the purpose of Advances is to finance temporarily the purchase or sale of Securities for prompt delivery in accordance with the settlement terms of such transactions or to meet emergency expenses not reasonably foreseeable by a Fund. The Custodian shall promptly notify the appropriate Fund of any Advance. Such notification may be communicated by telephone, Electronic Communication or facsimile transmission or in such other manner as the Custodian may choose Nothing herein shall be deemed to create an obligation on the part of the Custodian to advance monies to a Fund.

10.	SECURITY INTEREST.

To secure the due and prompt payment of all Advances, together with any taxes, charges, fees, expenses, assessments, obligations, claims or liabilities incurred by the Custodian in connection with its or their performance of any duties under this Agreement (collectively, “Liabilities”), except for any Liabilities arising from or the Custodian’s negligence, bad faith or willful misconduct of the Custodian, or the Custodian’s breach of the terms of this Agreement or any contract between the Funds and the Custodian, each Fund grants to the Custodian a security interest in all of the Fund’s Securities and other Assets now or hereafter in the possession of the Custodian and all proceeds thereof (collectively, the “Collateral”), provided that any liability of a Fund under this Agreement shall be payable solely from the available assets of such Fund and shall not be binding upon or affect any assets of any other Fund. A Fund shall promptly reimburse the Custodian for any and all such Liabilities. In the event that a Fund fails to satisfy any of the Liabilities as and when due and payable, the Custodian shall have in respect of the Collateral, in addition to all other rights and remedies arising hereunder or under local law, the rights and remedies of a secured party under the Uniform Commercial Code. Without prejudice to the Custodian’s rights under applicable law, the Custodian shall be entitled, without notice to the Fund, to withhold delivery of any Collateral, sell, set-off, or otherwise realize upon or dispose of any such Collateral and to apply the money or other proceeds and any other monies credited to the Fund in satisfaction of the Liabilities. This includes, but is not limited to, any interest on any such unpaid Liability as the Custodian deems reasonable, and all costs and expenses (including reasonable attorney’s fees) incurred by the Custodian in connection with the sale, set-off or other disposition of such Collateral.

21

Exhibit (g)

11.	COMPENSATION.

Each Fund will pay to the Custodian such compensation as is set forth on Schedule A hereto, or as otherwise agreed to in writing by the Custodian and each such Fund from time to time. In addition, each Fund shall reimburse the Custodian for all out-of-pocket expenses incurred by the Custodian in connection with this Agreement, but excluding salaries and usual overhead expenses. Such compensation, and expenses shall be billed to each such Fund and paid in cash to the Custodian.

12.	POWERS OF ATTORNEY.

Upon request, each Fund shall deliver to the Custodian such proxies, powers of attorney or other instruments as may be reasonable and necessary or desirable in connection with the performance by the Custodian or any Subcustodian of their respective obligations under this Agreement or any applicable subcustodian agreement.

13.	TAX LAWS.

The Custodian shall have no responsibility or liability for any obligations now or hereafter imposed on a Fund or on the Custodian as custodian for such Fund by the tax law of any country or of any state or political subdivision thereof. Each Fund agrees to indemnify the Custodian for and against any such obligations including taxes, tax reclaims, withholding and reporting requirements, claims for exemption or refund, additions for late payment, interest, penalties and other expenses (including legal expenses) that may be assessed against the Fund or the Custodian as custodian of a Fund. Notwithstanding the foregoing in this Section 13, the Custodian shall be liable to such Fund (and such Fund shall have no indemnification obligation) to the extent any such tax obligation is due to the negligence, bad faith or willful misconduct of the Custodian, the Custodian’s reckless disregard of its duties under this Agreement, or the Custodian’s breach of the terms of this Agreement or any contract between a Fund and the Custodian.

14.	TERMINATION AND ASSIGNMENT.

Any Fund or the Custodian may terminate this Agreement by notice in writing, delivered or mailed, postage prepaid (certified mail, return receipt requested) to the other not less than 90 days prior to the date upon which such termination shall take effect. Upon termination of this Agreement, the appropriate Fund shall pay to the Custodian such fees as may be due the Custodian hereunder as well as its reimbursable disbursements, costs and expenses paid or incurred. Upon termination of this Agreement, the Custodian shall deliver, at the terminating party's expense, all Assets held by it hereunder to a successor custodian designated by the Fund or, if a successor custodian is not designated, then to the appropriate Fund or as otherwise designated by such Fund by Special Instructions. Upon such delivery, the Custodian shall have no further obligations or liabilities under this Agreement except as to the final resolution of matters relating to activity occurring prior to the effective date of termination. In the event that for any reason Securities or other Assets remain in the possession of the Custodian after the date such termination shall take effect, the Custodian shall be entitled to compensation at the same rates as agreed to by the Custodian and the Funds during the term of this Agreement as set forth in Section 11.

This Agreement may not be assigned by the Custodian or any Fund without the respective consent of the other.

22

Exhibit (g)

15.	ADDITIONAL FUNDS.

An additional Fund or Funds may become a party to this Agreement after the date hereof by an instrument in writing to such effect signed by such Fund or Funds and the Custodian. If this Agreement is terminated as to one or more of the Funds (but less than all of the Funds) or if an additional Fund or Funds shall become a party to this Agreement, there shall be delivered to each party an Appendix B or an amended Appendix B, signed by each of the additional Funds (if any) and each of the remaining Funds as well as the Custodian, deleting or adding such Fund or Funds, as the case may be. The termination of this Agreement as to less than all of the Funds shall not affect the obligations of the Custodian and the remaining Funds hereunder as set forth on the signature page hereto and in Appendix B as revised from time to time.

16.	NOTICES.

As to each Fund, notices, requests, instructions and other writings delivered to Gottex Fund Management, Ltd., 28 State Street, 40th Floor, Boston Massachusetts, 02109, Attn: William H. Woolverton, postage prepaid, or to such other address as any particular Fund may have designated to the Custodian in writing, shall be deemed to have been properly delivered or given to a Fund.

Notices, requests, instructions and other writings delivered to the Custodian at its office at 928 Grand Blvd., 5th Floor, Attn: Michael Kaufhold, Kansas City, Missouri 64106, postage prepaid, or to such other addresses as the Custodian may have designated to each Fund in writing, shall be deemed to have been properly delivered or given to the Custodian hereunder; provided, however, that procedures for the delivery of Instructions and Special Instructions shall be governed by Section 2(c) hereof.

17.	CONFIDENTIALITY.

The parties agree that all Information, books and records provided by the Custodian or the Funds to each other in connection with this Agreement, and all information provided by either party pertaining to its business or operations, is “Confidential Information,” including but not limited to (A) any data or information that is competitively sensitive material, and not generally known to the public, including, but not limited to, studies, plans, reports, surveys, summaries, documentation and analyses, regardless of form, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of a Fund or the Custodian, their respective subsidiaries and affiliates and the customers, clients and suppliers of any of them; (B) any scientific or technical information, design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords a Fund or the Custodian a competitive advantage over its competitors and the investors, customers, clients, service providers and suppliers of any of them; (C) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, know how, and trade secrets, whether or not patentable or copyrightable; and (D) anything designated as confidential. All Confidential Information shall be used by the party receiving such information only for the purpose of providing or obtaining services under this Agreement and, except as may be required to carry out the terms of this Agreement, shall not be disclosed to any other party without the express consent of the party providing such Confidential Information. In particular, the Custodian agrees to treat and maintain as confidential all information pertaining to the investments, ownership, business affairs and financial condition of each Fund in its possession (or anything else designated as confidential) and shall not, except as contemplated by this Agreement or as otherwise required by any applicable law, order or regulation to which the Custodian and/or the relevant Fund is subject or with the prior written consent of the relevant Fund, either before or after the termination of this Agreement, disclose any such information to any person (other than the investment adviser, the administrator, legal counsel, auditor or accountant of such Fund) not authorized by the relevant Fund to receive the same. The foregoing limitations shall not apply to any information that is available to the general public other than as a result of a breach of this Agreement, or that is previously known by a party or rightfully received by a party without restriction and without breach of this Agreement, or that is required to be disclosed by or to any entity having regulatory authority over a party hereto or any auditor of a party hereto or that is required to be disclosed as a result of a subpoena or other judicial process, or otherwise by applicable laws.

23

Exhibit (g)

18.	ANTI-MONEY LAUNDERING COMPLIANCE.

The Funds represent and warrant that they have established and maintain policies and procedures designed to meet the requirements imposed by the USA PATRIOT Act, including policies and procedures designed to detect and prevent money laundering, including those required by the USA PATRIOT Act, as applicable to the Funds. The Funds agree to provide to the Custodian, from time to time upon the request of the Custodian, certifications regarding its compliance with the USA PATRIOT Act and other anti-money laundering laws, to the extent applicable to the Funds. The Funds acknowledge that, because the Custodian will not have information regarding the shareholders of the Funds, the Funds will assume responsibility for customer identification and verification and other CIP requirements in regard to such shareholders, to the extent required by the Funds.

19.	MISCELLANEOUS.

(a) This Agreement is executed and delivered in the State of Missouri and shall be governed by the laws of the state of Missouri without regard to conflicts of laws principles thereof.

(b) All of the terms and provisions of this Agreement shall be binding upon, and inure to the benefit of, and be enforceable by the respective successors and assigns of the parties hereto.

(c) No provisions of this Agreement may be amended, modified or waived in any manner except in writing, properly executed by both parties hereto; provided, however, Appendix A may be amended from time to time as Domestic Subcustodians, Securities Systems, and Special Subcustodians are approved or terminated according to the terms of this Agreement.

(d) The captions in this Agreement are included for convenience of reference only, and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

(e) This Agreement shall be effective as of the date of execution hereof.

(f) This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(g) If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid by any court of competent jurisdiction, the remaining portion or portions shall be considered severable and shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if this Agreement did not contain the particular part, term or provision held to be illegal or invalid.

(h) Entire Agreement. This Agreement and the Delegation Agreement (if applicable), as amended from time to time, constitute the entire understanding and agreement of the parties thereto with respect to the subject matter therein and accordingly, supersedes as of the effective date of this Agreement any custodian agreement heretofore in effect between the Funds and the Custodian.

24

Exhibit (g)

(i) The rights and obligations contained in Sections 6, 7, 8, 9, 10, 11 and 17 of this Agreement shall continue, notwithstanding the termination of this Agreement, in order to fulfill the intention of the parties as described in such Sections.

(j) The Custodian shall maintain a disaster recovery and business continuity plan and adequate and reliable computer and other equipment necessary and appropriate to carry out its obligations under this Agreement. The Custodian will take all reasonable steps to minimize service interruptions for any period that such interruption continues beyond its control.

IN WITNESS WHEREOF, the parties hereto have caused this Custody Agreement to be executed by their respective duly authorized officers.

GOTTEX TRUST

Attest:	By: /s/ William J. Landes

Name: William J. Landes

Title: President

Date: November 18, 2013

UMB BANK, N.A.

Attest:	By: /s/ Michael Kaufhold

Name: Michael Kaufhold

Title: Vice-President

Date: November 13, 2013

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Exhibit (g)

Schedule A

to the

Custody Agreement

by and between

Gottex Trust

and

UMB Bank, N.A.

Fees

26

Exhibit (g)

APPENDIX A

CUSTODY AGREEMENT

The following Subcustodians and Securities Systems are approved for use in connection with the Custody Agreement dated November 13, 2013.

SECURITIES SYSTEMS:

Depository Trust Company

Federal Book Entry

SPECIAL SUBCUSTODIANS:

DOMESTIC SUBCUSTODIANS:

Citibank (Foreign Securities Only)

GOTTEX TRUST	UMB BANK, N.A.

By: /s/ William J. Landes	By: /s/ Michael Kaufhold

Name: William J. Landes	Name: Michael Kaufhold

Title: President	Title: Vice-President

Date: November 18, 2013	Date: November 13, 2013

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Exhibit (g)

APPENDIX B

CUSTODY AGREEMENT

The following open-end management investment companies ("Funds") are hereby made parties to the Custody Agreement dated November 13, 2013, with UMB Bank, n.a. ("Custodian") and Gottex Trust , and agree to be bound by all the terms and conditions contained in said Agreement:

Gottex Endowment Strategy Fund

GOTTEX TRUST

Attest:	By: /s/ William J. Landes

Name: William J. Landes

Title: President

Date: 11/18/13

UMB BANK, N.A.

Attest:	By: /s/ Michael Kaufhold

Name: Michael Kaufhold

Title: Vice President

Date: 11/13/13

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Exhibit (h)(1)

TRANSFER AGENCY AGREEMENT

THIS TRANSFER AGENCY AGREEMENT (the “Agreement”) is made as of this 13th day of November, 2013, by and between Gottex Trust, a Delaware statutory trust (the “Trust”), and UMB Fund Services, Inc., a Wisconsin corporation, its successors and assigns (the “Transfer Agent”).

WHEREAS, the Trust is an open-end investment company registered under the 1940 Act (as defined below) and authorized to issue Shares; and

WHEREAS, the Trust and Transfer Agent desire to enter into an agreement pursuant to which Transfer Agent shall provide Services to the Trust.

NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.           Definitions In addition to any terms defined in the body of this Agreement, the following capitalized terms shall have the meanings set forth hereinafter whenever they appear in this Agreement:

“1933 Act” shall mean the Securities Act of 1933, as amended.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

“1940 Act” shall mean the Investment Company Act of 1940, as amended.

“Authorized Person” shall mean any individual who is authorized to provide Transfer Agent with Instructions on behalf of the Trust, whose name shall be certified to Transfer Agent from time to time pursuant to Section 3(b) of this Agreement. Any officer of the Trust shall be considered an Authorized Person (unless such authority is limited in a writing from the Trust and received by Transfer Agent) and has the authority to appoint additional Authorized Persons, to limit or revoke the authority of any previously designated Authorized Person, and to certify to Transfer Agent the names of the Authorized Persons from time to time.

“Board” shall mean the Board of Trustees of the Trust.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Custodian” shall mean the financial institution appointed as custodian under the terms and conditions of a custody agreement between the financial institution and the Trust, or its successor.

“Declaration of Trust” shall mean the Declaration of Trust or other similar operational document of the Trust, as the case may be, as the same may be amended from time to time.

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“Fund” shall mean each separate series of Shares offered by the Trust representing interests in a separate portfolio of securities and other assets for which the Trust has appointed Transfer Agent to provide Services under this Agreement as designated on Schedule A hereto as such Schedule may be amended from time to time. Each investment portfolio shall be referred to as a “Fund” and such investment portfolios shall collectively be referred to as the “Funds.”

“Fund Business Day” shall mean each day on which the New York Stock Exchange, Inc. is open for trading.

“Investment Adviser” shall mean the investment adviser or investment advisers to the Funds and includes all sub-advisers or persons performing similar services.

“Instructions” shall mean an oral communication from an Authorized Person or a written communication signed by an Authorized Person and actually received by Transfer Agent. Instructions shall include manually executed originals, telefacsimile transmissions of manually executed originals or electronic communications.

“Offering Price” shall mean the price per share that the Shares will be offered for sale to the public calculated in accordance with the Fund’s then current Prospectus.

“Prospectus” shall mean the current prospectus and statement of additional information with respect to a Fund (including any applicable amendments and supplements thereto) actually received by Transfer Agent from the Trust with respect to which the Trust has indicated a Registration Statement has become effective under the 1933 Act and the 1940 Act.

“Registration Statement” shall mean any registration statement on Form N-1A at any time now or hereafter filed with the Commission with respect to any of the Shares and any amendments and supplements thereto which at any time shall have been or will be filed with the Commission.

“Services” shall mean the transfer agency and dividend disbursement services described on Schedule B hereto and such additional services as may be agreed to by the parties from time to time and set forth in an amendment to Schedule B.

“Shares” shall mean such shares of beneficial interest, or class thereof, of each respective Fund as may be issued from time to time.

“Shareholder” shall mean a record owner of Shares of each respective Fund.

2.           Appointment and Services

(a)          The Trust hereby appoints Transfer Agent as transfer agent and dividend disbursing agent of all Shares and hereby authorizes Transfer Agent to provide Services during the term of this Agreement and on the terms set forth herein. Subject to the direction and control of the Board and its delegates and utilizing information provided by the Trust and its agents and service providers, Transfer Agent will provide the Services in accordance with the terms of this Agreement. Notwithstanding anything herein to the contrary, Transfer Agent shall not be required to provide any Services or information that it believes, in its sole discretion, to represent dishonest, unethical or illegal activity. In no event shall Transfer Agent provide any investment advice or recommendations to any party in connection with its Services hereunder.

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(b)          Transfer Agent may from time to time, in its discretion, appoint one or more other parties to carry out some or all of its duties under this Agreement, provided that Transfer Agent shall remain responsible to the Trust for all such delegated responsibilities in accordance with the terms and conditions of this Agreement, in the same manner and to the same extent as if Transfer Agent were itself providing such Services and shall notify the Trust of such appointment.

(c)          Transfer Agent’s duties shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against Transfer Agent hereunder. The Services do not include correcting, verifying or addressing any prior actions or inactions of the Trust, any Fund or by any other current or prior agent or service provider. To the extent that Transfer Agent agrees to take such actions, those actions shall be deemed part of the Services.

(d)          Transfer Agent shall not be responsible for the payment of any original issue or other taxes required to be paid by the Trust in connection with the issuance of any Shares in accordance with this Agreement.

(e)          Processing and Procedures

(i)          Transfer Agent agrees to accept purchase orders and redemption requests with respect to the Shares of each Fund via postal mail, telephone, electronic delivery or personal delivery on each Fund Business Day in accordance with such Fund’s Prospectus; provided, however, that Transfer Agent shall only accept purchase orders from jurisdictions in which the Shares are qualified for sale, as indicated from time to time by the Trust or pursuant to an Instruction. Transfer Agent shall, as of the time at which the net asset value (“NAV”) of each Fund is computed on each Fund Business Day, issue to and redeem from the accounts specified in a purchase order or redemption request in proper form and accepted by the Fund the appropriate number of full and fractional Shares based on the NAV per Share of the respective Fund specified in a communication received on such Fund Business Day from or on behalf of the Fund. Transfer Agent shall not be required to issue any Shares after it has received from an Authorized Person or from an appropriate federal or state authority written notification that the sale of Shares has been suspended or discontinued, and Transfer Agent shall be entitled to rely upon such written notification. Payment for Shares shall be in the form of a check, wire transfer, Automated Clearing House transfer (“ACH”) or such other methods to which the parties shall mutually agree.

(ii)         Upon receipt of a redemption request and monies paid to it by the Custodian in connection with a redemption of Shares, Transfer Agent shall cancel the redeemed Shares and after making appropriate deduction for any withholding of taxes required of it by applicable federal law, make payment in accordance with the Fund’s redemption and payment procedures described in the Prospectus.

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(iii)        Except as otherwise provided in this paragraph, Transfer Agent will exchange, transfer or redeem Shares upon presentation to Transfer Agent of instructions endorsed for exchange, transfer or redemption, accompanied by such documents as Transfer Agent deems necessary to evidence the authority of the person making such exchange, transfer or redemption. Transfer Agent reserves the right to refuse to exchange, transfer or redeem Shares until it is satisfied that the endorsement or instructions are valid and genuine. For that purpose, it will require, unless otherwise instructed by an Authorized Person or except as otherwise provided in this paragraph, a Medallion signature guarantee by an “Eligible Guarantor Institution” as that term is defined by Commission in Rule 17Ad-15. Transfer Agent also reserves the right to refuse to exchange, transfer or redeem Shares until it is satisfied that the requested exchange, transfer or redemption is legally authorized, and it shall incur no liability for the refusal, in good faith, to make exchanges, transfers or redemptions which Transfer Agent, in its judgment, deems improper or unauthorized, or until it is satisfied that there is no reasonable basis to any claims adverse to such exchange, transfer or redemption. Notwithstanding any provision contained in this Agreement to the contrary, Transfer Agent shall not be required or expected to require, as a condition to any exchange, transfer or redemption of any Shares pursuant to an electronic data transmission, any documents to evidence the authority of the person requesting the exchange, transfer or redemption and/or the payment of any stock transfer taxes, and shall be fully protected in acting in accordance with the applicable provisions of this Section 3(e).

(iv)        In connection with each purchase and each redemption of Shares, Transfer Agent shall send such statements as are prescribed by the federal securities laws applicable to transfer agents or as described in the Prospectus. It is understood that certificates for Shares have not been and will not be offered by the Trust or made available to Shareholders.

(v)         Transfer Agent and the Trust shall establish procedures for effecting purchase, redemption, exchange or transfer transactions accepted from Shareholders by telephone or other methods consistent with the terms of the Prospectus. Transfer Agent may establish such additional procedures, rules and requirements governing the purchase, redemption, exchange or transfer of Shares, as it may deem advisable and consistent with the Prospectus and industry practice.

(f)          Dividends and Distributions

(i)          When a dividend or distribution has been declared, the Trust shall give or cause to be given to Transfer Agent a copy of a resolution of the Board that either:

(A)         sets forth the date of the declaration of a dividend or distribution, the date of accrual or payment, as the case may be, thereof, the record date as of which Shareholders entitled to payment or accrual, as the case may be, shall be determined, the amount per Share of such dividend or distribution, the payment date on which all previously accrued and unpaid dividends are to be paid, and the total amount, if any, payable to Transfer Agent on such payment date; or

(B)         authorizes the declaration of dividends and distributions on a daily or other periodic basis and further authorizes Transfer Agent to rely on a certificate of an Authorized Person setting forth the information described in subparagraph (A) above.

(ii)         In connection with a reinvestment of a dividend or distribution of Shares of a Fund, Transfer Agent shall as of each Fund Business Day, as specified in a certificate or resolution described in subparagraph (i), issue Shares of the Fund based on the NAV per Share of such Fund specified in a communication received from or on behalf of the Fund on such Fund Business Day.

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(iii)        Upon the mail date specified in such certificate or resolution, as the case may be, the Trust shall, in the case of a cash dividend or distribution, cause the Custodian to deposit in an account in the name of Transfer Agent on behalf of a Fund, an amount of cash sufficient for Transfer Agent to make the payment, as of the mail date specified in such certificate or resolution, as the case may be, to the Shareholders who were of record on the record date. Transfer Agent will, upon receipt of any such cash, make payment of such cash dividends or distributions to the Shareholders as of the record date. Transfer Agent shall not be liable for any improper payments made in accordance with a certificate or resolution described in the preceding paragraph. If Transfer Agent does not receive from the Custodian sufficient cash to make payments of any cash dividend or distribution to all Shareholders of a Fund as of the record date, Transfer Agent shall, upon notifying the Trust, withhold payment to such Shareholders until sufficient cash is provided to Transfer Agent.

(iv)        It is understood that Transfer Agent in its capacity as transfer agent and dividend disbursing agent shall in no way be responsible for the determination of the rate or form of dividends or capital gain distributions due to the Shareholders pursuant to the terms of this Agreement. It is further understood that Transfer Agent shall file with the Internal Revenue Service and Shareholders such appropriate federal tax forms concerning the payment of dividend and capital gain distributions but shall in no way be responsible for the collection or withholding of taxes due on such dividends or distributions due to shareholders, except and only to the extent, required by applicable federal law.

(g)          Records

(i)          Transfer Agent shall keep those records specified in Schedule D hereto in the form and manner, and for such period, as it may deem advisable but not inconsistent with the rules and regulations of appropriate government authorities, in particular Rules 31a-2 and 31a-3 under the 1940 Act. Transfer Agent shall destroy records only at the direction of the Trust, and any such destruction shall comply with the provisions of Section 248.30(b) of Regulation S-P (17 CFR 248.1-248.30). Transfer Agent may deliver to the Trust from time to time at Transfer Agent’s discretion, for safekeeping or disposition by Transfer Agent in accordance with law, such records, papers and documents accumulated in the execution of its duties as transfer agent, as Transfer Agent may deem expedient, other than those which Transfer Agent is itself required to maintain pursuant to applicable laws and regulations. The Trust shall assume all responsibility for any failure thereafter to produce any record, paper, or other document so returned, if and when required. To the extent required by Section 31 of the 1940 Act and the rules and regulations thereunder, the records specified in Schedule D hereto maintained by Transfer Agent, which have not been previously delivered to the Trust pursuant to the foregoing provisions of this paragraph, shall be considered to be the property of the Trust, shall be made available upon request for inspection by the trustees, officers, employees, and auditors of the Trust. Notwithstanding anything contained herein to the contrary, Transfer Agent shall be permitted to maintain copies of any such records, papers and documents to the extent necessary to comply with the recordkeeping requirements of federal and state securities laws, tax laws and other applicable laws.

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(h)          Anti-Money Laundering (“AML”) Services

(i)          Background In order to assist its transfer agency clients with their AML responsibilities under the USA PATRIOT Act of 2001, the Bank Secrecy Act of 1970, the customer identification program rules jointly adopted by the Commission and the U.S. Treasury Department and other applicable regulations adopted thereunder (the “AML Laws”), Transfer Agent offers various tools designed to: (a) aid in the detection and reporting of potential money laundering activity by monitoring certain aspects of Shareholder activity; and (b) assist in the verification of persons opening accounts with the Trust and determine whether such persons appear on any list of known or suspected terrorists or terrorist organizations (“AML Monitoring Activities”). In connection with the AML Monitoring Activities, Transfer Agent may encounter Shareholder activity that would require it to file a Suspicious Activity Report (“SAR”) with the Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”), as required by 31 CFR 103.15(a)(2) (“Suspicious Activity”). The Trust has, after review, selected various procedures and tools offered by Transfer Agent to comply with its AML and customer identification program obligations under the AML Laws (the “AML Procedures”), and desires to implement the AML Procedures as part of its overall AML program and, subject to the terms of the AML Laws, delegate to Transfer Agent the day-to-day operation of the AML Procedures on behalf of the Trust.

(ii)         Delegation The Trust acknowledges that it has had an opportunity to review, consider and select the AML Procedures and the Trust has determined that the AML Procedures, as part of the Trust’s overall AML program, are reasonably designed to prevent the Funds from being used for money laundering or the financing of terrorist activities and to achieve compliance with the applicable provisions of the AML Laws. Based on this determination, the Trust hereby instructs and directs Transfer Agent to implement the AML Procedures on its behalf, as such may be amended or revised from time to time. The customer identification verification component of the AML Procedures applies only to Shareholders who are residents of the United States.  The Trust hereby also delegates to Transfer Agent the authority to report Suspicious Activity to FinCEN.

(iii)        SAR Filing Procedures

(A)         When Transfer Agent observes any Suspicious Activity, Transfer Agent shall prepare a draft of a SAR on Form SAR-SF, and shall send a copy to the Trust’s AML officer for review. Transfer Agent shall complete each SAR in accordance with the procedures set forth in 31 CFR §103.15(a)(3), with the intent to satisfy the reporting obligation of both Transfer Agent and the Trust. Accordingly, the SAR shall include the name of both Transfer Agent and the Trust, and shall include the words, “joint filing” in the narrative section.

(B)         The Trust’s AML officer shall review the SAR and provide comments, if any, to Transfer Agent within a time frame sufficient to permit Transfer Agent to file the SAR in accordance with the deadline set forth in 31 CFR §103.15(b)(3). Upon receipt of final approval from the Trust’s AML officer, Transfer Agent (or its affiliate) shall file the SAR in accordance with the procedures set forth in 31 CFR §103.15(b).

(C)         Transfer Agent shall provide to the Trust a copy of each SAR filed, together with supporting documentation. In addition, Transfer Agent shall maintain a copy of the same for a period of at least five (5) years from the date of the SAR filing.

(D)         Nothing in this Agreement shall prevent either party from making a determination that such party has an obligation under the USA PATRIOT Act of 2001 to file a SAR relating to any Suspicious Activity, and from making such filing independent of the other party hereto.

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(iv)        Amendment to Procedures It is contemplated that the AML Procedures will be amended from time to time by the parties as directed by the Trust as additional regulations are adopted and/or regulatory guidance is provided relating to the Trust’s AML responsibilities.

(v)         Reporting Transfer Agent agrees to provide to the Trust: (i) prompt notification of any transaction or combination of transactions that Transfer Agent believes, based on the AML Procedures, evidence potential money laundering activity in connection with the Trust or any Shareholder; (ii) prompt notification of any true and complete match of a Shareholder(s) to the names included on the Office of Foreign Asset Controls (OFAC) list or any Section 314(a) search list; (iii) any reports received by Transfer Agent from any government agency or applicable industry self-regulatory organization pertaining to Transfer Agent’s AML Monitoring Activities; (iv) any action taken in response to AML violations as described above; and, (v) quarterly reports of its monitoring and verification activities on behalf of the Trust. Transfer Agent shall provide such other reports on the verification activities conducted at the direction of the Trust as may be agreed to from time to time by Transfer Agent and the Trust’s AML officer.

(vi)        Inspection The Trust hereby directs, and Transfer Agent agrees to: (1) permit federal regulators access to such information and records maintained by Transfer Agent and relating to Transfer Agent’s implementation of the AML Procedures on behalf of the Trust, as they may request; and, (2) permit such federal regulators to inspect Transfer Agent’s implementation of the AML Procedures on behalf of the Trust.

(vii)       Disclosure Obligations Regarding SARs Neither Transfer Agent nor the Trust shall disclose any SAR filed or the information included in a SAR to any third party other than affiliates of Transfer Agent or the Trust on a need to know basis and in accordance with applicable law, rule, regulation and interpretation, that would disclose that a SAR has been filed.

(i)          Rule 22c-2 Monitoring

(i)          Background Under Rule 22c-2 of the 1940 Act the Trust is required to obtain and analyze information about the trading activity of shareholders investing through financial intermediaries on an undisclosed basis (“Shareholder Information”) for the purpose of assisting the Trust in implementing its policies on frequent trading of Fund shares. In its capacity as transfer agent, Transfer Agent has access to Shareholder Information through the SunGard Transaction Network 22c-2 Service Solution (“STN 22c-2 Service System”).

(ii)         Monitoring Procedures

(A)         The Trust has adopted policies concerning the frequent trading of Shares. For the purpose of complying with Rule 22c-2, the Trust has adopted criteria designed to detect frequent trading activity (“22c-2 Monitoring Procedures”) and has communicated such criteria to Transfer Agent.

(B)         The Trust hereby instructs and directs Transfer Agent to implement the 22c-2 Monitoring Procedures on its behalf, as such may be amended or revised from time to time.

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(iii)        Shareholder Information Agreements Rule 22c-2 requires the Trust to have in place a written agreement with each Shareholder that is a financial intermediary. The Trust has approved a form of Shareholder Information Agreement (“SIA”) for Transfer Agent’s use. Transfer Agent will enter into an SIA in its capacity as transfer agent for the Trust with each financial intermediary that opens an account with the Trust (or will do so in the case of financial intermediaries that open an account with the Trust in the future). In the event a financial intermediary tenders a form of SIA materially different from the form of SIA approved by the Trust, the Trust will be responsible for reviewing and negotiating such SIA.

(iv)        Information Requests Transfer Agent will inform the Trust each time the 22c-2 Monitoring Procedures indicate frequent trading activity in the Funds. Upon each such occurrence, Transfer Agent and the Trust will review the trading information, together with such other information as Transfer Agent and the Trust deem relevant, to determine whether additional information should be requested. Transfer Agent will submit information requests to financial intermediaries in accordance with the Trust’s 22c-2 Monitoring Procedures or as otherwise directed by the Trust. When such additional information is obtained from the financial intermediary, Transfer Agent will forward the information to the Trust for further consideration.

(v)         Implementation of Trading Restrictions In the event the Trust determines that a trading restriction should be applied, Transfer Agent shall instruct the financial intermediary to implement the appropriate restrictions as articulated by the Trust.

(vi)        Record Retention Transfer Agent shall maintain, in an easily accessible place, a copy of each SIA in its possession for at least six (6) years beyond the termination date of such SIA or for such period that Transfer Agent provides Services under this Agreement, whichever is shorter.

(vii)       STN 22c-2 Service System The Trust acknowledges that Transfer Agent’s provision of the services contemplated in Section 2(i) in part depends on Transfer Agent’s use of a proprietary technology solution developed by SunGard Institutional Brokerage, Inc. (“SunGard”). Transfer Agent may provide the Trust with access to the STN 22c-2 Service System for the sole purpose of reviewing shareholder trading activity to identify frequent trading in shares of the Funds. Therefore, the Trust hereby agrees to the following:

(A)         Any access to software made available to the Trust in connection with the provision of services under this subparagraph, including, without limitation, the STN 22c-2 Service System, is licensed, not sold, and SunGard and/or Transfer Agent (and their affiliates) shall retain all rights, title and interest in such software. The Trust is granted a nonexclusive, limited license to use the software for the sole and limited purpose described in this subparagraph. Such license shall immediately terminate upon termination of this Agreement. In addition, any license to use the STN 22c-2 Service System shall immediately terminate in the event that Transfer Agent’s license to use the STN 22c-2 Service System is terminated. Upon termination of any such software license, the Trust will discontinue all use of the STN 22c-2 Service System and any written documentation provided to the Trust by Transfer Agent or SunGard. The Trust agrees to assist Transfer Agent with its obligations to return STN 22c-2 Service System materials resulting from termination of the license.

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(B)         The Trust shall maintain in connection with its access to the STN 22c-2 Service System, reasonable access controls and system security requirements necessary to protect the confidentiality and intellectual property rights of SunGard in the STN 22c-2 Service System. The Trust agrees that any contractors hired by the Trust with access to the STN 22c-2 Service System shall enter into a confidentiality agreement concerning such access.

(C)         DISCLAIMER. EXCEPT AS EXPRESSLY STATED IN THIS SECTION 2(i), ANY ACCESS TO THE STN 22c-2 SERVICE SYSTEM IS PROVIDED ON AN “AS IS” BASIS. TRANSFER AGENT MAKES NO REPRESENTATIONS OR WARRANTIES, ORAL OR WRITTEN, EXPRESS OR IMPLIED, INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, NON-INTERFERENCE, OR NON-INFRINGEMENT. TRANSFER AGENT SHALL HAVE NO LIABILITY WITH RESPECT TO ANY THIRD PARTY PRODUCTS OR SERVICES.

3.           Representations and Deliveries

(a)          The Trust shall deliver or cause the following documents to be delivered to Transfer Agent:

(1)         A copy of the Declaration of Trust and By-laws and all amendments thereto, certified by the Secretary of the Trust;

(2)         Copies of the Trust’s Registration Statement, as of the date of this Agreement, together with any applications filed in connection therewith;

(3)         A certificate signed by the President and Secretary of the Trust specifying the number of authorized Shares and the number of such authorized Shares issued and currently outstanding, if any, the validity of the authorized and outstanding Shares, whether such shares are fully paid and non-assessable, and the status of the Shares under the 1933 Act and any other applicable federal law or regulation;

(4)         A certified copy of the resolutions of the Board appointing Transfer Agent and authorizing the execution of this Agreement on behalf of the Trust; and

(5)         A certificate containing the names of the initial Authorized Persons in a form acceptable to Transfer Agent. Any officer of the Trust shall be considered an Authorized Person (unless such authority is limited in a writing from the Trust and received by Transfer Agent) and has the authority to appoint additional Authorized Persons, to limit or revoke the authority of any previously designated Authorized Person, and to certify to Transfer Agent the names of the Authorized Persons from time to time. The certificate required by this paragraph shall be signed by an officer of the Trust and designate the names of the Trust’s initial Authorized Persons.

(6)         Prior written notice of any increase or decrease in the total number of Shares authorized to be issued, or the issuance of any additional Shares of a Fund pursuant to stock dividends, stock splits, recapitalizations, capital adjustments or similar transactions, and to deliver to Transfer Agent such documents, certificates, reports and legal opinions as it may reasonably request.

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(7)         All other documents, records and information that Transfer Agent may reasonably request in order for Transfer Agent to perform the Services hereunder.

(b)          The Trust represents and warrants to Transfer Agent that:

(1)         It is a statutory trust duly organized and existing under the laws of the State of Delaware; it is empowered under applicable laws and by its Declaration of Trust and By-laws to enter into and perform this Agreement; and all requisite proceedings have been taken to authorize it to enter into and perform this Agreement.

(2)         Any officer of the Trust has the authority to appoint additional Authorized Persons, to limit or revoke the authority of any previously designated Authorized Person, and to certify to Transfer Agent the names of such Authorized Persons.

(3)         It is duly registered as an open-end investment company under the 1940 Act.

(4)         A Registration Statement under the 1933 Act will be effective before the Fund will issue Shares (other than Shares issued in exchange for nominal seed capital) and will remain effective during such period as the Fund is offering Shares for sale. Additionally, appropriate state securities laws filings will be made before Shares are issued in and such filings will continue to be made, with respect to Shares of the Funds being offered for sale.

(5)         All outstanding Shares are validly issued, fully paid and non-assessable and when Shares are hereafter issued in accordance with the terms of the Declaration of Trust and each Fund’s Prospectus, such Shares shall be validly issued, fully paid and non-assessable.

(6)         It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its Declaration of Trust, By-laws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

(c)          During the term of this Agreement the Trust shall have the ongoing obligation to provide Transfer Agent with a copy of each Fund’s currently effective Prospectus as soon as they become effective. For purposes of this Agreement, Transfer Agent shall not be deemed to have notice of any information contained in any such Prospectus until a reasonable time after it is actually received by Transfer Agent.

(d)          The Board and the Investment Adviser have and retain primary responsibility for all compliance matters relating to the Trust and the Funds including but not limited to compliance with the 1940 Act, the Internal Revenue Code of 1986, as amended, the USA PATRIOT Act of 2001, the Sarbanes-Oxley Act of 2002 and the policies and limitations of each Fund as set forth in the Prospectus. Transfer Agent’s Services hereunder shall not relieve the Board and the Investment Adviser of their primary day-to-day responsibility for assuring such compliance. Notwithstanding the foregoing, the Transfer Agent will be responsible for its own compliance with such statutes insofar as such statutes are applicable to the Services it has agreed to provide hereunder, and will promptly notify the Trust if it becomes aware of any material non-compliance which relates to the Trust.  The Transfer Agent shall provide the Trust with quarterly and annual certifications (on a calendar basis) with respect to the design and operational effectiveness of its compliance and procedures.

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(e)          The Trust agrees to take or cause to be taken all requisite steps to qualify the Shares for sale in all states in which the Shares shall at the time be offered for sale and require qualification. If the Trust receives notice of any stop order or other proceeding in any such state affecting such qualification or the sale of Shares, or of any stop order or other proceeding under the federal securities laws affecting the sale of Shares, the Trust will give prompt notice thereof to Transfer Agent.

(f)          The Trust agrees that it shall advise Transfer Agent in writing at least thirty (30) days prior to affecting any change in any Prospectus which would increase or alter the duties and obligations of Transfer Agent hereunder, and shall proceed with such change only if it shall have received the written consent of Transfer Agent thereto.

(g)          Trust Instructions

(i)          The Trust shall cause the Trust’s officers, trustees, Investment Adviser, legal counsel, independent accountants, administrator, fund accountant, Custodian and other service providers and agents, past or present, to cooperate with Transfer Agent and to provide Transfer Agent with such information, documents and communications as reasonably necessary and/or appropriate or as reasonably requested by Transfer Agent, in order to enable Transfer Agent to perform the Services. In connection with the performance of the Services, Transfer Agent shall (without investigation or verification) be entitled, and is hereby instructed to, rely upon any and all Instructions, communications, information or documents provided to Transfer Agent by a representative of the Trust or by any of the aforementioned parties. Transfer Agent shall be entitled to rely on any document that it reasonably believes to be genuine and to have been signed or presented by the proper party. Fees charged by such persons shall be an expense of the Trust. Transfer Agent shall not be held to have notice of any change of authority of any trustee, officer, agent, representative or employee of the Trust, Investment Adviser, Authorized Person or service provider until receipt of written notice thereof from the Trust.

(ii)         The Trust shall provide Transfer Agent with an updated certificate evidencing the appointment, removal or change of authority of any Authorized Person, it being understood Transfer Agent shall not be held to have notice of any change in the authority of any Authorized Person until receipt of written notice thereof from the Trust.

(iii)         Transfer Agent, its officers, agents or employees shall accept Instructions given to them by any person representing or acting on behalf of the Trust only if such representative is an Authorized Person. The Trust agrees that when oral Instructions are given, it shall, upon the request of Transfer Agent, confirm such Instructions in writing.

(iv)        At any time, Transfer Agent may request Instructions from the Trust with respect to any matter arising in connection with this Agreement. If such Instructions are not received within a reasonable time, then Transfer Agent may seek advice from legal counsel for the Trust at the expense of the Trust, or its own legal counsel at its own expense, and it shall not be liable for any action taken or not taken by it in good faith in accordance with such Instructions or in accordance with advice of counsel.

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(h)          Transfer Agent represents and warrants to the Trust that:

(i)          It is a corporation duly organized and existing under the laws of the State of Wisconsin; it is empowered under applicable law and by its Articles of Incorporation and By-laws to enter into and perform this Agreement; and all requisite proceedings have been taken to authorize it to enter into and perform this Agreement.

(ii)         It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule regulation, order or judgment binding on it and no provision of its operating documents or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

(iii)        Transfer Agent shall maintain a disaster recovery and business continuity plan and adequate and reliable computer and other equipment necessary and appropriate to carry out its obligations under this Agreement. Upon the Trust’s reasonable request, the Transfer Agent shall provide supplemental information concerning the aspects of its disaster recovery and business continuity plan that are relevant to the Services.

(iv)        It is duly registered as a transfer agent under Section 17A of the 1934 Act to the extent required.

4.           Fees and Expenses

(a)          As compensation for the performance of the Services, the Trust agrees to pay Transfer Agent the fees set forth on Schedule C hereto. Fees shall be adjusted in accordance with Schedule C or as otherwise agreed to by the parties from time to time. Fees shall be earned and paid monthly based on annual average net assets in an amount equal to at least 1/12th of the applicable annual fee. Basis point fees and minimum annual fees apply separately to each Fund, and average net assets are not aggregated in calculating the applicable basis point fee per Fund or the applicable minimum. The parties may amend this Agreement to include fees for any additional services requested by the Trust, enhancements to current Services, or to add Funds. In addition, to the extent that Transfer Agent corrects, verifies or addresses any prior actions or inactions by any Fund or by any prior agent or service provider, Transfer Agent shall be entitled to additional fees as provided in Schedule C. In the event of any disagreement between this Agreement and Schedule C, the terms of Schedule C shall control.

(b)          For the purpose of determining fees payable to Transfer Agent, NAV shall be computed in accordance with the Prospectus and resolutions of the Board. The fee for the period from the day of the month this Agreement is entered into until the end of that month shall be pro-rated according to the proportion that such period bears to the full monthly period. Upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be pro-rated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement. Should this Agreement be terminated or the Trust or any Fund(s) be liquidated, merged with or acquired by another fund or investment company, any accrued fees shall be immediately payable.

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(c)          Transfer Agent will bear all expenses incurred by it in connection with its performance of Services, except as otherwise provided herein. Transfer Agent shall not be required to pay or finance any costs and expenses incurred in the operation of the Funds, including, but not limited to: taxes; interest; brokerage fees and commissions; salaries, fees and expenses of officers and trustees; Commission fees and state Blue Sky fees; advisory fees; charges of custodians, administrators, fund accountants, dividend disbursing and accounting services agents and other service providers; security pricing services; insurance premiums; outside auditing and legal expenses; costs of organization and maintenance of corporate existence; taxes and fees payable to federal, state and other governmental agencies; preparation, typesetting, printing, proofing and mailing of Prospectuses, statements of additional information, supplements, notices, forms and applications and proxy materials for regulatory purposes and for distribution to current Shareholders; preparation, typesetting, printing, proofing and mailing and other costs of Shareholder reports; expenses in connection with the electronic transmission of documents and information including electronic filings with the Commission and the states; research and statistical data services; expenses incidental to holding meetings of the Fund’s Shareholders and Trustees; fees and expenses associated with internet, e-mail and other related activities with respect to the Trust; and extraordinary expenses. Expenses incurred for distribution of Shares, including the typesetting, printing, proofing and mailing of Prospectuses for persons who are not Shareholders, will be borne by the Investment Adviser, except for such expenses permitted to be paid under a distribution plan adopted in accordance with applicable laws.

(d)          The Trust also agrees to promptly reimburse Transfer Agent for all out-of-pocket expenses or disbursements incurred by Transfer Agent in connection with the performance of Services under this Agreement upon receipt of evidence of the amount of such expenses or disbursements actually incurred. Out-of-pocket expenses shall include, but not be limited to, those items specified on Schedule C hereto. If requested by Transfer Agent, and if the amount of such expenses or disbursements are reasonably acceptable to the Trust, out-of-pocket expenses may be payable in advance. Payment of postage expenses, if prepayment is requested, is due at least seven (7) days prior to the anticipated mail date. In the event Transfer Agent requests advance payment, Transfer Agent shall not be obligated to incur such expenses or perform the related Service(s) until payment is received.

(e)          The Trust agrees to pay all amounts due hereunder within thirty (30) days of the date reflected on the statement for such Services (the “Due Date”). Except as provided in Schedule C, Transfer Agent shall bill Service fees monthly, and out-of-pocket expenses as incurred (unless prepayment is requested by Transfer Agent). Transfer Agent may, at its option, arrange to have various service providers submit invoices directly to the Trust for payment of reimbursable out-of-pocket expenses.

(f)          The Trust is aware that its failure to remit to Transfer Agent all amounts due on or before the Due Date will cause Transfer Agent to incur costs not contemplated by this Agreement, including, but not limited to carrying, processing and accounting charges. Accordingly, in the event that Transfer Agent does not receive any amounts due hereunder by the Due Date, the Trust agrees to pay a late charge on the overdue amount equal to one and one-half percent (1.5%) per month or the maximum amount permitted by law, whichever is less. In addition, the Trust shall pay Transfer Agent’s reasonable attorney’s fees and court costs if any amounts due Transfer Agent in the event that an attorney is engaged to assist in the collection of amounts due. The parties hereby agree that such late charge represents a fair and reasonable computation of the costs incurred by reason of the Trust’s late payment. Acceptance of such late charge shall in no event constitute a waiver by Transfer Agent of the Trust’s default or prevent Transfer Agent from exercising any other rights and remedies available to it.

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(g)          In the event that any charges are disputed, the Trust shall, on or before the Due Date, pay all undisputed amounts due hereunder and notify Transfer Agent in writing of any disputed charges for out-of-pocket expenses which it is disputing in good faith. Payment for such disputed charges shall be due on or before the close of the fifth (5th) business day after the day on which Transfer Agent provides documentation which an objective observer would agree reasonably supports the disputed charges (the “Revised Due Date”). Late charges shall not begin to accrue as to charges disputed in good faith until the first day after the Revised Due Date.

(h)          The Trust acknowledges that the fees charged by Transfer Agent under this Agreement reflect the allocation of risk between the parties, including the exclusion of remedies and limitations of liability in Sections 2, 3 and 6. Modifying the allocation of risk from what is stated herein would affect the fees that Transfer Agent charges. Accordingly, in consideration of those fees, the Trust agrees to the stated allocation of risk.

5.           Confidential Information

Transfer Agent agrees on behalf of itself and its employees to treat confidentially and as proprietary information of the Trust all records and other information relative to the Funds’ Shareholders, not to use such information other than in the performance of its responsibilities and duties hereunder, and not to disclose such information except: (i) when requested to divulge such information by duly-constituted authorities or court process; (ii) when requested by a Shareholder or Shareholder’s agent with respect to information concerning an account as to which such Shareholder has either a legal or beneficial interest; (iii) when requested by the Trust, a Fund, the Shareholder, the Shareholder’s agent or the dealer of record with respect to such account; (iv) to seek to prevent fraud and/or money laundering by providing certain shareholder information to other financial institutions; (v) to an affiliate, as defined by Section 248.3(a) of Regulation S-P; or, (vi) pursuant to any other exception permitted by Sections 248.14 and 248.15 of Regulation S-P in the ordinary course of business to carry out the activities covered by the exception under which Transfer Agent received the information. In case of any requests or demands for inspection of the records of the Funds, Transfer Agent will endeavor to notify the Trust promptly and to secure instructions from a representative of the Trust as to such inspection. Records and information which have become known to the public through no wrongful act of Transfer Agent or any of its employees, agents or representatives, and information which was already in the possession of Transfer Agent prior to receipt thereof, shall not be subject to this section. Any party appointed pursuant to Section 2(b) above shall be required to observe the confidentiality obligations contained herein. Transfer Agent will implement and maintain such appropriate security measures as are necessary for the protection of confidential shareholder information. The obligations of the parties under Section 5 shall indefinitely survive the termination of this Agreement.

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6.           Limitation of Liability In addition to the limitations of liability contained in Section 3 of this Agreement:

(a)          Transfer Agent shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust or the Funds in connection with the matters to which this Agreement relates, except for a loss resulting from Transfer Agent’s willful misfeasance, bad faith or negligence in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement or from Transfer Agent’s breach of the terms of this Agreement. Furthermore, Transfer Agent shall not be liable for: (1) any action taken or omitted to be taken in accordance with or in reliance upon Instructions, communications, data, documents or information (without investigation or verification) received by Transfer Agent from an officer or representative of the Trust or from any Authorized Person; or, (2) any action taken, or omission by, a Fund, the Trust, Investment Adviser, any Authorized Person or any past or current service provider (not including Transfer Agent).

(b)          Notwithstanding anything herein to the contrary, Transfer Agent will be excused from its obligation to perform any Service or obligation required of it hereunder for the duration that such performance is prevented by events beyond its reasonable control and shall not be liable for any default, damage, loss of data or documents, errors, delay or any other loss whatsoever caused thereby. Transfer Agent will, however, take all reasonable steps to minimize service interruptions for any period that such interruption continues beyond its reasonable control.

(c)          In no event and under no circumstances shall either party or its indemnitees be liable to anyone, including, without limitation, the other party, under any theory of tort, contract, strict liability or other legal or equitable theory for lost profits, exemplary, punitive, special, indirect or consequential damages for any act or failure to act under any provision of this Agreement regardless of whether such damages were foreseeable and even if advised of the possibility thereof.

(d)          Notwithstanding any other provision of this Agreement, Transfer Agent shall have no duty or obligation under this Agreement to inquire into, and shall not be liable for:

(i)          the legality of the issue or sale of any Shares, the sufficiency of the amount to be received therefor, or the authority of the Trust, as the case may be, to request such sale or issuance;

(ii)         the legality of a transfer, exchange, purchase or redemption of any Shares, the propriety of the amount to be paid therefor, or the authority of the Trust, as the case may be, to request such transfer, exchange or redemption;

(iii)        the legality of the declaration of any dividend by the Trust, or the legality of the issue of any Shares in payment of any stock dividend;

(iv)        the legality of any recapitalization or readjustment of Shares;

(v)         Transfer Agent’s acting upon telephone or electronic instructions relating to the purchase, transfer, exchange or redemption of Shares received by Transfer Agent in accordance with procedures established by Transfer Agent and the Trust; or

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(vi)        the offer or sale of Shares in violation of any requirement under the securities laws or regulations of any jurisdiction that such Shares be qualified for sale in such state or in violation of any stop order or determination or ruling by any state with respect to the offer or sale of such Shares in such state.

(e)          Transfer Agent may, in effecting transfers and redemptions of Shares, rely upon those provisions of the Uniform Act for the Simplification of Fiduciary Security Transfers (or such other statutes which protect it and the Trust in not requiring complete fiduciary documentation) and shall not be responsible for any act done or omitted by it in good faith in reliance upon such laws. Notwithstanding the foregoing or any other provision contained in this Agreement to the contrary, Transfer Agent shall be fully protected by each Fund in not requiring any instruments, documents, assurances, endorsements or guarantees, including, without limitation, any Medallion signature guarantees, in connection with a redemption, exchange or transfer of Shares whenever Transfer Agent reasonably believes that requiring the same would be inconsistent with the transfer, exchange and redemption procedures described in the Prospectus.

(f)          The obligations of the parties under Section 6 shall indefinitely survive the termination of this Agreement.

7.           Indemnification

(a)          The Trust agrees to indemnify and hold harmless Transfer Agent, its employees, agents, officers, directors, shareholders, affiliates and nominees (collectively, “Transfer Agent Indemnified Parties”) from and against any and all claims, demands, actions and suits, and any and all judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses of every nature and character (“Losses”) which may be asserted against or incurred by any Transfer Agent Indemnified Party or for which any Transfer Agent Indemnified Party may be held liable (a “Transfer Agent Claim”), arising out of or in any way relating to any of the following:

(i)          any action or omission of Transfer Agent except to the extent a Transfer Agent Claim resulted from Transfer Agent’s willful misfeasance, bad faith, negligence in the performance of its duties or from reckless disregard by Transfer Agent of its obligations and duties under this Agreement or from Transfer Agent’s breach of the terms of this Agreement;

(ii)         Transfer Agent’s reasonable reliance on, implementation of, or use of Instructions, communications, data, documents or information (without investigation or verification) received by Transfer Agent from any Authorized Person or any past or current service provider (not including Transfer Agent);

(iii)        any action taken, or omission by, a Fund, the Trust, Investment Adviser, any Authorized Person or any past or current service provider (not including Transfer Agent);

(iv)        the Trust’s refusal or failure to comply with the terms of this Agreement, or any Transfer Agent Claim that arises out of the Trust’s negligence or misconduct or breach of any representation or warranty of the Trust made herein;

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(v)         the legality of the issue or sale of any Shares, the sufficiency of the amount received therefore, or the authority of the Trust, as the case may be, to have requested such sale or issuance;

(vi)        the legality of the declaration of any dividend by the Trust, or the legality of the issue of any Shares in payment of any stock dividend;

(vii)       the legality of any recapitalization or readjustment of Shares;

(viii)      Transfer Agent’s acting upon telephone or electronic instructions relating to the purchase, transfer, exchange or redemption of Shares received by Transfer Agent in accordance with procedures established by Transfer Agent and the Trust;

(ix)        the acceptance, processing and/or negotiation of a fraudulent payment for the purchase of Shares unless the result of Transfer Agent’s or its affiliates’ willful misfeasance, bad faith or negligence in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. In the absence of a finding to the contrary, the acceptance, processing and/or negotiation of a fraudulent payment for the purchase, redemption, transfer or exchange of Shares shall be presumed not to have been the result of Transfer Agent’s or its affiliates’ willful misfeasance, bad faith or negligence; and

(x)         the offer or sale of Shares in violation of any requirement under the securities laws or regulations of any state or other jurisdiction that such Shares be qualified for sale in such state or in violation of any stop order or determination or ruling by any state with respect to the offer or sale of such Shares in such state.

(b)          Promptly after receipt by Transfer Agent of notice of the commencement of an investigation, action, claim or proceeding, Transfer Agent shall, if a claim for indemnification in respect thereof is made under this section, notify the Trust in writing of the commencement thereof, although the failure to do so shall not prevent recovery by Transfer Agent or any Transfer Agent Indemnified Party, except to the extent the Trust is prejudiced by such failure to give notice. The Trust shall be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce any such Loss, but if the Trust elects to assume the defense, such defense shall be conducted by counsel chosen by the Trust and approved by Transfer Agent, which approval shall not be unreasonably withheld. In the event the Trust elects to assume the defense of any such suit and retain such counsel and notifies Transfer Agent of such election, the indemnified defendant or defendants in such suit shall bear the fees and expenses of any additional counsel retained by them subsequent to the receipt of the Trust’s election. If the Trust does not elect to assume the defense of any such suit, or in case Transfer Agent does not, in the exercise of reasonable judgment, approve of counsel chosen by the Trust, or in case there is a conflict of interest between the Trust and Transfer Agent or any Transfer Agent Indemnified Party, the Trust will reimburse the Transfer Agent Indemnified Party or Parties named as defendant or defendants in such suit, for the fees and expenses of any counsel retained by Transfer Agent and them. The Trust’s indemnification agreement contained in this Section 7 and the Trust’s representations and warranties in this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of Transfer Agent and each Transfer Agent Indemnified Party, and shall survive the delivery of any Shares and the termination of this Agreement. This agreement of indemnity will inure exclusively to Transfer Agent’s benefit, to the benefit of each Transfer Agent Indemnified Party and their estates and successors. The Trust agrees to promptly notify Transfer Agent of the commencement of any litigation or proceedings against the Trust or any of its officers or directors in connection with the issue and sale of any of the Shares.

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(c) The Transfer Agent agrees to indemnify and hold harmless the Trust, its employees, agents, officers, trustees, shareholders, affiliates and nominees (collectively, “Trust Indemnified Parties”) from and against any Losses which may be asserted against or incurred by any Trust Indemnified Party or for which any Trust Indemnified Party may be held liable (a “Trust Claim”), arising out of or in any way relating to the Transfer Agent’s refusal or failure to comply with the terms of this Agreement, or any Trust Claim that arises out of the Transfer Agent’s willful misfeasance, bad faith or negligence in the performance of Services hereunder, from reckless disregard by the Transfer Agent of its obligations and duties under this Agreement or from Transfer Agent’s breach of any representation or warranty of the Transfer Agent made herein;

(d) Promptly after receipt by the Trust of notice of the commencement of an investigation, action, claim or proceeding, the Trust shall, if a claim for indemnification in respect thereof is made under this section, notify the Transfer Agent in writing of the commencement thereof, although the failure to do so shall not prevent recovery by the Trust or any Trust Indemnified Party, except to the extent the Transfer Agent is prejudiced by such failure to give notice. Transfer Agent shall be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce any such Loss, but if Transfer Agent elects to assume the defense, such defense shall be conducted by counsel chosen by Transfer Agent and approved by the Trust, which approval shall not be unreasonably withheld. In the event Transfer Agent elects to assume the defense of any such suit and retain such counsel and notifies the Trust of such election, the indemnified defendant or defendants in such suit shall bear the fees and expenses of any additional counsel retained by them subsequent to the receipt of Transfer Agent’s election. If Transfer Agent does not elect to assume the defense of any such suit, or in case the Trust does not, in the exercise of reasonable judgment, approve of counsel chosen by Transfer Agent, or in case there is a conflict of interest between the Trust and Transfer Agent or any Trust Indemnified Party, Transfer Agent will reimburse the Trust Indemnified Party or Parties named as defendant or defendants in such suit, for the fees and expenses of any counsel retained by the Trust and them. Transfer Agent’s indemnification agreement contained in this Section 7 and Transfer Agent’s representations and warranties in this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of Transfer Agent and each Trust Indemnified Party, and shall survive the delivery of any Shares and the termination of this Agreement. This agreement of indemnity will inure exclusively to the Trust’s benefit, to the benefit of each Trust Indemnified Party and their estates and successors. Transfer Agent agrees to promptly notify the Trust of the commencement of any litigation or proceedings against the Trust or any of its officers or directors in connection with the issue and sale of any of the Shares.

(e)          The obligations of the parties under Section 7 shall indefinitely survive the termination of this Agreement.

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8.           Term

(a)          This Agreement shall become effective with respect to each Fund as of the date hereof and, with respect to each Fund not in existence on that date, on the date an amendment to Schedule A to this Agreement relating to that Fund is executed. Unless sooner terminated as provided herein, this Agreement shall continue in effect with respect to each Fund for a two-year period beginning on the date of this Agreement (the “Initial Term”). Thereafter, if not terminated as provided herein, the Agreement shall continue automatically in effect as to each Fund for successive one-year periods (each a “Renewal Term.”).

(b)          In the event this Agreement is terminated by the Trust prior to the end of the Initial Term or any subsequent Renewal Term, the Trust shall be obligated to pay Transfer Agent the remaining balance of the fees payable to Transfer Agent under this Agreement through the end of the Initial Term or Renewal Term, as applicable. Notwithstanding the foregoing, either party may terminate this Agreement at the end of the Initial Term or at the end of any successive Renewal Term (the “Termination Date”) by giving the other party a written notice not less than ninety (90) days’ prior to the end of the respective term. Notwithstanding anything herein to the contrary, upon the termination of the Agreement as provided herein or the liquidation, merger or acquisition of a Fund or the Trust, Transfer Agent shall deliver the records of the Trust to the Trust or its successor service provider at the expense of the Trust in a mutually agreeable form that is consistent with Transfer Agent’s applicable license agreements, and thereafter the Trust or its designee shall be solely responsible for preserving the records for the periods required by all applicable laws, rules and regulations. The Trust shall be responsible for all expenses associated with the movement (or duplication) of records and materials and conversion thereof to a successor service provider, including all reasonable trailing expenses incurred by Transfer Agent, unless the Trust terminated the Agreement “For Cause,” as defined below, in which case the Transfer Agent shall be responsible for such expenses. In addition, in the event of termination of this Agreement, or the proposed liquidation, merger or acquisition of the Trust or a Fund(s), and Transfer Agent’s agreement to provide additional Services in connection therewith, Transfer Agent shall provide such Services and be entitled to such compensation as the parties may mutually agree. Transfer Agent shall not reduce the level of service provided to the Trust prior to termination following notice of termination by the Trust.

(c)          In the event such notice is given by the Trust pursuant to subparagraph (b), it shall be accompanied by a copy of a resolution of the Board certified by the Secretary or any Assistant Secretary, electing to terminate this Agreement and designating the successor transfer agent or transfer agents. In the event such notice is given by Transfer Agent, the Trust shall on or before the termination date, deliver to Transfer Agent a copy of a resolution of its Board certified by the Secretary or any Assistant Secretary designating a successor transfer agent or transfer agents. In the absence of such designation by the Trust, the Trust shall be deemed to be its own transfer agent as of the termination date and Transfer Agent shall thereby be relieved of all duties and responsibilities pursuant to this Agreement.

(d)          A party may immediately terminate the Agreement during the Initial Term or at any time thereafter “For Cause,” as defined below.

For purposes of this Agreement, “For Cause” shall mean:

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(i)          a material breach of this Agreement that has not been remedied for 60 days following written notice by the non-breaching party or parties that identifies in reasonable detail the alleged failure of the other party or parties to perform, provided that if such default is capable of being cured, then the defaulting party or parties are entitled to such longer period as may reasonably be required to cure such default if the defaulting party or parties have commenced such cure and are diligently pursuing same, but such cure must be completed within 120 days in any event;

(ii)         a final, unappealable judicial, regulatory or administrative ruling or order in which the party or parties to be terminated have been found guilty of criminal or unethical behavior in the conduct of their business that directly relates to the subject matter of the Services; or

(iii)        when a party shall make a general assignment for the benefit of its creditors or any proceeding shall be instituted by or against such party to adjudicate it as bankrupt or insolvent, or to seek to liquidate, wind up, or reorganize such party, or protect or relieve such party’s debts under any law, or to seek the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for a substantial portion of its assets, which proceeding shall remain unstayed for sixty (60) days or such party has taken steps to authorize any of the above actions or has become unable to pay its debts as they mature.

9.            Miscellaneous

(a)          Any notice required or permitted to be given by either party to the other under this Agreement shall be in writing and shall be deemed to have been given when received by the other party. Such notices shall be sent to the addresses listed below, or to such other location as either party may from time to time designate in writing:

If to Transfer Agent:	UMB Fund Services, Inc.
803 West Michigan Street
Milwaukee, Wisconsin 53233
Attention: General Counsel

If to the Trust:	Gottex Fund Management, Ltd.
28 State Street, 40th Floor
Boston, Massachusetts 02109
Attention: William H. Woolverton

(b)          Except as provided to the contrary herein, this Agreement may not be amended or modified in any manner except by a written agreement executed by both parties with the formality of this Agreement.

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(c)          This Agreement shall be governed by Wisconsin law, excluding the laws on conflicts of laws. To the extent that the applicable laws of the State of Wisconsin, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the Commission thereunder. Any provision of this Agreement which is determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

(d)          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original agreement but such counterparts shall together constitute but one and the same instrument. The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

(e)          The services of Transfer Agent hereunder are not deemed exclusive. Transfer Agent may render transfer agency and dividend disbursement services and any other services to others, including other investment companies.

(f)          The captions in the Agreement are included for convenience of reference only, and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(g)          This Agreement is executed by the Trust with respect to each of the Funds and the obligations hereunder are not binding upon any of the trustees, officers or Shareholders individually but are binding only upon the Fund to which such obligations pertain and the assets and property of such Fund. All obligations of the Trust under this Agreement shall apply only on a Fund-by-Fund basis, and the assets of one Fund shall not be liable for the obligations of another Fund.

(h)          This Agreement and the Schedules incorporated hereto constitute the full and complete understanding and agreement of Transfer Agent and the Trust and supersedes all prior negotiations, understandings and agreements with respect to transfer agency and dividend disbursement services.

(i)          Except as specifically provided herein, this Agreement does not in any way affect any other agreements entered into among the parties hereto and any actions taken or omitted by any party hereunder shall not affect any rights or obligations of any other party hereunder.

(j)          Transfer Agent shall retain all right, title and interest in any and all computer programs, screen formats, report formats, procedures, data bases, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, trade secrets, trademarks and other related legal rights provided, developed or utilized by Transfer Agent in connection with the Services provided by Transfer Agent to the Trust hereunder.

(k)         This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns. This Agreement shall not be assignable by either party without the written consent of the other party, provided, however, that Transfer Agent may assign all its right, title and interest in this Agreement to an affiliate, parent or subsidiary, or to the purchaser of substantially all of its business upon written notice to the Trust (the “Assignment Notice”) unless the Trust provides written notice to Transfer Agent objecting to such assignment within thirty (30) days of receipt of the Assignment Notice in which case the Trust and Transfer Agent shall negotiate in good faith the continued provision of the Services by either the Transfer Agent or assignee until such time as the Trust converts to a successor transfer agent.

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(l) The person signing below represents and warrants that he/she is duly authorized to execute this Agreement on behalf of the Trust.

[Signature page to follow.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer as of the day, month and year first above written.

GOTTEX TRUST
(the “Trust”)

By:	/s/ William J. Landes

Title: President

Date: November 18, 2013

UMB FUND SERVICES, INC.
(“Transfer Agent”)

By:	/s/ John P. Zader
John P. Zader
Chief Executive Officer

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Schedule A

to the

Transfer Agency Agreement

by and between

Gottex Trust

and

UMB Fund Services, Inc.

NAMES OF FUNDS

Gottex Endowment Strategy Fund

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Schedule B

to the

Transfer Agency Agreement

by and between

Gottex Trust

and

UMB Fund Services, Inc.

SERVICES

In addition to, or in connection with, the Services set forth in Section 2 of the Agreement and subject to the direction of, and utilizing information provided by, the Trust, Investment Adviser, and the Trust’s agents, Transfer Agent will provide the following Services:

▪	Set up and maintain Shareholder accounts and records, including IRAs and other retirement accounts

▪	Follow-up with prospects who return incomplete applications

▪	Store account documents electronically

▪	Receive and respond to Shareholder account inquiries by telephone or mail, or by e-mail if the response does not require the reference to specific Shareholder account information

▪	Process purchase and redemption orders, transfers, and exchanges, including automatic purchases and redemptions via postal mail, telephone and personal delivery, provided payment for shares is in the form of a check, wire transfer or requested ACH, or such other means as the parties shall mutually agree

▪	Process dividend payments by check, wire or ACH, or reinvest dividends

▪	Issue daily transaction confirmations and monthly or quarterly statements

▪	Issue comprehensive clerical confirmation statements for maintenance transactions

▪	Provide cost basis statements

▪	Provide information for the mailing of Prospectuses, annual and semi-annual reports, and other Shareholder communications to existing shareholders

▪	File IRS Forms 1099, 5498, 1042, 1042-S and 945 with shareholders and/or the IRS

▪	Handle load and multi-class processing, including rights of accumulation and purchases by letters of intent

▪	Calculate 12b-1 plan fees and payments under shareholder servicing plans

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▪	Provide standards to structure forms and applications for efficient processing

▪	Follow up on IRAs, soliciting beneficiary and other information and sending required minimum distribution reminder letters

▪	Provide basic report access for up to four (4) people

▪	Assist the Trust in complying with SEC Regulation S-ID adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Red Flags Rule”) by monitoring/handling shareholder accounts in accordance with the Trust’s identity theft prevention program and reporting any possible instances of identity theft to the Trust

▪	Conduct periodic postal clean-up

Optional Services

The Funds may contract with Transfer Agent to provide one or more of the following optional services for additional fees.

▪	Transfer Agent’s Internet services, including Adviser Services, RIA/Broker Services, Shareholder Services, NAV Services, Vision, Adviser Central and email services

▪	VRU services (per fund group)

▪	Shareholder “welcome” packages with initial confirmation

▪	Access to Transfer Agent’s Tax and Retirement Group to answer questions and coordinate retirement plan options

▪	Arrange to make available money market funds for short-term investment or exchanges

▪	Dedicated service representatives

▪	Weekend and holiday shareholder services

▪	Customized reorder form tracking

▪	Give dealers access through NSCC’s Fund/SERV and Networking

▪	Customized forms, applications and statements

▪	Training on regulatory developments

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Schedule C

to the

Transfer Agency Agreement

by and between

Gottex Trust

and

UMB Fund Services, Inc.

FEES

27

Schedule D

to the

Transfer Agency Agreement

by and between

Gottex Trust

and

UMB Fund Services, Inc.

RECORDS MAINTAINED BY TRANSFER AGENT

▪	Account applications

▪	Checks including check registers, reconciliation records, any adjustment records and tax withholding documentation

▪	Indemnity bonds for replacement of lost or missing checks

▪	Liquidation, redemption, withdrawal and transfer requests including signature guarantees and any supporting documentation

▪	Shareholder correspondence

▪	Shareholder transaction records

▪	Share transaction history of the Funds

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Exhibit (h)(2)

ADMINISTRATION AND FUND ACCOUNTING AGREEMENT

THIS ADMINISTRATION AND FUND ACCOUNTING AGREEMENT (the “Agreement”) is made as of this 13th day of November, 2013, by and between Gottex Trust, a Delaware Statutory Trust (the “Trust”), and UMB Fund Services, Inc., a Wisconsin corporation, its successors and assigns (the “Administrator”).

WHEREAS, the Trust is an open-end investment company registered under the 1940 Act (as defined below) and is authorized to issue Shares; and

WHEREAS, the Trust and the Administrator desire to enter into an agreement pursuant to which the Administrator shall provide Services (as defined below) to the Trust.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.            Definitions In addition to any terms defined in the body of this Agreement, the following capitalized terms shall have the meanings set forth hereinafter whenever they appear in this Agreement:

“1933 Act” shall mean the Securities Act of 1933, as amended.

“1940 Act” shall mean the Investment Company Act of 1940, as amended.

“Authorized Person” shall mean any individual who is authorized to provide Administrator with Instructions and requests on behalf of the Trust. Any officer of the Trust shall be considered an Authorized Person (unless such authority is limited in a writing from the Trust and received by Administrator) and has the authority to appoint additional Authorized Persons, to limit or revoke the authority of any previously designated Authorized Person, and to certify to Administrator the names of the Authorized Persons from time to time.

“Board” shall mean the Board of Trustees of the Trust.

“By-Laws” shall mean the Trust’s By-Laws, including any amendments made thereto.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Declaration of Trust” shall mean the Declaration of Trust or other similar operational document of the Trust, as the case may be, as the same may be amended from time to time.

“Fund” shall mean each separate series of Shares offered by the Trust representing interests in a separate portfolio of securities and other assets for which the Trust has appointed Administrator to provide Services under this Agreement as designated on Schedule A hereto as such Schedule may be amended from time to time. Each investment portfolio shall be referred to as a “Fund” and such investment portfolios shall collectively be referred to as the “Funds.”

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“Investment Adviser” shall mean the investment adviser or investment advisers to the Funds and includes all sub-advisers or persons performing similar services.

“Instructions” shall mean an oral communication from an Authorized Person or a written communication signed by an Authorized Person and actually received by Administrator. Instructions shall include manually executed originals, telefacsimile transmissions of manually executed originals or electronic communications.

“Prospectus” shall mean the current prospectus and statement of additional information with respect to a Fund (including any applicable amendments and supplements thereto) actually received by Administrator from the Trust with respect to which the Trust has indicated a Registration Statement has become effective under the 1933 Act and the 1940 Act.

“Registration Statement” shall mean any registration statement on Form N-1A at any time now or hereafter filed with the Commission with respect to any of the Shares and any amendments and supplements thereto which at any time shall have been or will be filed with the Commission.

“Services” shall mean the administration and fund accounting services described on Schedule B hereto and such additional services as may be agreed to by the parties from time to time and set forth in an amendment to Schedule B.

“Shares” shall mean such shares of beneficial interest, or class thereof, of each respective Fund as may be issued from time to time.

“Shareholder” shall mean a record owner of Shares of each respective Fund.

2.	Appointment and Services

(a)      The Trust hereby appoints Administrator as administrator and fund accountant of the Funds and hereby authorizes Administrator to provide Services during the term of this Agreement and on the terms set forth herein. Subject to the direction and control of the Board and its delegates and utilizing information provided by the Trust and its agents and service providers, Administrator will provide the Services in accordance with the terms of this Agreement. Notwithstanding anything herein to the contrary, Administrator shall not be required to provide any Services or information that it believes, in its sole discretion, to represent dishonest, unethical or illegal activity. In no event shall Administrator provide any investment advice or recommendations to any party in connection with its Services hereunder.

(b)          Administrator may from time to time, in its discretion, appoint one or more other parties to carry out some or all of its responsibilities under this Agreement, provided that Administrator shall remain responsible to the Trust for all such delegated responsibilities in accordance with the terms and conditions of this Agreement, in the same manner and to the same extent as if Administrator were itself providing such Services and shall notify the Trust of such appointment.

(c)           Administrator’s duties shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against Administrator hereunder. The Services do not include correcting, verifying or addressing any prior actions or inactions of the Trust, any Fund or by any other current or prior agent or service provider. To the extent Administrator agrees to take such actions, those actions taken shall be deemed part of the Services.

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(d)          It is understood that in determining security valuations, Administrator employs one or more pricing services, as directed by the Trust, to determine valuations of portfolio securities for purposes of calculating net asset values of the Funds. The Trust shall identify to Administrator the pricing service(s) to be utilized. The Administrator shall price the securities and other holdings of the Funds for which market quotations or prices are available by the use of such pricing service(s).

For those securities where prices are not provided by the pricing service(s) utilized by Administrator, the Trust shall adopt procedures for determining in good faith the fair value of the securities. The Investment Adviser shall deliver to Administrator the valuations determined in accordance with such procedures for use in its calculation of net asset values. The Administrator shall not be liable for such security valuations provided pursuant to the preceding sentence.

(e)          Subject to the terms of Section 8, and where applicable, the Administrator further agrees to preserve for the periods prescribed by Rule 31a-2 under the 1940 Act the records described in Schedule B which are maintained by Administrator for the Trust. To the extent required by Rule 31a-3 under the 1940 Act, Administrator hereby agrees that all records which it maintains for the Trust hereunder are the property of the Trust and further agrees to surrender promptly to the Trust any of such records upon the Trust’s request.

(f)          Any resolution passed by the Board that affects accounting practices and procedures under this Agreement shall be effective upon written receipt of notice and acceptance by Administrator.

(g)          Except as provided in Section 9 of this Agreement, nothing in this Agreement shall be deemed to appoint Administrator and its officers, directors and employees as the Trust’s attorney, form an attorney-client relationship or require the provision of legal advice. The Trust acknowledges that Administrator’s in-house attorneys exclusively represent Administrator and the Trust’s legal counsel will provide independent judgment on the Trust’s behalf. Because no attorney-client relationship exists between Administrator’s in-house attorneys and the Trust, any information provided to the Administrator’s in-house attorneys may not be privileged and may be subject to compulsory disclosure under certain circumstances, notwithstanding the provisions of Section 5. Administrator represents that it will maintain the confidentiality of information disclosed to its in-house attorneys on a best efforts basis.

(h)          Upon request, the Administrator shall provide information or reports to the Trust or the Trust’s Chief Compliance Officer, as reasonably necessary for the Trust or the Trust’s Chief Compliance Officer to comply with Rule 38a-1 under the 1940 Act.

3.	Representations and Deliveries

(a)          The Trust shall deliver or cause the following documents to be delivered to Administrator:

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(i)          A copy of the Declaration of Trust and By-laws and all amendments thereto, certified by the Secretary of the Trust;

(ii)         Copies of the Trust’s Registration Statement, as of the date of this Agreement, together with any applications filed in connection therewith;

(iii)        All other documents, records and information that Administrator may reasonably request in order for Administrator to perform the Services hereunder.

(b)	The Trust represents and warrants to Administrator that:

(i)          It is a statutory trust duly organized and existing under the laws of the State of Delaware; it is empowered under applicable laws and by its Declaration of Trust and By-laws to enter into and perform this Agreement; and all requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

(ii)         It is duly registered as an open-end investment company under the 1940 Act.

(iii)        A Registration Statement under the 1933 Act will be effective before the Fund will issue Shares (other than Shares issued in exchange for nominal seed capital, and will remain effective during such period as the Fund is offering Shares for sale. Additionally, appropriate state securities laws filings will be made before Shares are issued and such filings will continue to be made, with respect to Shares of the Funds being offered for sale.

(iv)        It will conduct its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained or will timely obtain all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule regulation, order or judgment binding on it and no provision of its Declaration of Trust, By-laws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

(c)          The Trust shall cause the Trust’s officers, trustees, Investment Adviser, legal counsel, independent accountants, transfer agent, custodian, distributor and other service providers and agents, past or present, to cooperate with Administrator and to provide Administrator with such information, documents and communications relating to the Funds and the Trust as reasonably necessary and/or appropriate or as reasonably requested by Administrator, in order to enable Administrator to perform the Services. In connection with the performance of the Services, Administrator shall (without investigation or verification) be entitled and is hereby instructed to, rely upon any and all Instructions, communications, information or documents provided to Administrator by a representative of the Funds or by any of the aforementioned persons. Administrator shall be entitled to rely on any document that it reasonably believes to be genuine and to have been signed or presented by the proper party. Fees charged by such persons shall be an expense of the Trust. Administrator shall not be held to have notice of any change of authority of any trustee, officer, agent, representative or employee of the Trust, Investment Adviser or service provider until receipt of written notice thereof from the Trust.

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(d)          The Board and the Investment Adviser have and retain primary responsibility for all compliance matters relating to the Trust and the Funds including but not limited to compliance with the 1940 Act, the Internal Revenue Code of 1986, as amended, the USA PATRIOT Act of 2001, the Sarbanes-Oxley Act of 2002 and the policies and limitations of each Fund relating to the portfolio investments as set forth in the Prospectus. Administrator’s monitoring and other functions hereunder shall not relieve the Board and the Investment Adviser of their primary day-to-day responsibility for assuring such compliance. Notwithstanding the foregoing, the Administrator will be responsible for its own compliance with such statutes insofar as such statutes are applicable to the Services it has agreed to provide hereunder, and will promptly notify the Trust if it becomes aware of any material non-compliance which relates to the Trust.  The Administrator shall provide the Trust with quarterly and annual certifications (on a calendar basis) with respect to the design and operational effectiveness of its compliance and procedures.

(e)          The Trust or its delegate will notify Administrator of any discrepancy between Administrator and the Trust, including, but not limited to, failing to account for a security position in a Fund’s portfolio, upon the later to occur of: (i) three (3) business days after receipt of any reports rendered by Administrator to the Trust; (ii) three (3) business days after discovery of any error or omission not covered in the balancing or control procedure; or (iii) three (3) business days after receiving notice from any Shareholder regarding any such discrepancy.

(f)          The Trust agrees that it shall advise Administrator in writing at least thirty (30) days prior to affecting any change in any Prospectus which would increase or alter the duties and obligations of Administrator hereunder, and shall proceed with such change only if it shall have received the written consent of Administrator thereto.

(g)          Administrator represents and warrants to the Trust that:

(i)          It is a corporation duly organized and existing under the laws of the State of Wisconsin; it is empowered under applicable law and by its Articles of Incorporation and By-Laws to enter into and perform this Agreement; and all requisite proceedings have been taken to authorize it to enter into and perform this Agreement.

(ii)          It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule regulation, order or judgment binding on it and no provision of its operating documents or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

(iii)        Administrator will provide office space, facilities, equipment and personnel sufficient to carry out the Services and shall maintain a disaster recovery and business continuity plan and adequate and reliable computer and other equipment necessary and appropriate to carry out its obligations under this Agreement. Upon the Trust’s reasonable request, Administrator shall provide supplemental information concerning the aspects of its disaster recovery and business continuity plan that are relevant to the Services.

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(iv)         Administrator shall exercise reasonable care and shall act in good faith in the performance of the Services.

4.	Fees and Expenses

(a)           As compensation for the performance of the Services, the Trust agrees to pay Administrator the fees set forth on Schedule C hereto. Fees shall be adjusted in accordance with Schedule C or as otherwise agreed to by the parties from time to time. Fees shall be earned and paid monthly based on annual average net assets in an amount equal to at least 1/12th of the applicable annual fee. Basis point fees and minimum annual fees apply separately to each Fund, and average net assets are not aggregated in calculating the applicable basis point fee per Fund or the applicable minimum. The parties may amend this Agreement to include fees for any additional services requested by the Trust, enhancements to current Services, or to add Funds. In addition, to the extent that Administrator corrects, verifies or addresses any prior actions or inactions by any Fund or by any prior service provider, Administrator shall be entitled to additional fees as provided in Schedule C. In the event of any disagreement between this Agreement and Schedule C, the terms of Schedule C shall control.

(b)          For the purpose of determining fees payable to Administrator, net asset value shall be computed in accordance with the Prospectus and resolutions of the Board. The fee for the period from the day of the month this Agreement is entered into until the end of that month shall be pro-rated according to the proportion that such period bears to the full monthly period. Upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be pro-rated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement. Should this Agreement be terminated or the Trust or any Fund be liquidated, merged with or acquired by another fund or investment company, any accrued fees shall be immediately payable.

(c)          Administrator will bear all expenses incurred by it in connection with its performance of Services, except as otherwise provided herein. Administrator shall not be required to pay or finance any costs and expenses incurred in the operation of the Funds, including, but not limited to: taxes; interest; brokerage fees and commissions; salaries, fees and expenses of officers and trustees; Commission fees and state Blue Sky fees; advisory fees; charges of custodians, transfer agents, dividend disbursing and accounting services agents and other service providers; security pricing services; insurance premiums; outside auditing and legal expenses; costs of organization and maintenance of corporate existence; taxes and fees payable to federal, state and other governmental agencies; preparation, typesetting, printing, proofing and mailing of Prospectuses, statements of additional information, supplements, notices, forms and applications and proxy materials for regulatory purposes and for distribution to current Shareholders; preparation, typesetting, printing, proofing and mailing and other costs of Shareholder reports; expenses in connection with the electronic transmission of documents and information including electronic filings with the Commission and the states; research and statistical data services; expenses incidental to holding meetings of the Fund’s Shareholders and Trustees; fees and expenses associated with internet, e-mail and other related activities with respect to the Trust; and extraordinary expenses. Expenses incurred for distribution of Shares, including the typesetting, printing, proofing and mailing of Prospectuses for persons who are not Shareholders, will be borne by the Investment Adviser, except for such expenses permitted to be paid under a distribution plan adopted in accordance with applicable laws. Administrator shall not be required to pay any Blue Sky fees unless and until it has received the amount of such fees from the Trust.

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(d)          The Trust also agrees to promptly reimburse Administrator for all out-of-pocket expenses or disbursements incurred by Administrator in connection with the performance of Services under this Agreement upon receipt of evidence of the amount of such expenses or disbursements actually incurred. Out-of-pocket expenses shall include, but not be limited to, those items specified on Schedule C hereto. If requested by Administrator, and if the amount of such expenses or disbursements are reasonably acceptable to the Trust, out-of-pocket expenses may be payable in advance. Payment of postage expenses, if prepayment is requested, is due at least seven (7) days prior to the anticipated mail date. In the event Administrator requests advance payment, Administrator shall not be obligated to incur such expenses or perform the related Service(s) until payment is received.

(e)          The Trust agrees to pay all amounts due hereunder within thirty (30) days of receipt of each invoice (the “Due Date”). Except as provided in Schedule C, Administrator shall bill Service fees monthly, and out-of-pocket expenses as incurred (unless prepayment is requested by Administrator). Administrator may, at its option, arrange to have various service providers submit invoices directly to the Trust for payment of reimbursable out-of-pocket expenses.

(f)          The Trust is aware that its failure to remit to Administrator all amounts due on or before the Due Date will cause Administrator to incur costs not contemplated by this Agreement, including, but not limited to carrying, processing and accounting charges. Accordingly, in the event that Administrator does not receive any amounts due hereunder by the Due Date, the Trust agrees to pay a late charge on the overdue amount equal to one and one-half percent (1.5%) per month or the maximum amount permitted by law, whichever is less. In addition, the Trust shall pay Administrator’s reasonable attorney’s fees and court costs if any amounts due Administrator in the event that an attorney is engaged to assist in the collection of amounts due. The parties hereby agree that such late charge represents a fair and reasonable computation of the costs incurred by reason of the Trust’s late payment. Acceptance of such late charge shall in no event constitute a waiver by Administrator of the Trust’s default or prevent Administrator from exercising any other rights and remedies available to it.

(g)          In the event that any charges are disputed, the Trust shall, on or before the Due Date, pay all undisputed amounts due hereunder and notify the Administrator in writing of any disputed charges for out-of-pocket expenses which it is disputing in good faith. Payment for such disputed charges shall be due on or before the close of the fifth (5th) business day after the day on which Administrator provides documentation which an objective observer would agree reasonably supports any disputed charges (the “Revised Due Date”). Late charges shall not begin to accrue as to charges disputed in good faith until the first day after the Revised Due Date.

(h)          The Trust acknowledges that the fees charged by Administrator under this Agreement reflect the allocation of risk between the parties, including the exclusion of remedies and limitations of liability in Section 6. Modifying the allocation of risk from what is stated herein would affect the fees that Administrator charges. Accordingly, in consideration of those fees, the Trust agrees to the stated allocation of risk.

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5.	Confidential Information

Administrator agrees on behalf of itself and its employees to treat confidentially and as proprietary information of the Trust all records and other information relative to the Funds’ portfolio holdings, not to use such information other than in the performance of its responsibilities and duties hereunder, and not to disclose such information except: (i) when requested to divulge such information by duly-constituted authorities or court process; (ii) to an affiliate, as defined by Section 248.3(a) of Regulation S-P; or, (iii) pursuant to any other exception permitted by Sections 248.14 and 248.15 of Regulation S-P in the ordinary course of business to carry out the activities covered by the exception under which Administrator received the information. In case of any requests or demands for inspection of the records of the Funds, Administrator will endeavor to notify the Trust promptly and to secure instructions from a representative of the Trust as to such inspection. Records and information which have become known to the public through no wrongful act of Administrator or any of its employees, agents or representatives, and information which was already in the possession of Administrator prior to receipt thereof, shall not be subject to this section. Any party appointed pursuant to Section 2(b) above shall be required to observe the confidentiality obligations contained herein. The obligations of the parties under Section 5 shall indefinitely survive the termination of this Agreement.

6.	Limitation of Liability

(a)          Administrator shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust or the Funds in connection with the matters to which this Agreement relates, except for a loss resulting from Administrator’s willful misfeasance, bad faith or negligence in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement or from Administrator’s breach of the terms of this Agreement. Furthermore, Administrator shall not be liable for: (i) any action taken or omitted to be taken in accordance with or in reliance upon Instructions, communications, data, documents or information (without investigation or verification) received by the Administrator from an officer or representative of the Trust, or from any Authorized Person; (ii) any action taken or omission by a Fund, the Trust, Investment Adviser, any Authorized Person or any past or current service provider; or, (iii) its reliance on the security valuations without investigation or verification provided by pricing service(s), the Investment Adviser or representatives of the Trust.

(b)          Notwithstanding anything herein to the contrary, Administrator will be excused from its obligation to perform any Service or obligation required of it hereunder for the duration that such performance is prevented by events beyond its reasonable control and shall not be liable for any default, damage, loss of data or documents, errors, delay or any other loss whatsoever caused thereby. Administrator will, however, take all reasonable steps to minimize service interruptions for any period that such interruption continues beyond its reasonable control.

(c)          In no event and under no circumstances shall either party or its indemnitees be liable to anyone, including, without limitation, the other party, under any theory of tort, contract, strict liability or other legal or equitable theory for lost profits, exemplary, punitive, special, indirect or consequential damages for any act or failure to act under any provision of this Agreement regardless of whether such damages were foreseeable and even if advised of the possibility thereof.

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(d)          The obligations of the parties under Section 6 shall indefinitely survive the termination of this Agreement.

7.	Indemnification

(a)          The Trust agrees to indemnify and hold harmless Administrator, its employees, agents, officers, directors, shareholders, affiliates and nominees (collectively, the “Administrator Indemnified Parties”) from and against any and all claims, demands, actions and suits, and from and against any and all judgments, liabilities, losses, damages, costs, charges, fees, penalties, reasonable counsel fees and other expenses of every nature and character (“Losses”) which may be asserted against or incurred by any Administrator Indemnified Party or for which any Administrator Indemnified Party may be held liable (a “Claim”), arising out of or in any way relating to:

(i)          any action or omission of Administrator except to the extent a Claim resulted from Administrator’s willful misfeasance, bad faith, or negligence in the performance of Services hereunder, from reckless disregard by the Administrator of its obligations and duties under this Agreement or from Administrator’s breach of the terms of this Agreement;

(ii)         Administrator’s reasonable reliance on, implementation of or use of, Instructions, communications, data, documents or information (without investigation or verification) received by Administrator from an officer or representative of the Trust, or from any Authorized Person;

(iii)        any action taken, or omission by, a Fund, the Trust, Investment Adviser, any Authorized Person or any past or current service provider (not including Administrator);

(iv)        the Trust’s refusal or failure to comply with the terms of this Agreement, or any Claim that arises out of the Trust’s gross negligence or misconduct or breach of any representation or warranty of the Trust made herein; and

(v)          its reliance on the security valuations without investigation or verification provided by pricing service(s), the Investment Adviser or Authorized Persons.

(b)          Promptly after receipt by Administrator of notice of the commencement of an investigation, action, claim or proceeding, Administrator shall, if a claim for indemnification in respect thereof is made under this section, notify the Trust in writing of the commencement thereof, although the failure to do so shall not prevent recovery by Administrator or any Administrator Indemnified Party, except to the extent the Trust is prejudiced by such failure to give notice. The Trust shall be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce any such Loss, but if the Trust elects to assume the defense, such defense shall be conducted by counsel chosen by the Trust and approved by Administrator, which approval shall not be unreasonably withheld. In the event the Trust elects to assume the defense of any such suit and retain such counsel and notifies Administrator of such election, the indemnified defendant or defendants in such suit shall bear the fees and expenses of any additional counsel retained by them subsequent to the receipt of the Trust’s election. If the Trust does not elect to assume the defense of any such suit, or in case Administrator does not, in the exercise of reasonable judgment, approve of counsel chosen by the Trust, or in case there is a conflict of interest between the Trust and Administrator or any Administrator Indemnified Party, the Trust will reimburse the Administrator Indemnified Party or Parties named as defendant or defendants in such suit, for the fees and expenses of any counsel retained by Administrator and them. The Trust’s indemnification agreement contained in this Section 7 and the Trust’s representations and warranties in this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of Administrator and each Administrator Indemnified Party, and shall survive the delivery of any Shares and the termination of this Agreement. This agreement of indemnity will inure exclusively to Administrator’s benefit, to the benefit of each Administrator Indemnified Party and their estates and successors. The Trust agrees to promptly notify Administrator of the commencement of any litigation or proceedings against the Trust or any of its officers or directors in connection with the issue and sale of any of the Shares.

9

(c)          Administrator agrees to indemnify and hold harmless the Trust, its employees, agents, officers, trustees, shareholders, affiliates and nominees (collectively, “Trust Indemnified Parties”) from and against any and all Losses which may be asserted against or incurred by any Trust Indemnified Party or for which any Trust Indemnified Party may be held liable (a “Trust Claim”), arising out of or in any way relating to Administrator’s refusal or failure to comply with the terms of this Agreement, or any Trust Claim that arises out of Administrator’s willful misfeasance, bad faith or negligence in the performance of Services hereunder, from reckless disregard by the Administrator of its obligations and duties under this Agreement or from Administrator’s breach of any representation or warranty of Administrator made herein;

(d)          Promptly after receipt by the Trust of notice of the commencement of an investigation, action, claim or proceeding, the Trust shall, if a claim for indemnification in respect thereof is made under this section, notify Administrator in writing of the commencement thereof, although the failure to do so shall not prevent recovery by the Trust or any Trust Indemnified Party, except to the extent the Administrator is prejudiced by such failure to give notice. Administrator shall be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce any such Loss, but if Administrator elects to assume the defense, such defense shall be conducted by counsel chosen by Administrator and approved by the Trust, which approval shall not be unreasonably withheld. In the event Administrator elects to assume the defense of any such suit and retain such counsel and notifies the Trust of such election, the indemnified defendant or defendants in such suit shall bear the fees and expenses of any additional counsel retained by them subsequent to the receipt of Administrator’s election. If Administrator does not elect to assume the defense of any such suit, or in case the Trust does not, in the exercise of reasonable judgment, approve of counsel chosen by Administrator, or in case there is a conflict of interest between the Trust and Administrator or any Trust Indemnified Party, Administrator will reimburse the Trust Indemnified Party or Parties named as defendant or defendants in such suit, for the fees and expenses of any counsel retained by the Trust and them. Administrator’s indemnification agreement contained in this Section 7 and Administrator’s representations and warranties in this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of Administrator and each Trust Indemnified Party, and shall survive the delivery of any Shares and the termination of this Agreement. This agreement of indemnity will inure exclusively to the Trust’s benefit, to the benefit of each Trust Indemnified Party and their estates and successors. Administrator agrees to promptly notify the Trust of the commencement of any litigation or proceedings against the Trust or any of its officers or directors in connection with the issue and sale of any of the Shares.

10

(e)          The obligations of the parties under this Section 7 shall indefinitely survive the termination of this Agreement.

8.	Term

(a)          This Agreement shall become effective with respect to each Fund listed on Schedule A as of the date hereof and, with respect to each Fund not in existence on that date, on the date an amendment to Schedule A to this Agreement relating to that Fund is executed. This Agreement shall continue in effect with respect to each Fund for a two-year period beginning on the date of this Agreement (the “Initial Term”). Thereafter, if not terminated as provided herein, the Agreement shall continue automatically in effect as to each Fund for successive one-year periods (each a “Renewal Term”).

(b)          In the event this Agreement is terminated by the Trust prior to the end of the Initial Term or any subsequent Renewal Term, the Trust shall be obligated to pay Administrator the remaining balance of the fees payable to Administrator under this Agreement through the end of the Initial Term or Renewal Term, as applicable. Notwithstanding the foregoing, either party may terminate this Agreement at the end of the Initial Term or at the end of any successive Renewal Term (the “Termination Date”) by giving the other party a written notice not less than ninety (90) days’ prior to the end of the respective term. Notwithstanding anything herein to the contrary, upon the termination of the Agreement as provided herein or the liquidation, merger or acquisition of a Fund or the Trust, Administrator shall deliver the records of the Trust to the Trust or its successor service provider at the expense of the Trust in a mutually agreeable form that is consistent with Administrator’s applicable license agreements, and thereafter the Trust or its designee shall be solely responsible for preserving the records for the periods required by all applicable laws, rules and regulations. The Trust shall be responsible for all expenses associated with the movement (or duplication) of records and materials and conversion thereof to a successor service provider, including all reasonable trailing expenses incurred by Administrator, unless the Trust terminated the Agreement “For Cause,” as defined below, in which case the Administrator shall be responsible for such expenses. In addition, in the event of termination of this Agreement, or the proposed liquidation, merger or acquisition of the Trust or a Fund(s), and Administrator’s agreement to provide additional Services in connection therewith, Administrator shall provide such Services and be entitled to such compensation as the parties may mutually agree. Administrator shall not reduce the level of service provided to the Trust prior to termination following notice of termination by the Trust.

(c)          A party may immediately terminate the Agreement during the Initial Term or at any time thereafter “For Cause,” as defined below.

For purposes of this Agreement, “For Cause” shall mean:

(i)          a material breach of this Agreement that has not been remedied for 60 days following written notice by the non-breaching party or parties that identifies in reasonable detail the alleged failure of the other party or parties to perform, provided that if such default is capable of being cured, then the defaulting party or parties are entitled to such longer period as may reasonably be required to cure such default if the defaulting party or parties have commenced such cure and are diligently pursuing same, but such cure must be completed within 120 days in any event;

11

(ii)         a final, unappealable judicial, regulatory or administrative ruling or order in which the party or parties to be terminated have been found guilty of criminal or unethical behavior in the conduct of their business that directly relates to the subject matter of the Services; or

(iii)        when a party shall make a general assignment for the benefit of its creditors or any proceeding shall be instituted by or against such party to adjudicate it as bankrupt or insolvent, or to seek to liquidate, wind up, or reorganize such party, or protect or relieve such party’s debts under any law, or to seek the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for a substantial portion of its assets, which proceeding shall remain unstayed for sixty (60) days or such party has taken steps to authorize any of the above actions or has become unable to pay its debts as they mature.

9.	Power of Attorney

The Trust hereby grants to Administrator the limited power of attorney on behalf of the Funds to sign Blue Sky forms and related documents in connection with the performance of Services under this Agreement.

10.	Miscellaneous

(a)          Any notice required or permitted to be given by either party to the other under this Agreement shall be in writing and shall be deemed to have been given when received by the other party. Such notices shall be sent to the addresses listed below, or to such other location as either party may from time to time designate in writing:

If to Administrator:	UMB Fund Services, Inc.
803 West Michigan Street
Milwaukee, Wisconsin 53233
Attention: General Counsel

If to the Trust:	Gottex Trust
28 State Street, 40th Floor
Boston, Massachusetts 02109
Attention: William H. Woolverton

(b)          Except as provided to the contrary herein, this Agreement may not be amended or modified in any manner except by a written agreement executed by both parties with the formality of this Agreement.

(c)          This Agreement shall be governed by Wisconsin law, excluding the laws on conflicts of laws. To the extent that the applicable laws of the State of Wisconsin, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the Commission thereunder. Any provision of this Agreement which is determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

12

(d)          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original agreement but such counterparts shall together constitute but one and the same instrument. The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

(e)          The services of Administrator hereunder are not deemed to be exclusive. Administrator may render administration and fund accounting services and any other services to others, including other investment companies.

(f)          The captions in the Agreement are included for convenience of reference only, and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(g)          This Agreement is executed by the Trust with respect to each of the Funds and the obligations hereunder are not binding upon any of the trustees, officers or Shareholders individually but are binding only upon the Fund to which such obligations pertain and the assets and property of such Fund. All obligations of the Trust under this Agreement shall apply only on a Fund-by-Fund basis, and the assets of one Fund shall not be liable for the obligations of another Fund.

(h)          This Agreement and the Schedules incorporated herein constitute the full and complete understanding and agreement of Administrator and the Trust and supersedes all prior negotiations, understandings and agreements with respect to fund accounting and administration services.

(i)          Except as specifically provided herein, this Agreement does not in any way affect any other agreements entered into among the parties hereto and any actions taken or omitted by any party hereunder shall not affect any rights or obligations of any other party hereunder.

(j)          Administrator shall retain all right, title and interest in any and all computer programs, screen formats, report formats, procedures, data bases, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, trade secrets, trademarks and other related legal rights provided, developed or utilized by Administrator in connection with the Services provided by Administrator to the Trust hereunder.

(k)          This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns. This Agreement shall not be assignable by either party without the written consent of the other party, provided, however, that Administrator may assign all its right, title and interest in this Agreement to an affiliate, parent or subsidiary, or to the purchaser of substantially all of its business upon written notice to the Trust (the “Assignment Notice”) unless the Trust provides written notice to Administrator objecting to such assignment within thirty (30) days of receipt of the Assignment Notice in which case the Trust and Administrator shall negotiate in good faith the continued provision of the Services by either Administrator or the assignee until such time as the Trust converts to another provider of administration services of the type contemplated by this Agreement.

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(l)          The person signing below represents and warrants that he/she is duly authorized to execute this Agreement on behalf of the Trust.

[Signature page to follow.]

14

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer as of the day, month and year first above written.

GOTTEX TRUST
(the “Trust”)

By: /s/ William J. Landes

Title: President

Date: November 13, 2013

UMB FUND SERVICES, INC.
(“Administrator”)

By: /s/ John P. Zader
John P. Zader
Chief Executive Officer

15

Schedule A

to the

Administration and Fund Accounting Agreement

by and between

Gottex Trust

and

UMB Fund Services, Inc.

NAMES OF FUNDS

Gottex Endowment Strategy Fund

16

Schedule B

to the

Administration and Fund Accounting Agreement

by and between

Gottex Trust

and

UMB Fund Services, Inc.

SERVICES

Fund Accounting

General

Provide office space, facilities, equipment, and personnel to carry out the Services.

Fund Accounting

1.	Cash Processing:

a.	Provide the Investment Adviser, sub-adviser(s), and/or delegate with a daily report of cash and projected cash;

b.	Maintain cash and position reconciliations with custodian(s) and prime brokers.

2.	Investment Accounting and Securities Processing:

a.	Maintain daily portfolio records for each Fund, using security information provided by the Investment Adviser or sub-adviser(s);

b.	On a daily basis, process non-discretionary corporate action activity and notify the Investment Adviser of any discretionary corporate action activity and process such activity upon receipt of instructions from the Investment Adviser;

c.	On each day a net asset value is calculated, record the prices for every portfolio position using sources approved by the Board of Trustees;

d.	On each business day, record interest and dividend accruals, on a book basis, for the portfolio securities held in each Fund and calculate and record the gross earnings on investments for that day. Account for daily or periodic distributions of income to shareholders and maintain undistributed income balances each day;

e.	On each business day, determine gains and losses on portfolio securities sales on a book basis. Account for periodic distributions of gains to shareholders of each Fund and maintain undistributed gain or loss balance as of each day;

f.	Provide the Investment Adviser with standard daily/periodic portfolio reports for each Fund as mutually agreed upon.

3.	General Ledger Accounting and Reconciliation:

a.	On each business day, calculate the amount of expense accruals according to the methodology, rates or dollar amounts provided by the Investment Adviser or the Funds’ Administrator. Account for expenditures and maintain accrual balances at a level of accounting detail specified by the Investment Adviser;

17

b.	Account for purchases, sales, exchanges, transfers, reinvested distributions, and other activity related to the shares of each Fund as reported by the Funds’ Transfer Agent. Reconcile activity to the transfer agency records;

c.	Review outstanding trade, income, or reclaim receivable/payable balances with the appropriate party;

d.	Maintain and keep current all books and records of the Funds as required by Section 31 of the 1940 Act, and the rules thereunder, in connection with the Fund Accountant’s duties hereunder.

4.	Compute NAV in accordance with Fund procedures:

a.	Calculate the net asset value per share and other per-share amounts on the basis of shares outstanding reported by the Funds’ Transfer Agent.

b.	Issue daily reports detailing per share information of each Fund to such persons (including Transfer Agent, NASDAQ and other reporting agencies) as directed by the Investment Adviser.

Fund Administration

Duties and responsibilities of the Administrator

The Administrator shall perform the following duties on behalf of the Funds:

1.	General Fund Management:

a.	Provide appropriate personnel, office facilities, information technology, record keeping and other resources as necessary for the Administrator to perform its duties and responsibilities under this agreement;

b.	Act as liaison among all Fund service providers.

2.	Coordinate Board activities:

a.	Assist in establishing meeting agendas with the Investment Adviser, legal counsel and/or Board as requested by the Fund;

b.	Prepare Board reports based on financial and administrative data as requested by the Board. Coordinate the preparation, assembly, and mailing of board books in hard copy or electronic (PDF) format for quarterly Board meetings;

c.	Assist in securing and monitoring the directors and officers liability coverage and fidelity bond for the Funds;

d.	Attend Board meetings, either in person or telephonically, and prepare a first draft of the meeting minutes, as requested by the Board;

3.	Financial Reporting and Audits:

a.	Prepare quarterly, semi-annual and annual schedules and financial statements including schedule of investments and the related statements of operations, assets and liabilities, changes in net assets and cash flow (if required), and financial highlights to each financial statement;

18

b.	Draft footnotes to financial statements for approval by the Funds’ officers and independent accountants

c.	Provide facilities, information and personnel as necessary to accommodate annual audits with the Funds’ independent accountants or examinations by the SEC or other regulatory authorities

4.	Compliance:

a.	On a monthly basis, assist the Investment Adviser in monitoring compliance with (i) investment restrictions described in each Fund’s registration statement, (ii) SEC diversification requirements, as applicable, (iii) its status as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended, specifically asset diversification requirements, qualifying income requirements, and distribution requirements.

5.	Expenses:

a.	Prepare annual Fund-level and class-level budgets and update on a periodic basis;

b.	Coordinate the payment of expenses;

c.	Establish accruals and provide to the Funds’ Fund Accountant;

d.	Provide expense summary reporting as reasonably requested by the Fund.

6.	Filings:

a.	Assist in the preparation of Form N-1A filings and required updates, including:

i.	Preparation of expense table;

ii.	Provide performance information;

iii.	Preparation of shareholder expense transaction and annual fund operating expense examples; and

iv.	Provide Investment Advisor and trustee fee data.

b.	File Form N-PX based on information provided by the Investment Adviser or its delegate;

c.	Assist in compiling exhibits and disclosures for Form N-CSR and file when approved by the principal officers of the Funds;

d.	Compile data, prepare timely notices and file with the SEC pursuant to Rule 24f-2 and Form N-SAR;

e.	Prepare and file Form N-Q;

f.	File Rule 17g-1 fidelity bond filing when received from the Funds or broker.

g.	Assist the Fund in preparing and filing reports that need to be filed in XBRL format.

7.	Other:

a.	Calculate dividend and capital gain distributions, subject to review and approval by the Funds’ officers and independent accountants;

b.	Calculate standard performance, as defined by Rule 482 of the Investment Company Act of 1940, as requested by the Fund;

19

c.	Report performance and other portfolio information to outside reporting agencies as directed by the Investment Adviser;

d.	Prepare and file state securities qualification/notice compliance filings, with the advice of the Trust’s legal counsel, upon and in accordance with instructions from the Trust, which instructions will include the states to qualify in, the amount of Shares to initially and subsequently qualify and the warning threshold to be maintained; promptly prepare an amendment to a Fund’s notice permit to increase the offering amount as necessary;

e.	Provide periodic updates on recent accounting, tax and regulatory events affecting the Funds and/or Investment Adviser.

f.	Assist the Funds during SEC audits, including providing applicable documents from the SEC’s document request list;

g.	Maintain a regulatory compliance calendar listing various Board approval and SEC filing dates.

h.	Update annual amendments to the Funds’ registration statement

i.	Coordinate filing of Form 485a/485b and XBRL as agreed to with the Funds

Additional services available but not included in the above are (specific charges to be agreed to by the parties):

1.	For money market funds, prepare for review an initial draft of Form N-MFP based on information contained in the accounting records and such additional information that may be needed from the Investment Adviser or other service providers. Upon review and acceptance by the Investment Adviser, file the EDGARized form with the SEC by the established deadlines;

2.	Daily compliance testing and reporting;

3.	Electronic board book portal;

4.	FIN 48 documentation and review;

5.	Multi-manager reporting;

6.	Assist in completing fidelity bond and D&O/E&O insurance applications

7.	Other special projects as agreed to by the parties.

Tax Administration

General

Provide office space, facilities, equipment, and personnel to carry out the Services.

Tax Administration

1.	Prepare tax work schedules for both excise tax and income tax provision purposes, calculating dividend and capital gains distributions subject to review and approval by the Fund’s officers and their independent accountants.

2.	Review any complex corporate actions prepared by fund accounting for unique tax issues.

20

3.	Include the appropriate tax adjustment for wash sales, identified by third-party services, for inclusion in financial information, distributions and tax returns.

4.	Include the appropriate tax adjustments for Passive Foreign Investment Company (PFIC) holdings, identified by third-party services and/or provided by the Investment Adviser, in tax work schedules. Assist the Investment Adviser in determining either the marked-to-market or Qualified Electing Fund (QEF) election. If the QEF election is chosen, the Investment Adviser will work with the underlying PFIC to procure and provide the required QEF Statement to the Fund, as well as an estimate for the excise tax calculation and the distribution.

5.	Prepare for review by the Fund’s independent accountants the financial statement book/tax differences (e.g., capital accounts) and footnote disclosures.

6.	Assist the Funds in monitoring and maintaining documentation associated with ASC 740-10 (Financial Interpretation Number 48 Accounting for Uncertainty in Income Taxes).

7.	Assist the Fund’s independent accountants in the preparation and filing, for execution by the Fund’s officers, of all federal income and excise tax returns and the Trust’s state income tax returns (and such other required tax filings as may be agreed to by the parties) other than those required to be made by the Fund’s custodian or Transfer Agent, subject to review, approval and signature by the Fund’s officers and the Fund’s independent accountants.

8.	Prepare analysis in determining qualified dividend income amounts for notification to shareholders and prepare ICI Primary and Secondary Layouts for shareholder reporting.

9.	Prepare Forms 1099-MISC, Miscellaneous Income for board members and other required Fund vendors.

10.	If the Fund is considered to be a non-publicly offered RIC, calculate the affected RIC expenses to be allocated to each affect investor and assist the Transfer Agent with including the information in a statement to the shareholder.

21

Schedule C

to the

Administration and Fund Accounting Agreement

by and between

Gottex Trust

and

UMB Fund Services, Inc.

FEES

22

 Exhibit (i)

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

November [__], 2013

Gottex Trust

28 State Street, 40th Floor

Boston, MA 02109

Re:	Gottex Trust

Registration Statement on Form N-1A

Ladies and Gentlemen:

We have acted as counsel to Gottex Trust, a statutory trust organized under the laws of the State of Delaware (the “Trust”), in connection with the filing by the Trust of the Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Registration Statement”), relating to, among other matters, the registration of an unlimited number of Class A shares and Class I shares of beneficial interest, par value $0.001 per share (the “Shares”), of the Gottex Endowment Strategy Fund (the “Fund”).

In connection with giving this opinion, we have examined copies of: the Trust’s Certificate of Trust, as filed with the Secretary of State of Delaware on September 10, 2013; the Trust’s Agreement and Declaration of Trust (the “Trust Agreement”) dated September 5, 2013; Bylaws of the Trust (the “Bylaws”) dated September 5, 2013; resolutions of the Board of Trustees of the Trust adopted on November 13, 2013 relating to the issuance and sale of the Shares (the “Resolutions”); a Certificate of Good Standing dated [_______] from the Secretary of State of Delaware; and originals or copies, certified or otherwise identified to our satisfaction, of such other documents and records as we have deemed necessary or advisable for purposes of this opinion. As to various questions of fact material to our opinion, we have relied upon information provided by officers of the Trust.

We have assumed the following for purposes of this opinion:

a)	The Trust will remain a valid and existing statutory trust under the laws of the State of Delaware.
b)	The provisions of the Trust Agreement and the Bylaws relating to the issuance of the Shares will not be modified or eliminated.

c)	The Resolutions will not be modified or withdrawn and will be in full force and effect on the date of each issuance of the Shares.
d)	The Shares will be issued in accordance with the Trust Agreement, the Bylaws and the Resolutions.
e)	The registration of an indefinite number of the Shares will remain effective.
f)	Each of the Shares will be sold for the consideration described in the then current summary prospectus (if any), statutory prospectus and statement of additional information of the Fund and the consideration received by the Trust will in each event be at least equal to the net asset value per share of such Shares.

Both the Delaware Statutory Trust Act, as amended, and the Trust Agreement provide that shareholders of the Trust shall be entitled to the same limitation on personal liability as is extended under the Delaware General Corporation Law, as amended, to stockholders of private corporations for profit. There is a remote possibility, however, that, under certain circumstances, shareholders of a Delaware statutory trust may be held personally liable for that trust’s obligations to the extent that the courts of another state that does not recognize such limited liability were to apply the laws of such state to a controversy involving such obligations. The Trust Agreement also provides for indemnification out of property of the Fund for all loss and expense of any shareholder held personally liable for the obligations of the Fund. Therefore, the risk of any shareholder incurring financial loss beyond his investment due to shareholder liability is limited to circumstances in which the Fund is unable to meet its obligations and the express limitation of shareholder liabilities is determined by a court of competent jurisdiction not to be effective.

Based on and subject to the foregoing, we are of the opinion that the Shares have been duly authorized and, when sold, issued and paid for as described in the Registration Statement, will be validly issued, fully paid and nonassessable.

We express no opinion concerning the laws of any jurisdiction other than the federal law of the United States of America and the laws of the State of Delaware applicable to trusts formed under the Delaware Statutory Trust Act, as amended, excluding securities or “blue sky” laws of the State of Delaware.

We consent to the filing of this opinion with the U.S. Securities and Exchange Commission as an exhibit to the Registration Statement and to the use of our name and to the reference to our firm under the caption “Other Service Providers—Fund Counsel” in the statement of additional information for the Fund, which is included in the Registration Statement.

Very truly yours,

STRADLEY RONON STEVENS & YOUNG, LLP

By:
Matthew R. DiClemente, a Partner

 Exhibit (m)(1)

GOTTEX TRUST

CLASS A SHARES

DISTRIBUTION AND SERVICE PLAN

WHEREAS, Gottex Trust (the “Trust”) is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as an open-end management investment company; and

WHEREAS, shares of beneficial interest of the Trust are currently divided into the separate series (each a “Fund”) listed on the attached Appendix A, as may be amended from time to time; and

WHEREAS, the Trust, on behalf of each Fund, desires to arrange for the provision of certain sales and marketing services related to the Fund’s Class A Shares under the terms and conditions described herein;

NOW, THEREFORE, the Trust hereby adopts this Distribution and Service (Rule 12b-1) Plan (the “Plan”) on behalf of the Class A Shares of each Fund in accordance with Rule 12b-1 under the 1940 Act, subject to the following terms and conditions:

1.          Each Fund shall pay to Foreside Fund Services, LLC (the “Distributor”), Gottex Fund Management Ltd. (“Gottex”), or their affiliates a fee in an amount, or at a rate, not to exceed 0.25% on an annual basis of the average daily net asset value of the Class A Shares of the Fund (the “Fee”). Such Fee shall be calculated daily and paid monthly or at such other intervals as the Board of Trustees (the “Board”) of the Trust shall determine.

2.          The Distributor and Gottex shall use the Fee paid to them pursuant to Paragraph 1 hereof for marketing activities (“Marketing Services”), which may be used, among other things, for the preparation and distribution of advertisements, sales literature and prospectuses and reports used for sales purposes, as well as compensation related to sales and marketing personnel and payments to dealers and others for marketing related services. The Fee may also be used to compensate dealers and others that have entered into an agreement with the Distributor or Gottex for Marketing Services that include attracting shareholders to a Fund’s Class A.

3.          The Fee described in Paragraph 1 may also be used to pay authorized persons (the “Authorized Service Providers”) who enter into agreements with the Distributor or Gottex to provide services to Class A shareholders of a Fund. For purposes of the Plan, “service activities” shall include, among other things, any personal services or account maintenance services, which may include but are not limited to: assisting beneficial shareholders with purchase, exchange and redemption requests; activities in connection with the provision of personal, continuing services to investors in each Fund; receiving, aggregating and processing purchase and redemption orders; providing and maintaining retirement plan records; communicating periodically with shareholders and answering questions and handling correspondence from shareholders about their accounts; acting as the sole shareholder of record and nominee for shareholders; maintaining account records and providing beneficial owners with account statements; processing dividend payments; issuing shareholder reports and transaction confirmations; providing sub-accounting services for Class A Shares of a Fund held beneficially; forwarding shareholder communications to beneficial owners; receiving, tabulating and transmitting proxies executed by beneficial owners; disseminating information about a Fund; and general account administration activities. Other expenses of an Authorized Service Provider related to its “service activities,” including telephone and other communications expenses, may be included in the information regarding amounts expended for such activities. An Authorized Service Provider is authorized to pay its affiliates and independent third party service providers for performing service activities consistent with this Plan.

4.           The Plan shall not take effect with respect to the Class A Shares of a Fund until the Plan, together with any related agreements, has been approved by votes of a majority of both (a) the Trustees of the Trust, and (b) those Trustees of the Trust who are not “interested persons” of the Trust (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related thereto (the “Plan Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and such related agreements, except that a meeting at which a related agreement between a Fund and a non-affiliated service provider is approved need not be an in-person meeting. For purposes of the Plan, a non-affiliated service provider is a service provider that is not affiliated with the Trust, Gottex, or the Distributor.

5.           The Plan and any related agreement shall continue in full force and effect as to the Class A Shares of a Fund for so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in Paragraph 4 hereof.

6.           Any person authorized to direct the disposition of monies paid or payable by a Fund pursuant to the Plan or a related agreement shall provide to the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made. Authorized Service Providers shall provide to the Distributor or Gottex, for provision to the Trustees, and the Trustees shall review such reports and information as the Trustees may require, which may be specified in the related agreement.

7.           All agreements with any person relating to implementation of the Plan shall be in writing, and any agreements related to the Plan shall provide, with respect to a Fund, that:

(a)        such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Plan Trustees or by vote of a majority of the outstanding Class A Shares of the Fund, on not more than 60 days' written notice to any other party to the agreement; and

(b)        such agreement shall terminate automatically in the event of its assignment.

8.           This Plan, or any agreements entered into pursuant to this Plan, may be terminated with respect to the Class A Shares of a Fund at any time, without penalty, by vote of a majority of the Trustees and a majority of the Plan Trustees, or by vote of a majority of the outstanding voting securities of the Class A Shares of the affected Fund.

9.           While this Plan is in effect, the Board shall satisfy the fund governance standards as defined under Rule 0-1(a)(7) under the 1940 Act.

10.         As used in this Plan, the terms “majority of the outstanding voting securities” and “assignment” shall have the same meanings as those terms have in the 1940 Act.

11.         The Trust shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 6 hereof for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

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12.         The Trustees and the holders of the Class A Shares of each Fund shall not be liable for any obligations of the Trust or any Fund under this Plan, and an Authorized Service Provider or any other person, in asserting any rights or claims under this Plan, shall look only to the assets and property of the Trust or such Fund in settlement of such right or claim, and not to such Trustees or holders of Class A Shares.

13.         The Plan may be amended at any time with respect to the Class A Shares of a Fund provided that no amendment to increase materially the amount of the Fee provided for in Paragraph 1 hereof without shareholder approval and no material amendment to the Plan shall be made unless such amendment is approved in the manner provided for approval in Paragraph 4 hereof.

Adopted: November 13, 2013

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APPENDIX A

Gottex Endowment Strategy Fund

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 Exhibit (n)(1)

GOTTEX TRUST

Multiple Class Plan Pursuant to Rule 18f-3

This Multiple Class Plan (the “Plan”) has been adopted by the Board of Trustees of Gottex Trust (the “Trust”), including a majority of the Board members who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Trust, on behalf of its series, the Gottex Endowment Strategy Fund (the “Fund”). The Board has determined that the Plan, including the expense allocation, is in the best interests of each class of the Fund and the Trust as a whole. The Plan sets forth the provisions relating to the establishment of multiple classes of shares (“Shares”) for the Fund.

1.           The Fund shall offer two classes of Shares, to be known as Class A Shares and Class I Shares.

2.           Class A Shares carry a front-end sales charge as described in the Fund’s prospectus. Class I Shares are sold without a front-end sales charge.

3.           Class A Shares are not subject to a contingent deferred sales charge (“CDSC”), except as described in the Fund’s prospectus. Class I Shares are not subject to a CDSC.

4.           The distribution and service plan adopted by the Trust pursuant to Rule 12b-1 (the “Rule 12b-1 Plan”) under the 1940 Act, associated with Class A Shares may be used to pay Foreside Fund Services, LLC (the “Distributor”) or others to assist in the promotion and distribution of the Class A Shares. Payments made under the Rule 12b-1 Plan may be used for, among other things, sweep account services, the printing of prospectuses and reports used for sales purposes, preparing and distributing sales literature and related expenses, advertisements and other distribution-related expenses, including a prorated portion of the Distributor’s overhead expenses attributable to the distribution of Class A Shares. Payments made under the Rule 12b-1 Plan may also be used to pay securities dealers or others for, among other things, furnishing personal services and maintaining customer accounts and records. Agreements for the payment of fees to others shall be in a form which has been approved from time to time by the Trust’s Board of Trustees, including the Trustees who are not “interested persons” as defined in the 1940 Act (“Independent Trustees”).

The Rule 12b-1 Plan shall operate in accordance with Rule 12b-1 under the 1940 Act and Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc., as both may be amended from time to time.

No Rule 12b-1 Plan has been adopted on behalf of Class I Shares and, therefore, Class I Shares shall not be subject to deductions relating to Rule 12b-1 fees.

5.           The Fund reserves the right, subject to approval by the Board of Trustees, to allocate fees and expenses of the following nature to a particular class of Shares of the Fund (to the extent that such fees and expenses actually vary among each class of Shares or vary by types of services provided to each class of Shares of the Fund):

(a)          transfer agency and other recordkeeping costs;

(b)          U.S. Securities and Exchange Commission and blue sky registration or qualification fees;

(c)          printing and postage expenses related to printing and distributing class specific materials, such as shareholder reports, prospectuses and proxies to current shareholders of a particular class or to regulatory authorities with respect to such class of Shares;

(d)          audit or accounting fees or expenses relating solely to such class;

(e)         the expenses of administrative personnel and services as required to support the shareholders of such class;

(f)           litigation or other legal expenses relating solely to such class of Shares;

(g)          Trustees’ fees and expenses incurred as a result of issues relating solely to such class of Shares; and

(h)          other expenses subsequently identified and determined to be properly allocated to such class of Shares.

Except for any expenses that are allocated to a particular class as described above, all expenses incurred by the Fund will be allocated to each class of Shares of the Fund on the basis of the net asset value of each such class in relation to the net asset value of the Fund.

6.           Income and realized and unrealized capital gains and losses of the Fund will be allocated to each class of Shares on the basis of the net asset value of each such class in relation to the net asset value of the Fund.

7.           There shall be no conversion features associated with Class A Shares and Class I Shares.

8.           Class A Shares will vote separately with respect to its Rule 12b-1 Plan.

9.           On an ongoing basis, the Trust’s Board of Trustees, pursuant to its fiduciary responsibilities under the 1940 Act, and otherwise, will monitor the Fund for the existence of any material conflicts between the interests of the two classes of Shares. The Trustees, including a majority of the Independent Trustees, shall take such action as is reasonably necessary to eliminate any such conflict that may develop.

10.         All material amendments to this Plan must be approved by a majority of the Trust’s Trustees, including a majority of the Independent Trustees.

11.         So long as the Plan is in effect, the Trust’s Board of Trustees must satisfy the fund governance standards as defined in Rule 0-1(a)(7) under the 1940 Act.

Adopted: November 13, 2013

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